
OLD MUTUAL®
Funds I

Old Mutual Funds I

SEMI-ANNUAL REPORT

January 31, 2012

Old Mutual Asset Allocation Conservative Portfolio
Old Mutual Asset Allocation Balanced Portfolio
Old Mutual Asset Allocation Moderate Growth Portfolio
Old Mutual Asset Allocation Growth Portfolio

TABLE OF CONTENTS

About This Report   1

Message to Shareholders   2

Management Discussion of Fund Performance
and Schedules of Investments

    Old Mutual Asset Allocation Conservative Portfolio
      Class A (OMCAX), Class C (OMCCX), Class Z (OMCZX), Institutional Class (OMCIX)   3

    Old Mutual Asset Allocation Balanced Portfolio
      Class A (OMABX), Class C (OMBCX), Class Z (OMBZX), Institutional Class (OMBLX)   7

    Old Mutual Asset Allocation Moderate Growth Portfolio
      Class A (OMMAX), Class C (OMMCX), Class Z (OMMZX), Institutional Class (OMMIX)   11

    Old Mutual Asset Allocation Growth Portfolio
      Class A (OMGAX), Class C (OMCGX), Class Z (OMGZX), Institutional Class (OMGIX)   15

Statements of Assets and Liabilities   20

Statements of Operations   21

Statements of Changes in Net Assets   22

Financial Highlights   23

Notes to Financial Statements   26

Proxy Voting and Portfolio Holdings   39

Fund Expenses Example   40

This page is intentionally left blank.

ABOUT THIS REPORT

HISTORICAL RETURNS

All total returns mentioned in this report account for the change in a Fund's per-share price and the reinvestment of any dividends and capital gain distributions. If your account is set up to receive Fund dividends and distributions in cash rather than reinvest them, your actual return may differ from these figures. The Funds' performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Past performance does not guarantee future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Performance results represent past performance, and current performance may be higher or lower. Please call toll-free, at 888-772-2888, or visit oldmutualfunds.com for performance results current to the most recent month-end.

Performance results for short periods of time may not be representative of longer-term results. Performance without load assumes that no front-end or contingent deferred sales charge was applied or the investment was not redeemed. Performance with load assumes that a front-end or contingent deferred sales charge was applied to the extent applicable. The Funds each offer Class A, Class C, Class Z and Institutional Class shares. Class A shares have a current maximum up-front sales charge of 5.75% and are subject to an annual service fee of 0.25%. Class C shares are subject to aggregate annual distribution and service fees of 1.00% and will be subject to a contingent deferred sales charge of 1.00% if redeemed within the first 12 months of purchase. Class Z and Institutional Class shares are only available to eligible shareholders. The returns for certain periods may reflect fee waivers and/or reimbursements in effect for that period; absent fee waivers and reimbursements, performance would have been lower.

FUND DATA

This report reflects views, opinions and Fund holdings as of January 31, 2012, the end of the report period, and these views and opinions are subject to change. The information is not a complete analysis of every aspect of any sector, industry or security of the Funds. Opinions and forecasts regarding industries, companies and/or themes and Fund composition and holdings, are subject to change at any time based on market and other conditions, and should not be construed as a recommendation of any specific security or as investment advice. Percentage holdings as of January 31, 2012 are included in each Fund's Schedule of Investments. There is no assurance that the securities purchased will remain in a Fund or that securities sold have not been repurchased.

There are risks associated with mutual fund investing, including the risk of loss of principal. There is no assurance that the investment process will consistently lead to successful results. An investment in a Fund is not a bank deposit. It is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

COMPARATIVE INDEXES

The comparative indexes discussed in this report are meant to provide a basis for judging the Funds' performance against specific benchmarks. Each index shown accounts for both changes in security price and reinvestment of dividends and distributions, but does not reflect the cost of managing a mutual fund. The Funds may significantly differ in holdings and composition from an index. Individuals cannot invest directly in an index.

Indexes:

Barclays Capital U.S. Aggregate Index

The unmanaged Barclays Capital U.S. Aggregate Index is a widely recognized measure of the aggregate bond market. The index is market value-weighted inclusive of accrued interest.

Standard & Poor's Composite 1500

The unmanaged Standard & Poor's Composite 1500 ("S&P Composite 1500") is a broad-based, capitalization-weighted index comprising 1,500 stocks of large-cap, mid-cap and small-cap U.S. companies.

Index returns and statistical data included in this report are provided by Bloomberg, FactSet and Barclays Capital.

MESSAGE TO SHAREHOLDERS

Dear Shareholder:

During the semi-annual period covered in this report, equity markets around the globe were penalized, as investors grew more apprehensive about growth prospects and government policy responses in the Eurozone, China and the U.S. There seemed to be no safe haven within the global equity markets, as even large markets such as Germany, France and China fell more than the U.S. market. Particularly hard hit were emerging markets — whose export dependence would be challenged by a slowdown in global demand — continental Europe, and U.S. small-capitalization stocks.

On the bright side, the volatility of the third quarter moderated somewhat in the fourth quarter, as more positive economic data brought renewed optimism and many markets gained ground. Globally, equities rallied as investors began to believe the U.S. economy was growing, even though Europe continued to face a potential recession and emerging markets were cooling. As such, while U.S. equity returns for 2011 were modest, they were still better than those in many other countries.

Furthermore, while the lingering questions surrounding global economic growth will not be resolved overnight, there is the theory that equity markets generally rise in anticipation of an economic recovery. January 2012 seemed to be representative of this theory and the year kicked off with a strong rally.

Looking ahead, Old Mutual Capital will continue to monitor and evaluate the economic environment as we manage the money with which you have entrusted us. As always, we are grateful for your support and will continue to work diligently to enhance your experience as an investor in the Old Mutual Funds I portfolios. Please do not hesitate to contact us if there is anything we can do to better serve you. Feel free to contact me directly at President@oldmutualcapital.com, or please see the back cover of this report for other contact information.

Sincerely,



Julian F. Sluyters
President
Old Mutual Funds I

OLD MUTUAL ASSET ALLOCATION CONSERVATIVE PORTFOLIO

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Ibbotson Associates, Inc.*

Q. How did the Fund perform relative to its benchmark?

A. For the six-month period ended January 31, 2012, Class A shares of the Old Mutual Asset Allocation Conservative Portfolio (the "Fund") returned 0.87% at net asset value, while the S&P Composite 1500 returned 2.51% and the Barclays Capital U.S. Aggregate Index returned 4.25%. Performance for all share classes can be found on page 5.

Q. What investment environment did the Fund face during the past period?

A. Uncertainty surrounding the Eurozone crisis and the direction of the global economy contributed to a volatile market environment. Investors fled foreign stocks in favor of the perceived safety of domestic securities, particularly larger capitalization issues. In the U.S., small- and mid-capitalization stocks were relatively flat versus modest returns for large-capitalization stocks. Outside the U.S., both large- and small-capitalization names suffered, and continental Europe was the hardest hit of all regions, including emerging markets. Overall, bonds outpaced stocks as longer maturity bonds benefited from the continued decline in interest rates.

Q. Which market factors influenced the Fund's relative performance?

A. The Fund's considerable exposure to foreign equities and short-term bonds was a major detractor from performance, as foreign markets sold off and shorter maturity bonds continued to underperform the broad market. This was partially offset by the strong relative performance of the underlying equity fund managers. The majority of equity managers outperformed the blended benchmarks that were set for them. Managers of fixed-income funds, in aggregate, underperformed their respective blended benchmarks. In aggregate, the underlying fund managers detracted from relative performance given the Fund's fixed income emphasis.

Multiple tactical asset allocation decisions were implemented over the period in an effort to lower the Fund's risk. In September 2011, slight reductions in high-yield bonds and domestic small-capitalization stocks were made in favor of investment-grade bonds and large-capitalization stocks, respectively. The underweight in small-capitalization stocks remained in place and benefited performance as large-capitalization stocks outperformed during the period. In October 2011, equity exposures were trimmed slightly and allocated toward short-term bonds. The allocation to high-yield securities was removed in late December 2011 when the Old Mutual High Yield Fund was reorganized into a new mutual fund advised by First Eagle Investment Management, Inc. During January 2012, the Fund had limited high-yield bond exposure and experienced little benefit from the strong performance of high-yield bonds. While all the decisions combined to reduce Fund volatility, collectively they were a further drag on performance.

Q. How did portfolio composition affect relative Fund performance?

A. The Fund is a "Fund of Funds," which seeks to achieve its investment objective by investing in a portion of underlying equity and fixed-income funds, although a portion of its assets may be invested in cash, cash equivalents, or in money market funds.

Based on the performance of the Fund's underlying mutual fund investments, Old Mutual Barrow Hanley Core Bond Fund, Old Mutual Dwight Intermediate Fixed Income Fund and Old Mutual Barrow Hanley Value Fund were the largest contributors to overall performance. Old Mutual International Equity Fund, Old Mutual High Yield Fund (no longer a Fund holding) and Old Mutual Copper Rock Emerging Growth Fund contributed the least to overall performance.

* Effective December 31, 2011, Ibbotson Associates Advisors, LLC, the former sub-adviser to the Fund, was merged into Ibbotson Associates, Inc.

Performance Highlights

- *For the six-month period ended January 31, 2012, Class A shares of the Old Mutual Asset Allocation Conservative Portfolio returned 0.87% at net asset value, while the S&P Composite 1500 returned 2.51% and the Barclays Capital U.S. Aggregate Index returned 4.25%.*

- *The Fund's considerable exposure to foreign equities and short-term bonds was a major detractor from performance, as foreign markets sold off and shorter maturity bonds continued to underperform the broad market. This was partially offset by the strong relative performance of the underlying equity fund managers.*

- *Old Mutual Barrow Hanley Core Bond Fund, Old Mutual Dwight Intermediate Fixed Income Fund and Old Mutual Barrow Hanley Value Fund were the largest contributors to overall performance.*

- *Old Mutual International Equity Fund, Old Mutual High Yield Fund (no longer a Fund holding) and Old Mutual Copper Rock Emerging Growth Fund contributed the least to overall performance.*

Asset Allocation Conservative Portfolio

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Ibbotson Associates, Inc.

Top Ten Holdings
as of January 31, 2012

Old Mutual Barrow Hanley Core Bond Fund	38.8%
Old Mutual Dwight Short Term Fixed Income Fund	17.8%
Old Mutual Dwight Intermediate Fixed Income Fund	13.7%
Old Mutual TS&W Mid-Cap Value Fund	6.4%
Old Mutual International Equity Fund	5.3%
Old Mutual Barrow Hanley Value Fund	5.2%
Old Mutual Focused Fund	4.0%
Old Mutual Large Cap Growth Fund	3.2%
Old Mutual Copper Rock Emerging Growth Fund	2.4%
Old Mutual Analytic U.S. Long/Short Fund	2.2%
As a % of Total Fund Investments	99.0%

Q. What is the investment outlook?

A. Ibbotson Associates, Inc. ("Ibbotson"), the Fund's sub-adviser, remains cautious about global markets going forward and has made slight adjustments to the Fund as a result. Ibbotson remains underweight stocks in favor of short-term bonds and cash, with an emphasis on larger capitalization issues. Ibbotson is also concerned about the downside risk in bonds given their historically low yields and the potential for increased inflation and interest rates.

Looking ahead, Ibbotson believes U.S. stocks appear expensive given elevated profit margins and stretched long-term valuations following the recent rally in stocks. Investors' bullish expectations for U.S. profits add further concern, as the downside risk to earnings and profit margins increases. Foreign equity valuations appear more favorable going forward, particularly those in Europe and Japan. The Fund remains underweight in small-capitalization U.S. stocks due to unfavorable valuations and sensitivity to both investor sentiment and economic activity.

Globally, government bonds offer very little to the medium-term investor and thus, Ibbotson prefers investment-grade corporate bonds, with an emphasis on shorter duration issues. Together short-duration government bonds, high-grade corporate bonds, and cash are Ibbotson's preferred defensive assets for the Fund.

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of January 31, 2012

	Inception Date	6 Month Return	1 Year Return	Annualized 5 Year Return	Annualized Inception to Date
Class A with load	09/30/04	(4.90)%	(2.21)%	3.21%	4.37%
Class A without load	09/30/04	0.87%	3.75%	4.45%	5.22%
Class C with load	09/30/04	(0.38)%	2.01%	3.69%	4.45%
Class C without load	09/30/04	0.61%	3.01%	3.69%	4.45%
Class Z	12/09/05	1.12%	4.03%	4.74%	5.31%
Institutional Class	09/30/04	1.03%	4.03%	4.72%	5.49%
S&P Composite 1500	09/30/04	2.51%	4.21%	0.70%	4.76%
Barclays Capital U.S. Aggregate Index	09/30/04	4.25%	8.66%	6.70%	5.60%

Past performance is not a guarantee of future results. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative indexes can be found on page 1.

Class A shares have a current maximum initial sales charge of 5.75%; Class C shares may be subject to a contingent deferred sales charge ("CDSC") of 1.00% if redeemed within twelve months of the date of purchase; and Class A share purchases of $1 million or more, which were purchased without an initial sales charge, may be subject to a CDSC of 1.00% if redeemed within twelve months of the date of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and total annual operating expenses after fee waivers and/or expense reimbursement you may pay as an investor in the Fund's Class A, Class C, Class Z and Institutional Class shares (as reported in the prospectus dated November 23, 2011) are 1.63% and 1.33%; 2.33% and 2.08%; 2.37% and 1.08%; and 1.35% and 1.08%, respectively.

Fund Performance



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class A, Class C and Institutional Class shares on the inception date of 9/30/04 to an investment made in unmanaged securities indexes on that date. The performance of the Fund's Class A shares shown in the line graph takes into account the maximum initial sales charge. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of January 31, 2012 — % of Total Fund Investments



SCHEDULE OF INVESTMENTS

AS OF JANUARY 31, 2012 (UNAUDITED)

Description	Shares	Value (000)
Affiliated Mutual Funds[1] — 100.1%		
Government/Corporate — 70.3%		
Old Mutual Barrow Hanley Core Bond Fund	1,319,612	$ 14,067
Old Mutual Dwight Intermediate Fixed Income Fund	500,741	4,957
Old Mutual Dwight Short Term Fixed Income Fund	640,895	6,448
Total Government/Corporate		25,472
Growth — 2.4%		
Old Mutual Copper Rock Emerging Growth Fund*	75,298	865
Total Growth		865
Growth & Income-Large Cap — 4.0%		
Old Mutual Focused Fund	65,907	1,454
Total Growth & Income-Large Cap		1,454
Growth-Large Cap — 3.2%		
Old Mutual Large Cap Growth Fund	59,538	1,149
Total Growth-Large Cap		1,149
International Equity — 5.3%		
Old Mutual International Equity Fund	233,363	1,930
Total International Equity		1,930
Market Neutral-Equity — 2.2%		
Old Mutual Analytic U.S. Long/Short Fund	67,741	804
Total Market Neutral-Equity		804
Value — 5.2%		
Old Mutual Barrow Hanley Value Fund	286,872	1,890
Total Value		1,890
Value-Mid Cap — 6.4%		
Old Mutual TS&W Mid-Cap Value Fund	266,718	2,310
Total Value-Mid Cap		2,310
Value-Small Cap — 0.1%		
Old Mutual TS&W Small Cap Value Fund*	1,230	22
Total Value-Small Cap		22

Description	Shares	Value (000)
Money Market Fund — 1.0%		
Old Mutual Cash Reserves Fund, Institutional Class, 0.00% (A)	377,997	$ 378
Total Money Market Fund		378
Total Affiliated Mutual Funds (Cost $33,051)		36,274
Total Investments — 100.1% (Cost $33,051)		36,274
Other Assets and Liabilities, Net — (0.1)%		(30)
Total Net Assets — 100.0%		$ 36,244

For descriptions of abbreviations and footnotes, please refer to page 19.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used as of January 31, 2012 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Affiliated Mutual Funds	$36,274	$—	$—	$36,274
Total Investments	$36,274	$—	$—	$36,274

Refer to the "Security Valuation" section of Note 2 for further information.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL ASSET ALLOCATION BALANCED PORTFOLIO

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Ibbotson Associates, Inc.*

Q. How did the Fund perform relative to its benchmark?

A. For the six-month period ended January 31, 2012, Class A shares of the Old Mutual Asset Allocation Balanced Portfolio (the "Fund") returned 0.35% at net asset value, while the S&P Composite 1500 returned 2.51% and the Barclays Capital U.S. Aggregate Index returned 4.25%. Performance for all share classes can be found on page 9.

Q. What investment environment did the Fund face during the past period?

A. Uncertainty surrounding the Eurozone crisis and the direction of the global economy contributed to a volatile market environment. Investors fled foreign stocks in favor of the perceived safety of domestic securities, particularly larger capitalization issues. In the U.S., small- and mid-capitalization stocks were relatively flat versus modest returns for large-capitalization stocks. Outside the U.S., both large- and small-capitalization names suffered, and continental Europe was the hardest hit of all regions, including emerging markets. Overall, bonds outpaced stocks as longer maturity bonds benefited from the continued decline in interest rates.

Q. Which market factors influenced the Fund's relative performance?

A. The Fund's considerable exposure to foreign equities and short-term bonds was a major detractor from performance, as foreign markets sold off and shorter maturity bonds continued to underperform the broad market. This was partially offset by the strong relative performance of the underlying equity fund managers. The majority of equity fund managers outperformed the blended benchmarks that were set for them. Fixed-income fund managers, in aggregate, underperformed their respective blended benchmarks. In aggregate, the underlying fund managers added to relative performance.

Multiple tactical asset allocation decisions were implemented over the period in an effort to lower the Fund's risk. In September 2011, slight reductions in high-yield bonds and domestic small-capitalization stocks were made in favor of investment-grade bonds and large-capitalization stocks, respectively. The underweight in small-capitalization stocks remained in place and benefited performance as large-capitalization stocks outperformed during the period. The Fund also held an underweight position in real estate investment trusts (REITs) in favor of U.S. large-capitalization stocks over the entire period that detracted slightly from performance. In October 2011, equity exposures were trimmed slightly and allocated toward short-term bonds. The allocation to high-yield securities was removed in late December 2011 when the Old Mutual High Yield Fund was reorganized into a new mutual fund advised by First Eagle Investment Management, Inc. During January 2012, the Fund had limited high-yield bond exposure and experienced little benefit from the strong performance of high-yield bonds. While all the decisions combined to reduce Fund volatility, collectively they were a further drag on performance.

Q. How did portfolio composition affect Fund performance?

A. The Fund is a "Fund of Funds," which seeks to achieve its investment objective by investing in a portfolio of underlying equity and fixed-income funds, although a portion of its assets may be invested in cash, cash equivalents, or in money market funds.

Based on the performance of the Fund's underlying mutual fund investments, Old Mutual Barrow Hanley Core Bond Fund, Old Mutual Barrow Hanley Value Fund and Old Mutual Focused Fund were among the largest contributors to overall performance. Old Mutual International Equity Fund, Old Mutual Copper Rock Emerging Growth Fund and Old Mutual Copper Rock International Small Cap Fund were among those that contributed the least to overall performance.

* Effective December 31, 2011, Ibbotson Associates Advisors, LLC, the former sub-adviser to the Fund, was merged into Ibbotson Associates, Inc.

Performance Highlights

- *For the six-month period ended January 31, 2012, Class A shares of the Old Mutual Asset Allocation Balanced Portfolio returned 0.35% at net asset value, while the S&P Composite 1500 returned 2.51% and the Barclays Capital U.S. Aggregate Index returned 4.25%.*

- *The Fund's considerable exposure to foreign equities and short-term bonds was a major detractor from performance, as foreign markets sold off and shorter maturity bonds continued to underperform the broad market. This was partially offset by the strong relative performance of the underlying equity fund managers.*

- *Old Mutual Barrow Hanley Core Bond Fund, Old Mutual Barrow Hanley Value Fund and Old Mutual Focused Fund were among the largest contributors to overall performance.*

- *Old Mutual International Equity Fund, Old Mutual Copper Rock Emerging Growth Fund and Old Mutual Copper Rock International Small Cap Fund were among those that contributed the least to overall performance.*

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Ibbotson Associates, Inc.

Top Ten Holdings
as of January 31, 2012

Old Mutual Barrow Hanley Core Bond Fund	22.8%
Old Mutual Barrow Hanley Value Fund	11.5%
Old Mutual Dwight Short Term Fixed Income Fund	9.0%
Old Mutual TS&W Mid-Cap Value Fund	8.9%
Old Mutual International Equity Fund	8.6%
Old Mutual Focused Fund	7.8%
Old Mutual Dwight Intermediate Fixed Income Fund	7.0%
Old Mutual Large Cap Growth Fund	6.4%
Old Mutual TS&W Small Cap Value Fund	5.1%
Old Mutual Analytic U.S. Long/Short Fund	4.7%
As a % of Total Fund Investments	91.8%

Q. What is the investment outlook?

A. Ibbotson Associates, Inc. ("Ibbotson"), the Fund's sub-adviser, remains cautious about global markets going forward and has made slight adjustments to the Fund as a result. The Fund remains underweight stocks and REITs in favor of short-term bonds and cash, with an emphasis on larger capitalization issues. Ibbotson is also concerned with the downside risk in bonds given their historically low yields and the potential for increased inflation and interest rates.

Looking ahead, Ibbotson believes U.S. stocks appear expensive given elevated profit margins and stretched long-term valuations following the recent rally in stocks. Investors' bullish expectations for U.S. profits add further concern, as the downside risk to earnings and profit margins increases. REIT valuations remain elevated and yields are still at historic lows. Foreign equity valuations appear more favorable going forward, particularly those in Europe and Japan. The Fund remains underweight small-capitalization U.S. stocks due to unfavorable valuations and sensitivity to both investor sentiment and economic activity.

Globally, government bonds offer very little to the medium-term investor and thus, Ibbotson prefers investment-grade corporate bonds, with an emphasis on shorter duration issues. Together short-duration government bonds, high-grade corporate bonds, and cash are Ibbotson's preferred defensive assets for the Fund.

Performance and Portfolio Summary (Unaudited)

Average Annual Total Returns as of January 31, 2012

	Inception Date	6 Month Return	1 Year Return	Annualized 5 Year Return	Annualized Inception to Date
Class A with load	09/30/04	(5.40)%	(3.01)%	1.39%	4.45%
Class A without load	09/30/04	0.35%	2.89%	2.60%	5.30%
Class C with load	09/30/04	(1.04)%	1.11%	1.84%	4.54%
Class C without load	09/30/04	(0.05)%	2.11%	1.84%	4.54%
Class Z	12/09/05	0.48%	3.15%	2.87%	4.48%
Institutional Class	09/30/04	0.49%	3.16%	2.83%	5.55%
S&P Composite 1500	09/30/04	2.51%	4.21%	0.70%	4.76%
Barclays Capital U.S. Aggregate Index	09/30/04	4.25%	8.66%	6.70%	5.60%

Past performance is not a guarantee of future results. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative indexes can be found on page 1.

Class A shares have a current maximum initial sales charge of 5.75%; Class C shares may be subject to a contingent deferred sales charge ("CDSC") of 1.00% if redeemed within twelve months of the date of purchase; and Class A share purchases of $1 million or more, which were purchased without an initial sales charge, may be subject to a CDSC of 1.00% if redeemed within twelve months of the date of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and total annual operating expenses after fee waivers and/or expense reimbursement you may pay as an investor in the Fund's Class A, Class C, Class Z and Institutional Class shares (as reported in the prospectus dated November 23, 2011) are 1.76% and 1.46%; 2.41% and 2.21%; 2.23% and 1.21%; and 47.76% and 1.21%, respectively.

Fund Performance



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class A, Class C and Institutional Class shares on the inception date of 9/30/04 to an investment made in unmanaged securities indexes on that date. The performance of the Fund's Class A shares shown in the line graph takes into account the maximum initial sales charge. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of January 31, 2012 — % of Total Fund Investments



SCHEDULE OF INVESTMENTS

AS OF JANUARY 31, 2012 (UNAUDITED)

Description	Shares	Value (000)
Affiliated Mutual Funds[(1)] — 100.1%		
Government/Corporate — 38.7%		
Old Mutual Barrow Hanley Core Bond Fund	1,244,781	$ 13,269
Old Mutual Dwight Intermediate Fixed Income Fund	410,817	4,067
Old Mutual Dwight Short Term Fixed Income Fund	519,622	5,228
Total Government/Corporate		22,564
Growth — 3.3%		
Old Mutual Copper Rock Emerging Growth Fund*	166,894	1,917
Total Growth		1,917
Growth & Income-Large Cap — 7.8%		
Old Mutual Focused Fund	205,973	4,544
Total Growth & Income-Large Cap		4,544
Growth & Income-Small Cap — 2.0%		
Old Mutual Copper Rock International Small Cap Fund	110,324	1,180
Total Growth & Income-Small Cap		1,180
Growth-Large Cap — 6.4%		
Old Mutual Large Cap Growth Fund	192,678	3,720
Total Growth-Large Cap		3,720
International Equity — 8.6%		
Old Mutual International Equity Fund	607,978	5,028
Total International Equity		5,028
Market Neutral-Equity — 4.7%		
Old Mutual Analytic U.S. Long/Short Fund	230,814	2,740
Total Market Neutral-Equity		2,740
Sector Fund-Real Estate — 2.0%		
Old Mutual Heitman REIT Fund	121,990	1,143
Total Sector Fund-Real Estate		1,143
Value — 11.6%		
Old Mutual Barrow Hanley Value Fund	1,021,510	6,732
Total Value		6,732

Description	Shares	Value (000)
Value-Mid Cap — 8.9%		
Old Mutual TS&W Mid-Cap Value Fund	599,737	$ 5,194
Total Value-Mid Cap		5,194
Value-Small Cap — 5.1%		
Old Mutual TS&W Small Cap Value Fund*	168,418	2,985
Total Value-Small Cap		2,985
Money Market Fund — 1.0%		
Old Mutual Cash Reserves Fund, Institutional Class, 0.00% (A)	577,954	578
Total Money Market Fund		578
Total Affiliated Mutual Funds (Cost $52,361)		58,325
Total Investments — 100.1% (Cost $52,361)		58,325
Other Assets and Liabilities, Net — (0.1)%		(66)
Total Net Assets — 100.0%		$ 58,259

For descriptions of abbreviations and footnotes, please refer to page 19.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used as of January 31, 2012 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Affiliated Mutual Funds	$58,325	$—	$—	$58,325
Total Investments	$58,325	$—	$—	$58,325

Refer to the "Security Valuation" section of Note 2 for further information.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL ASSET ALLOCATION MODERATE GROWTH PORTFOLIO

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Ibbotson Associates, Inc.*

Q. How did the Fund perform relative to its benchmark?

A. For the six-month period ended January 31, 2012, Class A shares of the Old Mutual Asset Allocation Moderate Growth Portfolio (the "Fund") returned -0.73% at net asset value, while the S&P Composite 1500 returned 2.51% and the Barclays Capital U.S. Aggregate Index returned 4.25%. Performance for all share classes can be found on page 13.

Q. What investment environment did the Fund face during the past period?

A. Uncertainty surrounding the Eurozone crisis and the direction of the global economy contributed to a volatile market environment. Investors fled foreign stocks in favor of the perceived safety of domestic securities, particularly larger capitalization issues. In the U.S., small- and mid-capitalization stocks were relatively flat versus modest returns for large-capitalization stocks. Outside the U.S., both large- and small-capitalization names suffered, and continental Europe was the hardest hit of all regions, including emerging markets. Overall, bonds outpaced stocks as longer maturity bonds benefited from the continued decline in interest rates.

Q. Which market factors influenced the Fund's relative performance?

A. The Fund's considerable exposure to foreign equities was a major detractor from performance as foreign markets sold off during the period. This was partially offset by the strong relative performance of the underlying equity fund managers. The majority of equity fund managers outperformed the blended benchmarks that were set for them. Short-term bonds continued to underperform the broad market during the period and fixed-income fund managers, in aggregate, underperformed their respective blended benchmarks. In aggregate, the underlying fund managers added to relative performance.

Multiple tactical asset allocation decisions were implemented over the period in an effort to lower the Fund's risk. In September 2011, a slight reduction in domestic small-capitalization stocks was made in favor of large-capitalization stocks. The underweight in small-capitalization stocks remained in place and benefited performance as large-capitalization stocks outperformed during the period. The Fund also held an underweight position in real estate investment trusts (REITs) in favor of U.S. large-capitalization stocks over the entire period, which detracted slightly from performance. In October 2011, equity exposures were trimmed slightly and allocated toward short-term bonds. While all the decisions combined to reduce Fund volatility, collectively they were a further drag on performance.

Q. How did portfolio composition affect Fund performance?

A. The Fund is a "Fund of Funds," which seeks to achieve its investment objective by investing in a portfolio of underlying equity and fixed-income funds, although a portion of its assets may be invested in cash, cash equivalents, or in money market funds.

Based on the performance of the Fund's underlying mutual fund investments, Old Mutual Barrow Hanley Value Fund, Old Mutual Barrow Hanley Core Bond Fund and Old Mutual Large Cap Growth Fund were among the largest contributors to overall performance. Old Mutual International Equity Fund, Old Mutual Copper Rock International Small Cap Fund and Old Mutual Copper Rock Emerging Growth Fund were among those that contributed the least to overall performance.

* Effective December 31, 2011, Ibbotson Associates Advisors, LLC, the former sub-adviser to the Fund, was merged into Ibbotson Associates, Inc.

Performance Highlights

• *For the six-month period ended January 31, 2012, Class A shares of the Old Mutual Asset Allocation Moderate Growth Portfolio returned -0.73% at net asset value, while the S&P Composite 1500 returned 2.51% and the Barclays Capital U.S. Aggregate Index returned 4.25%.*

• *The Fund's considerable exposure to foreign equities was a major detractor from performance as foreign markets sold off during the period. This was partially offset by the strong relative performance of the underlying equity fund managers.*

• *Old Mutual Barrow Hanley Value Fund, Old Mutual Barrow Hanley Core Bond Fund and Old Mutual Large Cap Growth Fund were among the largest contributors to overall performance.*

• *Old Mutual International Equity Fund, Old Mutual Copper Rock International Small Cap Fund and Old Mutual Copper Rock Emerging Growth Fund were among those that contributed the least to overall performance.*

OLD MUTUAL ASSET ALLOCATION MODERATE GROWTH PORTFOLIO — continued

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Ibbotson Associates, Inc.

Top Ten Holdings as of January 31, 2012	
Old Mutual Barrow Hanley Core Bond Fund	15.5%
Old Mutual Barrow Hanley Value Fund	14.1%
Old Mutual International Equity Fund	13.1%
Old Mutual TS&W Small Cap Value Fund	9.4%
Old Mutual Focused Fund	8.8%
Old Mutual TS&W Mid-Cap Value Fund	8.2%
Old Mutual Large Cap Growth Fund	7.3%
Old Mutual Copper Rock Emerging Growth Fund	6.4%
Old Mutual Analytic U.S. Long/Short Fund	5.4%
Old Mutual Copper Rock International Small Cap Fund	3.5%
As a % of Total Fund Investments	91.7%

Q. What is the investment outlook?

A. Ibbotson Associates, Inc. ("Ibbotson"), the Fund's sub-adviser, remains cautious about global markets going forward and has made slight adjustments to the Fund as a result. The Fund remains underweight stocks and REITs in favor of short-term bonds and cash, with an emphasis on larger capitalization issues. Ibbotson is also concerned about the downside risk in bonds, given the historically low yields and the potential for increased inflation and interest rates.

Looking ahead, Ibbotson believes U.S. stocks appear expensive given the elevated profit margins and stretched long-term valuations following the recent rally in stocks. Investors' bullish expectations for U.S. profits add further concern, as the downside risk to earnings and profit margins increases. REIT valuations remain elevated and yields are still at historic lows. Foreign equity valuations appear more favorable going forward, particularly those in Europe and Japan. The Fund remains underweight small-capitalization U.S. stocks due to unfavorable valuations and sensitivity to both investor sentiment and economic activity.

Globally, government bonds offer very little to the medium-term investor and thus, Ibbotson prefers investment-grade corporate bonds, with an emphasis on shorter duration issues. Together, short-duration government bonds, high-grade corporate bonds, and cash are Ibbotson's preferred defensive assets for the Fund.

Asset Allocation
Moderate Growth Portfolio

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of January 31, 2012

	Inception Date	6 Month Return	1 Year Return	Annualized 5 Year Return	Annualized Inception to Date
Class A with load	09/30/04	(6.45)%	(3.93)%	(0.73)%	3.79%
Class A without load	09/30/04	(0.73)%	1.93%	0.46%	4.64%
Class C with load	09/30/04	(2.13)%	0.18%	(0.29)%	3.86%
Class C without load	09/30/04	(1.15)%	1.18%	(0.29)%	3.86%
Class Z	12/09/05	(0.70)%	2.12%	0.71%	3.20%
Institutional Class	09/30/04	(0.63)%	2.11%	0.73%	4.92%
S&P Composite 1500	09/30/04	2.51%	4.21%	0.70%	4.76%
Barclays Capital U.S. Aggregate Index	09/30/04	4.25%	8.66%	6.70%	5.60%

Past performance is not a guarantee of future results. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative indexes can be found on page 1.

Class A shares have a current maximum initial sales charge of 5.75%; Class C shares may be subject to a contingent deferred sales charge ("CDSC") of 1.00% if redeemed within twelve months of the date of purchase; and Class A share purchases of $1 million or more, which were purchased without an initial sales charge, may be subject to a CDSC of 1.00% if redeemed within twelve months of the date of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and total annual operating expenses after fee waivers and/or expense reimbursement you may pay as an investor in the Fund's Class A, Class C, Class Z and Institutional Class shares (as reported in the prospectus dated November 23, 2011) are 1.91% and 1.47%; 2.59% and 2.22%; 2.55% and 1.22%; and 184.49% and 1.22%, respectively.

Fund Performance



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class A, Class C and Institutional Class shares on the inception date of 9/30/04 to an investment made in unmanaged securities indexes on that date. The performance of the Fund's Class A shares shown in the line graph takes into account the maximum initial sales charge. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of January 31, 2012 — % of Total Fund Investments



OLD MUTUAL ASSET ALLOCATION MODERATE GROWTH PORTFOLIO — concluded

SCHEDULE OF INVESTMENTS

AS OF JANUARY 31, 2012 (UNAUDITED)

Description	Shares	Value (000)
Affiliated Mutual Funds[1] — 100.3%		
Government/Corporate — 20.1%		
Old Mutual Barrow Hanley Core Bond Fund	1,022,854	$ 10,904
Old Mutual Dwight Intermediate Fixed Income Fund	167,382	1,657
Old Mutual Dwight Short Term Fixed Income Fund	160,273	1,612
Total Government/Corporate		14,173
Growth — 6.4%		
Old Mutual Copper Rock Emerging Growth Fund*	390,770	4,488
Total Growth		4,488
Growth & Income-Large Cap — 8.8%		
Old Mutual Focused Fund	281,520	6,210
Total Growth & Income-Large Cap		6,210
Growth & Income-Small Cap — 3.5%		
Old Mutual Copper Rock International Small Cap Fund	229,245	2,453
Total Growth & Income-Small Cap		2,453
Growth-Large Cap — 7.3%		
Old Mutual Large Cap Growth Fund	265,454	5,126
Total Growth-Large Cap		5,126
International Equity — 13.2%		
Old Mutual International Equity Fund	1,118,162	9,247
Total International Equity		9,247
Market Neutral-Equity — 5.4%		
Old Mutual Analytic U.S. Long/Short Fund	322,315	3,826
Total Market Neutral-Equity		3,826
Sector Fund-Real Estate — 2.8%		
Old Mutual Heitman REIT Fund	211,161	1,979
Total Sector Fund-Real Estate		1,979
Value — 14.2%		
Old Mutual Barrow Hanley Value Fund	1,511,295	9,959
Total Value		9,959
Value-Mid Cap — 8.2%		
Old Mutual TS&W Mid-Cap Value Fund	665,835	5,766
Total Value-Mid Cap		5,766

Description	Shares	Value (000)
Value-Small Cap — 9.4%		
Old Mutual TS&W Small Cap Value Fund*	374,627	$ 6,640
Total Value-Small Cap		6,640
Money Market Fund — 1.0%		
Old Mutual Cash Reserves Fund, Institutional Class, 0.00% (A)	695,876	696
Total Money Market Fund		696
Total Affiliated Mutual Funds (Cost $63,773)		70,563
Total Investments — 100.3% (Cost $63,773)		70,563
Other Assets and Liabilities, Net — (0.3)%		(177)
Total Net Assets — 100.0%		$ 70,386

For descriptions of abbreviations and footnotes, please refer to page 19.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used as of January 31, 2012 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Affiliated Mutual Funds	$70,563	$—	$—	$70,563
Total Investments	$70,563	$—	$—	$70,563

Refer to the "Security Valuation" section of Note 2 for further information.

The accompanying notes are an integral part of the financial statements.

14

OLD MUTUAL ASSET ALLOCATION GROWTH PORTFOLIO

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Ibbotson Associates, Inc.*

Q. How did the Fund perform relative to its benchmark?

A. For the six-month period ended January 31, 2012, Class A shares of the Old Mutual Asset Allocation Growth Portfolio (the "Fund") underperformed its benchmark, the S&P Composite 1500 (the "Index"). The Fund's Class A shares posted a -1.99% return at net asset value versus a 2.51% return for the Index. Performance for all share classes can be found on page 17.

Q. What investment environment did the Fund face during the past period?

A. Uncertainty surrounding the Eurozone crisis and the direction of the global economy contributed to a volatile market environment. Investors fled foreign stocks in favor of the perceived safety of domestic securities, particularly larger capitalization issues. In the U.S., small- and mid-capitalization stocks were relatively flat versus modest returns for large-capitalization stocks. Outside the U.S., both large- and small-capitalization names suffered, and continental Europe was the hardest hit of all regions, including emerging markets. Overall, bonds outpaced stocks as longer maturity bonds benefited from the continued decline in interest rates.

Q. Which market factors influenced the Fund's relative performance?

A. The Fund's considerable exposure to foreign equities was a major detractor from performance as foreign markets sold off during the period. This was partially offset by the strong relative performance of the underlying equity fund managers. In aggregate, the underlying fund managers added to relative performance.

Multiple tactical asset allocation decisions were implemented over the period in an effort to lower the Fund's risk. In September 2011, a slight reduction in domestic small-capitalization stocks was made in favor of large-capitalization stocks. The underweight in small-capitalization stocks remained in place and benefited performance as large-capitalization stocks outperformed during the period. The Fund also held an underweight position in real estate investment trusts (REITs) in favor of U.S. large-capitalization stocks over the entire period, which detracted slightly from performance. In October 2011, equity exposures were trimmed slightly and allocated toward short-term bonds. While all the decisions combined to reduce Fund volatility, collectively they were a further drag on performance.

Q. How did portfolio composition affect Fund performance?

A. The Fund is a "Fund of Funds," which seeks to achieve its investment objective by investing in a portfolio of underlying equity funds, although a portion of its assets may be invested in cash, cash equivalents, or in money market funds.

Based on the performance of the Fund's underlying mutual fund investments, Old Mutual Barrow Hanley Value Fund, Old Mutual Focused Fund and Old Mutual Heitman REIT Fund were among the largest contributors to overall performance. Old Mutual International Equity Fund, Old Mutual Copper Rock Emerging Growth Fund and Old Mutual Copper Rock International Small Cap Fund were among those that contributed the least to overall performance.

* Effective December 31, 2011, Ibbotson Associates Advisors, LLC, the former sub-adviser to the Fund, was merged into Ibbotson Associates, Inc.

Performance Highlights

- *For the six-month period ended January 31, 2012, Class A shares of the Old Mutual Asset Allocation Growth Portfolio underperformed its benchmark, the S&P Composite 1500. The Fund's Class A shares posted a -1.99% return at net asset value versus a 2.51% return for the Index.*

- *The Fund's considerable exposure to foreign equities was a major detractor from performance as foreign markets sold off during the period. This was partially offset by the strong relative performance of the underlying equity fund managers.*

- *Old Mutual Barrow Hanley Value Fund, Old Mutual Focused Fund and Old Mutual Heitman REIT Fund were among the largest contributors to overall performance.*

- *Old Mutual International Equity Fund, Old Mutual Copper Rock Emerging Growth Fund and Old Mutual Copper Rock International Small Cap Fund were among those that contributed the least to overall performance.*

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Ibbotson Associates, Inc.

**Top Ten Holdings
as of January 31, 2012**

Old Mutual Barrow Hanley Core Bond Fund	20.0%
Old Mutual Dwight Short Term Fixed Income Fund	16.6%
Old Mutual Dwight Intermediate Fixed Income Fund	12.0%
Old Mutual TS&W Mid-Cap Value Fund	10.6%
Old Mutual International Equity Fund	9.1%
Old Mutual Barrow Hanley Value Fund	8.0%
Old Mutual Focused Fund	6.4%
Old Mutual Large Cap Growth Fund	6.2%
Old Mutual Copper Rock Emerging Growth Fund	4.7%
Old Mutual Analytic U.S. Long/Short Fund	3.9%
As a % of Total Fund Investments	97.5%

Q. What is the investment outlook?

A. Ibbotson Associates, Inc. ("Ibbotson"), the Fund's sub-adviser, remains cautious about global markets going forward and has made slight adjustments to the Fund as a result. The Fund remains underweight stocks and REITs in favor of short-term bonds and cash, with an emphasis on larger capitalization issues. Ibbotson is also concerned about the downside risk in bonds, given their historically low yields and the potential for increased inflation and interest rates.

Looking ahead, Ibbotson believes U.S. stocks appear expensive given the elevated profit margins and stretched long-term valuations following the recent rally in stocks. Investors' bullish expectations for U.S. profits add further concern, as the downside risk to earnings and profit margins increases. REIT valuations remain elevated and yields are still at historic lows. Foreign equity valuations appear more favorable going forward, particularly those in Europe and Japan. The Fund remains underweight small-capitalization U.S. stocks due to unfavorable valuations and sensitivity to both investor sentiment and economic activity.

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of January 31, 2012

	Inception Date	6 Month Return	1 Year Return	Annualized 5 Year Return	Annualized Inception to Date
Class A with load	09/30/04	(7.66)%	(5.39)%	(2.61)%	3.49%
Class A without load	09/30/04	(1.99)%	0.39%	(1.46)%	4.33%
Class C with load	09/30/04	(3.38)%	(1.39)%	(2.19)%	3.55%
Class C without load	09/30/04	(2.41)%	(0.40)%	(2.19)%	3.55%
Class Z	12/09/05	(1.89)%	0.63%	(1.19)%	2.08%
Institutional Class	09/30/04	(2.05)%	0.47%	(1.23)%	4.56%
S&P Composite 1500	09/30/04	2.51%	4.21%	0.70%	4.76%

Past performance is not a guarantee of future results. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative index can be found on page 1.

Class A shares have a current maximum initial sales charge of 5.75%; Class C shares may be subject to a contingent deferred sales charge ("CDSC") of 1.00% if redeemed within twelve months of the date of purchase; and Class A share purchases of $1 million or more, which were purchased without an initial sales charge, may be subject to a CDSC of 1.00% if redeemed within twelve months of the date of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and total annual operating expenses after expense waivers and/or expense reimbursement you may pay as an investor in the Fund's Class A, Class C, Class Z and Institutional Class shares (as reported in the prospectus dated November 23, 2011) are 2.08% and 1.52%; 2.70% and 2.27%; 2.08% and 1.27%; and 3.24% and 1.27%, respectively.

Fund Performance



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class A, Class C and Institutional Class shares on the inception date of 9/30/04 to an investment made in an unmanaged securities index on that date. The performance of the Fund's Class A shares shown in the line graph takes into account the maximum initial sales charge. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of January 31, 2012 — % of Total Fund Investments



Old Mutual Asset Allocation Growth Portfolio — concluded

Schedule of Investments

As of January 31, 2012 (Unaudited)

Description	Shares	Value (000)
Affiliated Mutual Funds[1] — 100.3%		
Government/Corporate — 2.0%		
Old Mutual Dwight Short Term Fixed Income Fund	80,136	$ 806
Total Government/Corporate		806
Growth — 6.4%		
Old Mutual Copper Rock Emerging Growth Fund*	228,648	2,626
Total Growth		2,626
Growth & Income-Large Cap — 10.6%		
Old Mutual Focused Fund	198,046	4,369
Total Growth & Income-Large Cap		4,369
Growth & Income-Small Cap — 3.9%		
Old Mutual Copper Rock International Small Cap Fund	151,656	1,623
Total Growth & Income-Small Cap		1,623
Growth-Large Cap — 9.1%		
Old Mutual Large Cap Growth Fund	193,753	3,741
Total Growth-Large Cap		3,741
International Equity — 20.0%		
Old Mutual International Equity Fund	995,951	8,237
Total International Equity		8,237
Market Neutral-Equity — 6.2%		
Old Mutual Analytic U.S. Long/Short Fund	215,459	2,557
Total Market Neutral-Equity		2,557
Sector Fund-Real Estate — 4.8%		
Old Mutual Heitman REIT Fund	208,418	1,953
Total Sector Fund-Real Estate		1,953
Value — 16.7%		
Old Mutual Barrow Hanley Value Fund	1,042,187	6,868
Total Value		6,868
Value-Mid Cap — 12.0%		
Old Mutual TS&W Mid-Cap Value Fund	572,523	4,958
Total Value-Mid Cap		4,958
Value-Small Cap — 8.0%		
Old Mutual TS&W Small Cap Value Fund*	185,133	3,281
Total Value-Small Cap		3,281

Description	Shares	Value (000)
Money Market Fund — 0.6%		
Old Mutual Cash Reserves Fund, Institutional Class, 0.00% (A)	256,612	$ 257
Total Money Market Fund		257
Total Affiliated Mutual Funds (Cost $36,350)		41,276
Total Investments — 100.3% (Cost $36,350)		41,276
Other Assets and Liabilities, Net — (0.3)%		(104)
Total Net Assets — 100.0%		$ 41,172

For descriptions of abbreviations and footnotes, please refer to page 19.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used as of January 31, 2012 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Affiliated Mutual Funds	$41,276	$—	$—	$41,276
Total Investments	$41,276	$—	$—	$41,276

Refer to the "Security Valuation" section of Note 2 for further information.

The accompanying notes are an integral part of the financial statements.

18

Notes to Schedule of Investments

* Non-income producing security.

(1) — Investments are funds within the Old Mutual family of funds and they may be deemed to be under common control because they may share the same Board of Trustees. Old Mutual Capital, Inc. serves as the investment adviser to all affiliated mutual funds.

(A) — The rate reported represents the 7-day effective yield as of January 31, 2012.

Cost figures are shown with "000's" omitted.

Statements of Assets & Liabilities (000, excluding shares)

As of January 31, 2012 (Unaudited)

	Old Mutual Asset Allocation Conservative Portfolio	Old Mutual Asset Allocation Balanced Portfolio	Old Mutual Asset Allocation Moderate Growth Portfolio	Old Mutual Asset Allocation Growth Portfolio
Assets:				
Investment in Affiliated Funds, at cost	$ 33,051	$ 52,361	$ 63,773	$ 36,350
Investment in Affiliated Funds, at value	$ 36,274	$ 58,325	$ 70,563	$ 41,276
Receivable for Capital Shares Sold	53	49	10	51
Receivable from Investment Adviser	10	15	29	22
Receivable for Dividends from Affiliated Funds	53	52	36	1
Other Assets	4	4	7	5
Total Assets	36,394	58,445	70,645	41,355
Liabilities:				
Payable for Investment Securities Purchased	53	52	36	1
Payable for Capital Shares Redeemed	69	78	141	130
Payable for Administration Fees	3	5	6	3
Payable for Distribution & Service Fees	4	9	11	6
Payable for Management Fees	5	10	15	9
Payable for Trustees' Fees	1	1	1	1
Accrued Expenses	15	31	49	33
Total Liabilities	150	186	259	183
Net Assets	$ 36,244	$ 58,259	$ 70,386	$ 41,172
Net Assets:				
Paid-in Capital ($0.001 par value, unlimited authorization)	$ 36,174	$ 78,819	$ 109,012	$ 78,222
Undistributed (Distributions in Excess of) Net Investment Income/ (Accumulated Net Investment Loss)	(40)	49	224	373
Accumulated Net Realized Loss on Investments	(3,113)	(26,573)	(45,640)	(42,349)
Net Unrealized Appreciation on Investments	3,223	5,964	6,790	4,926
Net Assets	$ 36,244	$ 58,259	$ 70,386	$ 41,172
Net Assets – Class A	$ 9,248	$ 10,845	$ 16,534	$ 11,916
Net Assets – Class C	18,865	45,574	52,641	27,736
Net Assets – Class Z	1,899	1,811	1,203	1,507
Net Assets – Institutional Class	6,232	29	8	13
Outstanding Shares of Beneficial Interest – Class A	856,825	991,074	1,521,120	1,077,721
Outstanding Shares of Beneficial Interest – Class C	1,756,807	4,172,507	4,933,239	2,611,320
Outstanding Shares of Beneficial Interest – Class Z	175,921	165,174	109,701	134,704
Outstanding Shares of Beneficial Interest – Institutional Class	576,580	2,641	719	1,222
Net Asset Value and Redemption Price Per Share – Class A^	$ 10.79	$ 10.94	$ 10.87	$ 11.06
Maximum Offering Price Per Share Class A (Net Asset Value/94.25%)	$ 11.45	$ 11.61	$ 11.53	$ 11.73
Net Asset Value, Offering and Redemption Price Per Share – Class C†^	$ 10.74	$ 10.92	$ 10.67	$ 10.62
Net Asset Value, Offering and Redemption Price Per Share – Class Z^	$ 10.80	$ 10.96	$ 10.96	$ 11.19
Net Asset Value, Offering and Redemption Price Per Share – Institutional Class^	$ 10.81	$ 10.91	$ 10.90	$ 10.39

† Class C shares have a contingent deferred sales charge. For a description of possible sales charge, please see the Fund's Prospectus.
^ Net Assets divided by shares may not calculate to the stated NAV because these amounts are shown rounded.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

Statements of Operations (000)

For the Six-Month Period Ended January 31, 2012 (Unaudited)

	Old Mutual Asset Allocation Conservative Portfolio	Old Mutual Asset Allocation Balanced Portfolio	Old Mutual Asset Allocation Moderate Growth Portfolio	Old Mutual Asset Allocation Growth Portfolio
Investment Income:				
Dividends from Affiliated Funds	$ 517	$ 884	$ 1,012	$ 599
Total Investment Income	517	884	1,012	599
Expenses:				
Management Fees	33	59	90	53
Administration Fees	17	30	36	21
Distribution and Service Fees:				
Class A	8	14	21	15
Class C	95	231	269	141
Trustees' Fees	5	8	10	6
Professional Fees	15	26	32	19
Transfer Agent Fees	21	49	84	66
Registration and SEC Fees	26	26	26	26
Other Expenses	11	19	29	21
Total Expenses	231	462	597	368
Less:				
Net Waiver of Management Fees	(33)	(59)	(90)	(53)
Reimbursement of Other Expenses by Investment Adviser	(35)	(43)	(101)	(92)
Net Expenses	163	360	406	223
Net Investment Income	354	524	606	376
Net Realized Gain (Loss) from Affiliated Funds[1]	110	(167)	(2,324)	(2,084)
Net Capital Gain Distributions Received from Affiliated Funds[1]	509	885	1,031	484
Net Change in Unrealized Appreciation on Investments	(882)	(1,459)	(692)	(611)
Net Realized and Unrealized Loss on Investments	(263)	(741)	(1,985)	(2,211)
Increase (Decrease) in Net Assets Resulting from Operations	$ 91	$ (217)	$(1,379)	$(1,835)

[1] See Note 7 for total net realized gain (loss) on investments in Affiliated Funds.

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF CHANGES IN NET ASSETS (000)

	Old Mutual Asset Allocation Conservative Portfolio		Old Mutual Asset Allocation Balanced Portfolio		Old Mutual Asset Allocation Moderate Growth Portfolio		Old Mutual Asset Allocation Growth Portfolio	
	8/1/11 to 1/31/12 (Unaudited)	8/1/10 to 7/31/11	8/1/11 to 1/31/12 (Unaudited)	8/1/10 to 7/31/11	8/1/11 to 1/31/12 (Unaudited)	8/1/10 to 7/31/11	8/1/11 to 1/31/12 (Unaudited)	8/1/10 to 7/31/11
Investment Activities:								
Net Investment Income	$ 354	$ 875	$ 524	$ 832	$ 606	$ 585	$ 376	$ 171
Net Realized Gain (Loss) from Investments	619	526	718	(74)	(1,293)	(99)	(1,600)	(1,538)
Net Change in Unrealized Appreciation (Depreciation) on Investments	(882)	2,017	(1,459)	7,941	(692)	13,303	(611)	11,238
Net Increase (Decrease) in Net Assets Resulting from Operations	91	3,418	(217)	8,699	(1,379)	13,789	(1,835)	9,871
Dividends and Distributions to Shareholders From:								
Net Investment Income:								
Class A	(87)	(440)	(129)	(369)	(238)	(286)	(115)	(84)
Class C	(232)	(683)	(348)	(975)	(315)	(398)	(45)	—
Class Z	(36)	(54)	(22)	(47)	(20)	(23)	(20)	(28)
Institutional Class	(108)	(260)	—	(1)	—	—	(1)	(6)
Total Dividends and Distributions	(463)	(1,437)	(499)	(1,392)	(573)	(707)	(181)	(118)
Capital Share Transactions:								
Class A								
Shares Issued	4,275	4,911	294	1,135	393	2,958	383	1,068
Shares Issued upon Reinvestment of Distributions	68	347	97	283	197	243	102	74
Redemption Fees	—	3	—	—	—	—	—	—
Shares Redeemed	(6,057)	(6,849)	(2,035)	(11,627)	(2,414)	(10,241)	(1,680)	(7,043)
Total Class A Capital Share Transactions	(1,714)	(1,588)	(1,644)	(10,209)	(1,824)	(7,040)	(1,195)	(5,901)
Class C								
Shares Issued	672	1,464	635	2,714	674	2,458	402	1,445
Shares Issued upon Reinvestment of Distributions	142	418	213	577	192	239	31	—
Redemption Fees	—	—	—	—	—	—	—	1
Shares Redeemed	(1,787)	(6,912)	(4,843)	(18,313)	(7,871)	(22,353)	(4,956)	(10,930)
Total Class C Capital Share Transactions	(973)	(5,030)	(3,995)	(15,022)	(7,005)	(19,656)	(4,523)	(9,484)
Class Z								
Shares Issued	1,304	788	49	1,354	27	1,030	71	1,356
Shares Issued upon Reinvestment of Distributions	30	42	12	24	11	10	11	21
Redemption Fees	—	—	—	—	—	—	—	—
Shares Redeemed	(824)	(643)	(100)	(548)	(90)	(523)	(1,909)	(660)
Total Class Z Capital Share Transactions	510	187	(39)	830	(52)	517	(1,827)	717
Institutional Class								
Shares Issued	39	816	—	—	—	—	7	109
Shares Issued upon Reinvestment of Distributions	108	260	—	1	—	—	1	6
Redemption Fee	—	—	—	—	—	—	—	—
Shares Redeemed	(321)	(1,072)	(2)	—	—	—	(720)	(127)
Total Institutional Class Capital Share Transactions	(174)	4	(2)	1	—	—	(712)	(12)
Decrease in Net Assets Derived from Capital Shares Transactions	(2,351)	(6,427)	(5,680)	(24,400)	(8,881)	(26,179)	(8,257)	(14,680)
Total Decrease in Net Assets	(2,723)	(4,446)	(6,396)	(17,093)	(10,833)	(13,097)	(10,273)	(4,927)
Net Assets:								
Beginning of Period	38,967	43,413	64,655	81,748	81,219	94,316	51,445	56,372
End of Period	$ 36,244	$ 38,967	$ 58,259	$ 64,655	$ 70,386	$ 81,219	$ 41,172	$ 51,445
Undistributed (Distribution in Excess of Net Investment Income/(Accumulated Net Investment Loss)	$ (40)	$ 69	$ 49	$ 24	$ 224	$ 191	$ 373	$ 178

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

FINANCIAL HIGHLIGHTS

FOR A SHARE OUTSTANDING THROUGHOUT EACH YEAR ENDED JULY 31, (UNLESS OTHERWISE NOTED) AND FOR THE SIX-MONTH PERIOD ENDED JANUARY 31, 2012 (UNAUDITED)

	Net Asset Value Beginning of Year	Net Investment Income (Loss)*	Realized and Unrealized Gains (Losses) on Securities*	Redemption Fees	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Net Asset Value End of Year	Total Return†	Net Assets End of Year (000)	Ratio of Expenses to Average Net Assets[1]	Ratio of Expenses to Average Net Assets (Excluding Waivers and Expense Reductions)[1]	Ratio of Net Investment Income (Loss) to Average Net Assets[1]	Portfolio Turnover Rate†
OLD MUTUAL ASSET ALLOCATION CONSERVATIVE PORTFOLIO															
Class A															
2012>	$10.87	$ 0.13	$(0.04)	$—	$ 0.09	$(0.17)	$ —	$(0.17)	$10.79	0.87%	$ 9,248	0.61%	1.15%	2.43%	20.83%
2011	10.38	0.26	0.64	—	0.90	(0.41)	—	(0.41)	10.87	8.81%	11,138	0.61%	0.91%	2.43%	12.81%
2010	9.84	0.34	0.66	—	1.00	(0.46)	—	(0.46)	10.38	10.27%	12,141	0.61%	0.94%	3.36%	32.70%
2009	10.76	0.48	(0.61)	—	(0.13)	(0.57)	(0.22)	(0.79)	9.84	(0.49)%	13,632	0.65%	0.86%	5.09%	39.55%
2008	11.30	0.29	(0.25)	—	0.04	(0.31)	(0.27)	(0.58)	10.76	0.24%	15,858	0.93%	1.31%	2.62%	49.27%
2007	10.64	0.30	0.69	—	0.99	(0.28)	(0.05)	(0.33)	11.30	9.40%	12,605	1.50%	1.94%	2.73%	130.47%
Class C															
2012>	$10.81	$ 0.09	$(0.03)	$—	$ 0.06	$(0.13)	$ —	$(0.13)	$10.74	0.61%	$ 18,865	1.36%	1.69%	1.75%	20.83%
2011	10.33	0.18	0.63	—	0.81	(0.33)	—	(0.33)	10.81	7.93%	20,000	1.36%	1.61%	1.72%	12.81%
2010	9.80	0.27	0.64	—	0.91	(0.38)	—	(0.38)	10.33	9.37%	23,985	1.36%	1.65%	2.61%	32.70%
2009	10.66	0.39	(0.58)	—	(0.19)	(0.45)	(0.22)	(0.67)	9.80	(1.20)%	31,465	1.41%	1.54%	4.23%	39.55%
2008	11.25	0.21	(0.25)	—	(0.04)	(0.28)	(0.27)	(0.55)	10.66	(0.47)%	34,242	1.67%	1.95%	1.86%	49.27%
2007	10.60	0.22	0.68	—	0.90	(0.20)	(0.05)	(0.25)	11.25	8.57%	25,812	2.25%	2.57%	1.98%	130.47%
Class Z															
2012>	$10.87	$ 0.16	$(0.04)	$—	$ 0.12	$(0.19)	$ —	$(0.19)	$10.80	1.12%	$ 1,899	0.36%	1.38%	2.92%	20.83%
2011	10.39	0.29	0.62	—	0.91	(0.43)	—	(0.43)	10.87	8.97%	1,370	0.36%	1.65%	2.72%	12.81%
2010	9.85	0.35	0.67	—	1.02	(0.48)	—	(0.48)	10.39	10.54%	1,129	0.34%	1.65%	3.40%	32.70%
2009	10.78	0.44	(0.54)	—	(0.10)	(0.61)	(0.22)	(0.83)	9.85	(0.17)%	234	0.40%	7.77%	4.56%	39.55%
2008	11.30	0.32	(0.25)	—	0.07	(0.32)	(0.27)	(0.59)	10.78	0.54%	640	0.67%	4.34%	2.86%	49.27%
2007	10.65	0.34	0.67	—	1.01	(0.31)	(0.05)	(0.36)	11.30	9.55%	514	1.25%	11.45%	3.01%	130.47%
Institutional Class															
2012>	$10.89	$ 0.15	$(0.04)	$—	$ 0.11	$(0.19)	$ —	$(0.19)	$10.81	1.03%	$ 6,232	0.36%	0.68%	2.77%	20.83%
2011	10.40	0.29	0.63	—	0.92	(0.43)	—	(0.43)	10.89	9.06%	6,459	0.36%	0.63%	2.70%	12.81%
2010	9.86	0.37	0.65	—	1.02	(0.48)	—	(0.48)	10.40	10.52%	6,158	0.36%	0.56%	3.62%	32.70%
2009	10.79	0.47	(0.58)	—	(0.11)	(0.60)	(0.22)	(0.82)	9.86	(0.19)%	6,017	0.40%	1.43%	4.85%	39.55%
2008	11.32	0.32	(0.26)	—	0.06	(0.32)	(0.27)	(0.59)	10.79	0.41%	6,816	0.69%	1.05%	2.87%	49.27%
2007	10.65	0.33	0.70	—	1.03	(0.31)	(0.05)	(0.36)	11.32	9.74%	5,700	1.25%	1.60%	2.98%	130.47%
OLD MUTUAL ASSET ALLOCATION BALANCED PORTFOLIO															
Class A															
2012>	$11.03	$ 0.12	$(0.09)	$—	$ 0.03	$(0.12)	$ —	$(0.12)	$10.94	0.35%	$ 10,845	0.64%	1.05%	2.33%	9.44%
2011	9.99	0.18	1.13	—	1.31	(0.27)	—	(0.27)	11.03	13.21%	12,650	0.64%	0.94%	1.71%	5.65%
2010	9.28	0.22	0.80	—	1.02	(0.31)	—	(0.31)	9.99	10.99%	21,312	0.64%	0.93%	2.26%	32.67%
2009	11.27	0.29	(1.46)	—	(1.17)	(0.36)	(0.46)	(0.82)	9.28	(9.30)%	25,356	0.65%	0.79%	3.30%	29.74%
2008	12.68	0.21	(0.74)#	—	(0.53)	(0.26)	(0.62)	(0.88)	11.27	(4.59)%#	44,959	0.94%	1.13%	1.71%	51.96%
2007	11.45	0.20	1.41	—	1.61	(0.17)	(0.21)	(0.38)	12.68	14.20%	51,321	1.55%	1.69%	1.59%	121.42%
Class C															
2012>	$11.01	$ 0.08	$(0.09)	$—	$(0.01)	$(0.08)	$ —	$(0.08)	$10.92	(0.05)%	$ 45,574	1.39%	1.66%	1.60%	9.44%
2011	9.97	0.10	1.13	—	1.23	(0.19)	—	(0.19)	11.01	12.41%	50,108	1.39%	1.59%	0.98%	5.65%
2010	9.26	0.15	0.79	—	0.94	(0.23)	—	(0.23)	9.97	10.19%	59,480	1.39%	1.62%	1.51%	32.67%
2009	11.17	0.22	(1.44)	—	(1.22)	(0.23)	(0.46)	(0.69)	9.26	(10.00)%	77,330	1.40%	1.51%	2.46%	29.74%
2008	12.64	0.11	(0.73)#	—	(0.62)	(0.23)	(0.62)	(0.85)	11.17	(5.34)%#	120,085	1.67%	1.85%	0.92%	51.96%
2007	11.42	0.10	1.41	—	1.51	(0.08)	(0.21)	(0.29)	12.64	13.38%	109,348	2.30%	2.44%	0.85%	121.42%
Class Z															
2012>	$11.05	$ 0.14	$(0.09)	$—	$ 0.05	$(0.14)	$ —	$(0.14)	$10.96	0.48%	$ 1,811	0.39%	1.40%	2.60%	9.44%
2011	10.01	0.23	1.11	—	1.34	(0.30)	—	(0.30)	11.05	13.49%	1,866	0.39%	1.41%	2.11%	5.65%
2010	9.30	0.24	0.80	—	1.04	(0.33)	—	(0.33)	10.01	11.25%	929	0.39%	2.28%	2.46%	32.67%
2009	11.31	0.31	(1.46)	—	(1.15)	(0.40)	(0.46)	(0.86)	9.30	(9.00)%	672	0.40%	1.41%	3.53%	29.74%
2008	12.70	0.23	(0.74)#	—	(0.51)	(0.26)	(0.62)	(0.88)	11.31	(4.40)%#	732	0.65%	5.13%	1.91%	51.96%
2007	11.46	0.26	1.39	—	1.65	(0.20)	(0.21)	(0.41)	12.70	14.55%	586	1.30%	11.24%	2.02%	121.42%
Institutional Class															
2012>	$11.00	$ 0.13	$(0.08)	$—	$ 0.05	$(0.14)	$ —	$(0.14)	$10.91	0.49%	$ 29	0.39%	48.31%	2.55%	9.44%
2011	9.97	0.21	1.12	—	1.33	(0.30)	—	(0.30)	11.00	13.44%	31	0.39%	46.94%	1.97%	5.65%
2010	9.26	0.35	0.69	—	1.04	(0.33)	—	(0.33)	9.97	11.29%	27	0.39%	2.29%	3.55%	32.67%
2009	11.28	0.30	(1.46)	—	(1.16)	(0.40)	(0.46)	(0.86)	9.26	(9.13)%	2,011	0.40%	0.58%	3.35%	29.74%
2008	12.71	0.27	(0.78)#	—	(0.51)	(0.30)	(0.62)	(0.92)	11.28	(4.46)%#	6,196	0.85%	1.41%	2.24%	51.96%
2007	11.46	0.23	1.43	—	1.66	(0.20)	(0.21)	(0.41)	12.71	14.64%	13,969	1.30%	1.39%	1.84%	121.42%

The accompanying notes are an integral part of the financial statements.

Financial Highlights — concluded

For a Share Outstanding Throughout Each Year Ended July 31, (unless otherwise noted) and for the Six-Month Period Ended January 31, 2012 (Unaudited)

	Net Asset Value Beginning of Year	Net Investment Income (Loss)*	Realized and Unrealized Gains (Losses) on Securities*	Redemption Fees	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Net Asset Value End of Year	Total Return[†]	Net Assets End of Year (000)	Ratio of Expenses to Average Net Assets[(1)]	Ratio of Expenses to Average Net Assets (Excluding Waivers and Expense Reductions)[(1)]	Ratio of Net Investment Income (Loss) to Average Net Assets[(1)]	Portfolio Turnover Rate[†]
Old Mutual Asset Allocation Moderate Growth Portfolio															
Class A															
2012>	$11.11	$ 0.12	$(0.21)	$—	$(0.09)	$(0.15)	$ —	$(0.15)	$10.87	(0.73)%	$ 16,534	0.57%	1.14%	2.25%	8.20%
2011	9.66	0.12	1.47	—	1.59	(0.14)	—	(0.14)	11.11	16.56%	18,848	0.57%	1.01%	1.17%	8.53%
2010	8.87	0.15	0.87[#]	—	1.02	(0.23)	—	(0.23)	9.66	11.52%[#]	22,740	0.57%	1.08%	1.53%	37.54%
2009	11.91	0.17	(2.37)	—	(2.20)	(0.16)	(0.68)	(0.84)	8.87	(17.27)%	25,782	0.57%	0.99%	2.00%	31.90%
2008	13.76	0.10	(1.11)[#]	—	(1.01)	(0.15)	(0.69)	(0.84)	11.91	(7.86)%[#]	52,854	0.89%	1.26%	0.74%	43.04%
2007	12.07	0.11	1.86	—	1.97	(0.07)	(0.21)	(0.28)	13.76	16.49%	58,969	1.55%	1.73%	0.84%	112.42%
Class C															
2012>	$10.86	$ 0.08	$(0.21)	$—	$(0.13)	$(0.06)	$ —	$(0.06)	$10.67	(1.15)%	$ 52,641	1.32%	1.79%	1.48%	8.20%
2011	9.44	0.05	1.43	—	1.48	(0.06)	—	(0.06)	10.86	15.70%	61,074	1.32%	1.69%	0.46%	8.53%
2010	8.67	0.07	0.86[#]	—	0.93	(0.16)	—	(0.16)	9.44	10.71%[#]	70,934	1.32%	1.74%	0.78%	37.54%
2009	11.63	0.11	(2.31)	—	(2.20)	(0.08)	(0.68)	(0.76)	8.67	(17.90)%	92,373	1.32%	1.69%	1.33%	31.90%
2008	13.59	—	(1.08)[#]	—	(1.08)	(0.19)	(0.69)	(0.88)	11.63	(8.55)%[#]	154,281	1.63%	1.88%	(0.02)%	43.04%
2007	11.95	0.01	1.84	—	1.85	—	(0.21)	(0.21)	13.59	15.63%	161,855	2.30%	2.43%	0.09%	112.42%
Class Z															
2012>	$11.23	$ 0.13	$(0.22)	$—	$(0.09)	$(0.18)	$ —	$(0.18)	$10.96	(0.70)%	$ 1,203	0.32%	1.82%	2.53%	8.20%
2011	9.75	0.18	1.46	—	1.64	(0.16)	—	(0.16)	11.23	16.93%	1,289	0.32%	1.65%	1.63%	8.53%
2010	8.95	0.17	0.88[#]	—	1.05	(0.25)	—	(0.25)	9.75	11.77%[#]	635	0.32%	2.59%	1.72%	37.54%
2009	12.02	0.20	(2.40)	—	(2.20)	(0.19)	(0.68)	(0.87)	8.95	(17.07)%	508	0.32%	2.64%	2.34%	31.90%
2008	13.84	0.13	(1.11)[#]	—	(0.98)	(0.15)	(0.69)	(0.84)	12.02	(7.64)%[#]	600	0.61%	4.40%	0.97%	43.04%
2007	12.12	0.20	1.83	—	2.03	(0.10)	(0.21)	(0.31)	13.84	16.91%	530	1.30%	11.43%	1.40%	112.42%
Institutional Class															
2012>	$11.16	$ 0.13	$(0.21)	$—	$(0.08)	$(0.18)	$ —	$(0.18)	$10.90	(0.63)%	$ 8	0.32%	186.85%	2.54%	8.20%
2011	9.75	0.15	1.48	—	1.63	(0.22)	—	(0.22)	11.16	16.88%	8	0.32%	183.59%	1.43%	8.53%
2010	8.95	0.28	0.78[#]	—	1.06	(0.26)	—	(0.26)	9.75	11.79%[#]	7	0.32%	0.99%	2.99%	37.54%
2009	12.01	0.19	(2.38)	—	(2.19)	(0.19)	(0.68)	(0.87)	8.95	(16.99)%	7,948	0.32%	0.61%	2.21%	31.90%
2008	13.82	0.13	(1.11)[#]	—	(0.98)	(0.14)	(0.69)	(0.83)	12.01	(7.59)%[#]	8,836	0.70%	0.99%	0.98%	43.04%
2007	12.12	0.15	1.86	—	2.01	(0.10)	(0.21)	(0.31)	13.82	16.74%	13,149	1.30%	1.37%	1.12%	112.42%

The accompanying notes are an integral part of the financial statements.

Old Mutual Asset Allocation Growth Portfolio

	Net Asset Value Beginning of Year	Net Investment Income (Loss)*	Realized and Unrealized Gains (Losses) on Securities*	Redemption Fees	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Net Asset Value End of Year	Total Return†	Net Assets End of Year (000)	Ratio of Expenses to Average Net Assets[1]	Ratio of Expenses to Average Net Assets (Excluding Waivers and Expense Reductions)[1]	Ratio of Net Investment Income (Loss) to Average Net Assets	Portfolio Turnover Rate†
Class A															
2012>	$11.40	$ 0.12	$(0.35)	$—	$(0.23)	$(0.11)	$ —	$(0.11)	$11.06	(1.99)%	$ 11,916	0.57%	1.32%	2.34%	5.23%
2011	9.58	0.08	1.80	—	1.88	(0.06)	—	(0.06)	11.40	19.65%	13,619	0.57%	1.13%	0.77%	7.78%
2010	8.66	0.12	0.99	—	1.11	(0.19)	—	(0.19)	9.58	12.78%	16,721	0.57%	1.18%	1.26%	41.29%
2009	12.33	0.10	(3.12)	—	(3.02)	—	(0.65)	(0.65)	8.66	(23.55)%	20,556	0.56%	1.03%	1.14%	27.09%
2008	14.82	0.07	(1.67)#	—	(1.60)	(0.20)	(0.69)	(0.89)	12.33	(11.45)%#	43,129	0.91%	1.26%	0.48%	45.80%
2007	12.70	0.03	2.34	—	2.37	—	(0.25)	(0.25)	14.82	18.76%	55,755	1.60%	1.83%	0.24%	104.92%
Class C															
2012>	$10.90	$ 0.08	$(0.34)	$—	$(0.26)	$(0.02)	$ —	$(0.02)	$10.62	(2.41)%	$ 27,736	1.32%	1.91%	1.56%	5.23%
2011	9.18	—	1.72	—	1.72	—	—	—	10.90	18.74%	33,477	1.32%	1.75%	0.02%	7.78%
2010	8.30	0.04	0.96	—	1.00	(0.12)	—	(0.12)	9.18	12.03%	36,655	1.32%	1.84%	0.47%	41.29%
2009	11.95	0.03	(3.03)	—	(3.00)	—	(0.65)	(0.65)	8.30	(24.16)%	48,126	1.31%	1.75%	0.42%	27.09%
2008	14.53	(0.04)	(1.61)#	—	(1.65)	(0.24)	(0.69)	(0.93)	11.95	(12.08)%#	83,127	1.66%	2.01%	(0.29)%	45.80%
2007	12.55	(0.07)	2.30	—	2.23	—	(0.25)	(0.25)	14.53	17.86%	96,805	2.35%	2.56%	(0.50)%	104.92%
Class Z															
2012>	$11.57	$ 0.10	$(0.33)	$—	$(0.23)	$(0.15)	$ —	$(0.15)	$11.19	(1.89)%	$ 1,507	0.32%	1.53%	1.91%	5.23%
2011	9.72	0.12	1.81	—	1.93	(0.08)	—	(0.08)	11.57	19.94%	3,561	0.32%	1.13%	1.11%	7.78%
2010	8.77	0.05	1.11	—	1.16	(0.21)	—	(0.21)	9.72	13.22%	2,322	0.32%	1.33%	0.56%	41.29%
2009	12.45	0.12	(3.15)	—	(3.03)	—	(0.65)	(0.65)	8.77	(23.40)%	667	0.32%	3.50%	1.46%	27.09%
2008	14.91	0.09	(1.67)#	—	(1.58)	(0.19)	(0.69)	(0.88)	12.45	(11.25)%#	750	0.61%	5.47%	0.68%	45.80%
2007	12.74	0.12	2.30	—	2.42	—	(0.25)	(0.25)	14.91	19.09%	648	1.35%	10.49%	0.77%	104.92%
Institutional Class															
2012>	$11.56	$ —	$(0.29)	$—	$(0.29)	$(0.88)	$ —	$(0.88)	$10.39	(2.05)%	$ 13	0.32%	6.75%	(0.04)%	5.23%
2011	9.71	0.11	1.83	—	1.94	(0.09)	—	(0.09)	11.56	20.01%	788	0.32%	2.29%	0.96%	7.78%
2010	8.77	0.32	0.83	—	1.15	(0.21)	—	(0.21)	9.71	13.10%	674	0.32%	0.67%	3.37%	41.29%
2009	12.44	0.12	(3.14)	—	(3.02)	—	(0.65)	(0.65)	8.77	(23.34)%	17,845	0.31%	0.50%	1.39%	27.09%
2008	14.91	0.09	(1.68)#	—	(1.59)	(0.19)	(0.69)	(0.88)	12.44	(11.32)%#	24,509	0.64%	0.84%	0.67%	45.80%
2007	12.75	0.07	2.34	—	2.41	—	(0.25)	(0.25)	14.91	19.00%	24,927	1.35%	1.38%	0.51%	104.92%

 * Per share amounts for the year are calculated based on average outstanding shares.
 # Impact of payment to affiliate was less than $0.01 per share and 0.01%, respectively.
 † Total return would have been lower had certain expenses not been waived by the Adviser during the year. Returns shown do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Returns shown exclude any applicable sales charges.
 [1] Ratio does not include expenses of the underlying funds.
 > For the six-month period ended January 31, 2012.
Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS

AS OF JANUARY 31, 2012 (UNAUDITED)

1. ORGANIZATION

Old Mutual Funds I (the "Trust"), organized as a Delaware statutory trust on May 27, 2004, is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. The Trust currently offers seven series portfolios, of which the following are covered by this Semi-Annual Report — the Old Mutual Asset Allocation Conservative Portfolio, the Old Mutual Asset Allocation Balanced Portfolio, the Old Mutual Asset Allocation Moderate Growth Portfolio and the Old Mutual Asset Allocation Growth Portfolio (each a "Fund" and collectively, the "Funds"). The Funds commenced operations on September 30, 2004. The Trust's series portfolios whose financial statements are presented separately are the Old Mutual Analytic Fund, the Old Mutual International Equity Fund and the Old Mutual Copper Rock Emerging Growth Fund.

On October 17, 2011, the Board of Trustees of the Trust approved an Agreement and Plan of Reorganization (the "Plan") on behalf of the Funds. Pursuant to the Plan and if approved by shareholders, each Fund's assets and liabilities would be transferred to mutual funds advised by Touchstone Advisors, Inc. and shareholders in each Fund will become shareholders in the corresponding Touchstone mutual fund as follows: Old Mutual Asset Allocation Conservative Portfolio into Touchstone Conservative Allocation Fund; Old Mutual Asset Allocation Balanced Portfolio into Touchstone Balanced Allocation Fund; Old Mutual Asset Allocation Moderate Growth Portfolio into Touchstone Moderate Growth Allocation Fund; and Old Mutual Asset Allocation Growth Portfolio into Touchstone Growth Allocation Fund. These transactions are anticipated to occur during the second calendar quarter of 2012.

Shareholders may purchase shares of the Funds through four separate classes, Class A, Class C, Class Z and Institutional Class shares. All classes have equal rights as to earnings, assets, and voting privileges, except that each class may have different distribution costs, dividends, registration costs, and shareholder services costs and each class has exclusive voting rights with respect to its distribution and service plans. Except for these differences, each share class of each Fund represents an equal proportionate interest in that Fund. Each Fund is classified as a diversified investment management company. The Funds' prospectus provides a description of each Fund's investment objective, policies and investment strategies.

Each Fund is a "fund of funds," which seeks to achieve its investment objective by investing in a portfolio of affiliated underlying equity and fixed income funds that are advised by the Funds' investment adviser, Old Mutual Capital, Inc. (the "Adviser"). These underlying funds, in turn, invest in a variety of U.S. and foreign equity and fixed income securities. In addition, a portion of each Fund's assets may be invested in cash, cash equivalents, or in money market funds. Under normal circumstances, the Funds expect to invest their assets among equity and fixed income funds in the following ranges:

Fund	Equity Fund Allocation	Fixed Income Fund Allocation
Old Mutual Asset Allocation Conservative Portfolio	20 – 40%	60 – 80%
Old Mutual Asset Allocation Balanced Portfolio	50 – 70%	30 – 50%
Old Mutual Asset Allocation Moderate Growth Portfolio	70 – 90%	10 – 30%
Old Mutual Asset Allocation Growth Portfolio	90 – 100%	0 – 10%

A brief description of each of the underlying funds that the Funds currently invest in is as follows.

Old Mutual Analytic U.S. Long/Short Fund seeks above-average total returns. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of companies whose securities are traded in U.S. markets. While the fund may invest in companies of any size, it generally invests in large- and mid-cap companies, or companies with market capitalizations of approximately $2.5 billion or above. The fund may invest in long and short positions of publicly traded equity securities. The fund's long and short positions may include equity securities of foreign issuers that are traded in U.S. markets. The fund generally takes long equity positions equal to approximately 120% of the fund's equity assets excluding cash, and short equity positions equal to approximately 20% of the fund's equity assets at the time of investment. The fund's long equity exposure ordinarily ranges from 110% to 125% of the fund's net assets and its short equity exposure ordinarily ranges from 10% to 33% of the fund's net assets. The cash received from short sales may be used to invest in long equity positions.

Old Mutual Barrow Hanley Core Bond Fund seeks to maximize total return. To pursue its objective, the fund normally invests at least 80% of its net assets in fixed income securities of varying maturities. Fixed income securities may include: U.S. government securities, including Treasury and agency securities, corporate obligations, inflation-indexed securities, commercial and residential mortgage-backed securities, collateralized mortgage obligations and asset-backed securities. The fund may invest up to 25% of its total assets in U.S. dollar denominated foreign debt obligations. The fund may also invest up to 20% of its total assets in non-investment grade securities. The fund has no limitations on the range of maturities of the fixed income securities in which it can invest and will maintain an average portfolio duration that ranges from 80% to 120% of the average duration of the Barclays Capital U.S. Aggregate Index. The sub-adviser will attempt to maintain an overall weighted average portfolio credit quality at a rating of "AA" (or equivalent) or higher from any nationally recognized statistical rating organization ("NRSRO").

Old Mutual Barrow Hanley Value Fund seeks long-term capital growth. The fund is a non-diversified fund. To pursue its objective, the fund normally invests in equity securities of large- and mid-cap companies (generally, companies with market capitalizations of approximately $2.5 billion or above) that the fund's sub-adviser believes are undervalued. Undervalued stocks are generally those stocks that are out of favor with investors and, in the opinion of the fund's sub-adviser, are trading at prices that are below average at the time of purchase in relation to such measures as earnings and book value. These stocks often have above average dividend yields.

Old Mutual Copper Rock Emerging Growth Fund seeks to provide investors with capital appreciation. To pursue its objective, the fund normally invests primarily in equity securities of emerging growth companies. The fund emphasizes small- and mid-cap companies in its portfolio, that is, companies with market values generally within the range of market values of issuers included in the Russell 2500™ Growth Index. The fund may invest in emerging growth companies of any size. There is no minimum percentage of assets of either small- or mid-cap companies for the fund's investments, and it has the flexibility to invest substantially in either small- or mid-cap issuers. The fund may at times be invested primarily in small-cap stocks.

Old Mutual High Yield Fund (formerly Old Mutual Dwight High Yield Fund) seeks to provide investors with a high level of current income. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in high-yield, below investment-grade securities including high-yield corporate bonds and loans, municipal bonds, mortgage-backed and asset-backed securities, income-producing convertible securities, and preferred stocks. The fund may invest up to 30% of its assets in U.S. dollar denominated foreign debt obligations. The fund may also invest in derivative instruments such as options, futures contracts, credit default swaps, and swaps and options on indices and may engage in certain investment techniques which create market exposure, such as dollar rolls. The fund's sub-adviser seeks to maintain a minimum average credit quality for the fund's investments at a rating of "B" (or equivalent) or higher from any NRSRO. The fund's investment duration typically ranges from 75% to 125% of the average duration of the Barclays Capital U.S. Corporate High-Yield Bond Index. This fund was no longer an investment option as of January 31, 2012.

Old Mutual Dwight Intermediate Fixed Income Fund seeks a high level of current income consistent with relative stability of principal. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in a diversified portfolio of fixed income securities of varying maturities. The fund generally invests in investment grade fixed income securities but may invest up to 15% of its assets in high yield securities. The fund may also invest in derivative instruments such as options, futures contracts, and options on indices and may engage in certain investment techniques which create market exposure, such as dollar rolls. The fund's investment duration typically ranges from 75% to 125% of the average duration of the Barclays Capital U.S. Intermediate Aggregate Bond Index. The fund's dollar weighted average maturity will typically be between 3 and 10 years.

Old Mutual Dwight Short Term Fixed Income Fund seeks a high level of current income consistent with maintaining a relatively high degree of stability of capital. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in obligations of the U.S. Government and in investment grade debt securities rated AAA by Standard & Poor's, Aaa by Moody's Investor Service, Inc. or deemed equivalent by the sub-adviser. The Fund may invest up to 20% of its net asset (plus any borrowings for investment purposes) in investment grade securities rated between AA and BBB by Standard & Poor's or Aa and Baa by Moody's Investor Service, Inc., or deemed equivalent by the sub-adviser. The fund's weighted average maturity will typically be less than 3 years.

Old Mutual Focused Fund seeks above-average total returns over a 3 to 5 year market cycle. The fund is a non-diversified fund. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of small-, medium- and large-cap companies. While the fund may invest in companies of any market capitalization, the fund generally invests in large-cap companies that the fund's sub-adviser believes have sustainable long-term growth prospects but are currently trading at modest relative valuations.

Old Mutual Heitman REIT Fund seeks to provide investors with a high total return consistent with reasonable risk. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of companies principally engaged in the real estate industry, including real estate investment trusts ("REITs"). The fund's sub-adviser considers a company to be principally engaged in the real estate industry if it derives at least 50% of its revenues from the ownership, construction, management, financing or sale of commercial, industrial or residential real estate or has at least 50% of its assets in such real estate.

Old Mutual International Equity Fund seeks long-term capital appreciation. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of non-U.S. issuers. The fund allocates its assets to securities of issuers located in at least 3 non-U.S. countries and may invest in both developed and emerging markets. Generally, the fund limits its investments in any country to 25% or less of its total assets. However, the fund may invest more than 25% of its assets in issuers organized in Japan or the United Kingdom, or in securities quoted or denominated in the Japanese yen, the British pound, or the euro.

Old Mutual Large Cap Growth Fund seeks to provide investors with long-term capital growth. The fund is classified as a non-diversified fund. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of large-cap companies with favorable growth prospects. For purposes of this fund, large cap companies are those companies with market capitalizations similar to the market capitalization of companies in the Russell 1000 Growth Index.

Old Mutual Copper Rock International Small Cap Fund seeks capital growth. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of non-U.S. small-cap companies, including companies located in countries with emerging markets. For purposes of this fund, small cap companies are those companies with market capitalizations similar to the companies in the S&P Developed ex-U.S. SmallCap Index.

Old Mutual TS&W Mid-Cap Value Fund seeks long-term capital growth. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of mid-cap companies with value characteristics. For purposes of this fund, mid-cap companies are those companies with market capitalizations similar to the market capitalizations of companies in the Russell MidCap Value Index.

NOTES TO FINANCIAL STATEMENTS — continued

Old Mutual TS&W Small Cap Value Fund seeks long-term capital growth. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of small-cap companies with value characteristics. For purposes of this fund, small cap companies are those companies with market capitalizations similar to the market capitalizations of companies in the Russell 2000 Value Index.

In the normal course of business, the Funds may enter into various agreements that provide for general indemnifications. Each Fund's maximum exposure under these arrangements is unknown as any potential exposure involves future claims that may be made against each Fund.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies followed by the Funds.

Use of Estimates in the Preparation of Financial Statements — The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

Security Valuation — Investments in underlying funds are valued at the closing net asset value per share of each underlying fund as reported on each business day. Investment securities of an underlying fund managed by the Adviser, including securities sold short, that are listed on a securities exchange, market or automated quotation system and for which market quotations are readily available, including securities traded over-the-counter ("OTC") (except for securities traded on NASDAQ), are valued at the last quoted sales price on the principal market on which they are traded at the close of trading on the New York Stock Exchange ("NYSE") (normally 4:00 p.m., Eastern Time) (the "Valuation Time") on each day that the NYSE is open for trading for all underlying Funds other than the Old Mutual Cash Reserves Fund. If there is no such reported sale at the Valuation Time, investment securities are valued at the most recent quoted bid price reported by the exchange or the OTC market for long positions and the most recent quoted ask price for short positions. For securities traded on NASDAQ, the NASDAQ Official Closing Price provided by NASDAQ each business day is used. If such prices are not available, these securities and unlisted securities for which market quotations are not readily available are valued in accordance with Fair Value Procedures established by each Board of Trustees of the underlying funds (the "Boards").

Investments held by the Old Mutual Cash Reserves Fund are valued using the amortized cost method of valuation permitted in accordance with meeting certain conditions and regulations as set forth under Rule 2a-7 of the 1940 Act. Under the amortized cost method, an investment is valued at its cost on the date of purchase and thereafter assumes a constant amortization to maturity of any discount or premium, regardless of the impact of fluctuations in general market rates of interest on the value of the investment.

The underlying funds use pricing services to report the market value of securities in the portfolios; if the pricing service is not able to provide a price, or the pricing service quote of valuation is deemed inaccurate or does not reflect the market value of the security, securities are valued in accordance with Fair Value Procedures established by the Boards. The underlying funds' Fair Value Procedures are implemented through a Valuation Committee (the "Committee") designated by the Boards. A security may be valued using Fair Value Procedures if among other things the security's trading has been halted or suspended; the security has been de-listed from a national exchange; the security's primary trading market is temporarily closed at a time when, under normal conditions, it would be open; or the security's primary pricing source is not able or willing to provide a price. When a security is valued in accordance with the Fair Value Procedures, the Committee will determine the value after taking into consideration relevant information reasonably available to the Committee. The valuation is assigned to Fair Valued Securities for purposes of calculating an underlying fund's net asset value ("NAV").

Debt securities (other than short-term obligations), including listed issues, held by an underlying fund managed by the Adviser are valued on the basis of valuations furnished by a pricing service which utilizes electronic data processing techniques to determine valuations for normal institutional size trading units of debt securities, without exclusive reliance upon exchange or over-the-counter prices. Short-term obligations with maturities of 60 days or less may be valued at amortized cost, which approximates market value. Under this valuation method, acquisition discounts and premiums are accreted and amortized ratably to maturity and are included in interest income.

Foreign securities held by an underlying fund managed by the Adviser and traded on foreign exchanges in the Western Hemisphere are valued based upon quotations from the principal market in which they are traded before the valuation time and are translated from the local currency into U.S. dollars using current exchange rates. In addition, if quotations are not readily available, or if the values have been materially affected by events occurring after the closing of a foreign market, assets may be valued in accordance with the Fair Value Procedures established by the Boards.

Foreign securities held by an underlying fund managed by the Adviser and traded in countries outside the Western Hemisphere are fair valued daily by utilizing the quotations of an independent pricing service, unless the Adviser determines that use of another valuation methodology is appropriate. The pricing service uses statistical analyses and quantitative models to adjust local prices using factors such as subsequent movement and changes in the prices of indexes, securities and exchange rates in other markets in determining fair value as of the time the underlying funds calculate the NAVs. The fair value of the foreign security is translated from the local currency into U.S. dollars using current exchange rates.

Options held by an underlying fund managed by the Adviser are valued at the last quoted sales price. If there is no such reported sale on the valuation date, long option positions are valued at the most recent bid price, and short option positions are valued at the most recent ask price. Futures contracts of an underlying fund managed by the Adviser are valued at the settlement price established each day by the exchange on which they are traded. The daily settlement prices for financial futures are provided by an independent source.

The Funds are subject to the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification 820-10, *Fair Value Measurements and Disclosures*, ("ASC 820-10"). ASC 820-10 establishes a hierarchy that prioritizes the inputs to valuation techniques giving the highest priority to readily available unadjusted quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements) when market prices are not readily available or reliable. The inputs used for valuing securities are not necessarily an indication of the risks associated with investing in those securities. Changes in valuation techniques may result in transfers in or out of an investment's assigned level within the hierarchy during the reporting period. For each Fund there were no significant transfers between Level 1 and Level 2 during the reporting period, based on the input level assigned under the hierarchy at the beginning and end of the reporting period. The aggregate value by input level, as of January 31, 2012, for each Fund's investments is included the Schedule of Investments. There were no level 3 securities held as of January 31, 2012.

Security Transactions and Investment Income — Security transactions are accounted for on the date the securities are purchased or sold (trade date). Dividend income and distributions to shareholders are recognized on the ex-dividend date; interest income and expense are recognized on the accrual basis and include amortization of premiums and accretion of discounts on investments. Non-cash dividends included in dividend income, if any, are recorded at the fair market value of the securities received. Costs used in determining realized capital gains and losses on the sale of investment securities are those of the specific securities sold adjusted for the accretion and amortization of acquisition discounts and premiums during the respective holding periods, if applicable.

Dividends and Distributions — Dividends from net investment income for the Funds are declared at least annually, if available, except Old Mutual Asset Allocation Conservative Portfolio and Old Mutual Asset Allocation Balanced Portfolio, for which dividends are declared at least quarterly, if available. Distributions of net realized capital gains for each Fund are generally made to shareholders at least annually, if available.

Foreign Currency Conversion — The books and records of the Funds are maintained in U.S. dollars. Foreign currency amounts are converted into U.S. dollars on the following basis:

    (i) market value of investment securities, other assets and liabilities at the current rate of exchange; and

    (ii) purchases and sales of investment securities, income and expenses at the relevant rates of exchange prevailing on the respective dates of such transactions.

The Funds do not isolate that portion of gains and losses on investment securities that is due to changes in the foreign exchange rates from that which is due to changes in market prices of such securities.

The Funds report gains and losses on foreign currency related transactions as components of realized gains and losses for financial reporting purposes, whereas such components are treated as ordinary income or loss for Federal income tax purposes.

Payments by Affiliates — There were no payments by Affiliates made to the Funds during the six-month period ended January 31, 2012.

Other — Expenses that are directly related to one of the Funds are charged directly to that Fund. Other operating expenses are prorated to the Funds on the basis of relative net assets. Class specific expenses, such as distribution and service fees, are borne by that class. Income, other expenses and realized and unrealized gains and losses of a Fund are allocated to the respective class on the basis of the relative net assets each day. Additionally, each Fund, as a shareholder in the underlying funds, will also indirectly bear its pro rata share of the expenses incurred by the underlying funds. These expenses are not reflected in the expenses shown in the Statements of Operations and are not included in the ratios to average net assets shown in the Financial Highlights.

The Funds have an arrangement with the transfer agent, DST Systems, Inc., whereby interest earned on uninvested cash balances is used to offset a portion of the transfer agent expense. The transfer agent fees shown in the Statements of Operations are in total and do not reflect the expense reductions, if any, which are shown separately. The Funds had no material expense reductions for the six-month period ended January 31, 2012.

The Funds impose a 2% redemption/exchange fee on total redemption proceeds (after applicable deferred sales charges) of any shareholder redeeming shares (including redemptions by exchange) of the Funds within 10 calendar days of their purchase. The Funds charge the redemption/exchange fee to discourage market timing by those shareholders initiating redemptions or exchanges to take advantage of short-term market movements. The redemption fee will be imposed to the extent that the number of Fund shares redeemed exceeds the number of Fund shares that have been held for more than 10 calendar days. In determining how long shares of the Fund have been held, shares held by the investor for the longest period of time will be sold first. The Funds will retain the fee by crediting Paid-in Capital. For the six-month period ended January 31, 2012, there were no material redemption fees collected by the Funds.

Notes to Financial Statements — continued

3. Investment Advisory Fees, Administrative Fees and Other Transactions with Affiliates

Investment Adviser — Old Mutual Capital, Inc. is a wholly owned subsidiary of Old Mutual (US) Holdings Inc. ("OMUSH"). OMUSH is a wholly owned subsidiary of OM Group (UK) Limited, which, in turn, is a wholly owned subsidiary of Old Mutual plc, a London-Exchange listed international financial services firm. The Funds and the Adviser are parties to an Investment Advisory Agreement (the "Advisory Agreement"), under which the Adviser is paid a monthly fee that is calculated daily and paid monthly, at an annual rate based on the average daily net assets of each Fund as follows:

	Management Fee	Asset Level
Old Mutual Asset Allocation Conservative Portfolio	0.200%	Less than $1 billion
	0.175%	From $1 billion to $2 billion
	0.150%	From $2 billion to $3 billion
	0.125%	Greater than $3 billion
Old Mutual Asset Allocation Balanced Portfolio	0.200%	Less than $1 billion
	0.175%	From $1 billion to $2 billion
	0.150%	From $2 billion to $3 billion
	0.125%	Greater than $3 billion
Old Mutual Asset Allocation Moderate Growth Portfolio	0.250%	Less than $1 billion
	0.225%	From $1 billion to $2 billion
	0.200%	From $2 billion to $3 billion
	0.175%	Greater than $3 billion
Old Mutual Asset Allocation Growth Portfolio	0.250%	Less than $1 billion
	0.225%	From $1 billion to $2 billion
	0.200%	From $2 billion to $3 billion
	0.175%	Greater than $3 billion

Expense Limitation Agreements — In the interest of limiting expenses of the Funds, the Adviser has entered into an expense limitation agreement ("Expense Limitation Agreement") pursuant to which the Adviser has agreed, in writing, to waive or limit its fees and to assume other expenses of the Funds to the extent necessary to limit the total annual expenses (excluding acquired (underlying) fund fees and expenses) to a specified percentage of the Funds' average daily net assets through the dates specified below.

	Class A	Class C	Class Z	Institutional Class	Expiration Date of Expense Limitation
Old Mutual Asset Allocation Conservative Portfolio	0.61%	1.36%	0.36%	0.36%	December 31, 2012
Old Mutual Asset Allocation Balanced Portfolio	0.64%	1.39%	0.39%	0.39%	December 31, 2012
Old Mutual Asset Allocation Moderate Growth Portfolio	0.57%	1.32%	0.32%	0.32%	December 31, 2012
Old Mutual Asset Allocation Growth Portfolio	0.57%	1.32%	0.32%	0.32%	December 31, 2012

Reimbursement by the Funds of advisory fees waived and other expenses paid by the Adviser pursuant to the Expense Limitation Agreement may be made up to three years after the expenses were reimbursed or absorbed if such reimbursement does not cause the total operating expenses of the Fund in the year of reimbursement to exceed the expense limitation in effect in the year for which fees are being reimbursed.

At January 31, 2012, the Adviser may seek reimbursement of previously waived and reimbursed fees as follows (000):

	Expiration 2012	Expiration 2013	Expiration 2014	Expiration 2015	Total
Old Mutual Asset Allocation Conservative Portfolio	$ 13	$148	$126	$ 68	$ 355
Old Mutual Asset Allocation Balanced Portfolio	50	260	184	102	596
Old Mutual Asset Allocation Moderate Growth Portfolio	218	507	375	191	1,291
Old Mutual Asset Allocation Growth Portfolio	120	396	283	145	944

Sub-Advisory Agreement — The Trust, on behalf of the Funds, and the Adviser have entered into a sub-advisory agreement (the "Ibbotson Sub-Advisory Agreement") with Ibbotson Associates, Inc. ("Ibbotson"). Ibbotson is a wholly owned subsidiary of Morningstar, Inc. For the services provided and expenses incurred pursuant to the Ibbotson Sub-Advisory Agreement, Ibbotson is entitled to receive from the Adviser a sub-advisory fee with respect to the average daily net assets of each of the Funds, which is computed and paid monthly at an annual rate equal to the greater of (i) 0.08% for average daily net assets up to $250 million, 0.07% for average daily net assets from $250 million to $500 million, 0.06% for average daily net assets from $500 million to $750 million, 0.05% for average daily net assets from $750 million to $1 billion, 0.04% for average daily net assets from $1 billion to $2 billion and 0.03% for average daily net assets over $2 billion, or (ii) $200,000. The Sub-Advisory Agreement obligates Ibbotson to: (i) recommend a continuous investment allocation program for each Fund in accordance with the Fund's investment objective, policies and limitations; (ii) provide supervision of each Fund's investments; and (iii) recommend the allocation of the assets of each Fund by specific investment style mandate.

Administrative Services Agreement — The Trust and Old Mutual Fund Services (the "Administrator"), a wholly owned subsidiary of the Adviser, entered into an Administrative Services Agreement (the "Administrative Agreement"), pursuant to which the Administrator oversees the administration of the Trust's and each Fund's business and affairs, including regulatory reporting and all necessary office space, equipment, personnel and facilities, as well as services performed by various third parties. The Administrator is entitled to a fee from the Trust, which is calculated daily and paid monthly, as follows:

Average Daily Net Assets	Annual Fee Rate
$0 to $500 million	0.10%
> $500 million up to $1 billion	0.09%
> $1 billion up to $1.5 billion	0.08%
> $1.5 billion	0.07%

The Administrative Agreement provides that the Administrator will not be liable for any error of judgment or mistake of law or for any loss suffered by the Trust in connection with the matters to which the Administrative Agreement relates, except a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the Administrator in the performance of its duties. The Administrative Agreement will continue in effect unless terminated by either party upon not less than 90 days' prior written notice to the other party.

The Bank of New York Mellon (the "Sub-Administrator") serves as sub-administrator to the Trust. The Sub-Administrator assists the Administrator in connection with the administration of the business and affairs of the Trust. Pursuant to a sub-administration and accounting agreement (the "Sub-Administration Agreement") between the Administrator and the Sub-Administrator, the Administrator pays the Sub-Administrator as follows: annual rates, based on the combined average daily gross assets of the funds within the Trust and Old Mutual Funds II (the "Old Mutual Complex"), of (1) 0.0475% of the first $6 billion, plus (2) 0.04% of the average daily gross assets in excess of $6 billion. With regard to the Funds, these fees apply only at the underlying fund level. In addition, the Administrator pays the Sub-Administrator the following annual fees: (1) $35,000 for each Fund; (2) $3,000 per class in excess of three classes for each fund in the Old Mutual Complex, and (3) the greater of .01925% based on the combined average daily gross assets of the Old Mutual Complex or $425,000. Certain minimum fees apply. The Sub-Administration Agreement provides that the Sub-Administrator will not be liable for any costs, damages, liabilities or claims incurred by the Sub-Administrator except those arising out of the Sub-Administrator's or its delegee's or agent's (if such delegee or agent is a subsidiary of the Sub-Administrator) negligence or willful misconduct or the Sub-Administrator's failure to act in good faith. In no event shall the Sub-Administrator be liable to the Administrator or any third party for special, indirect or consequential damages.

Distribution Agreement — Old Mutual Investment Partners (the "Distributor"), a wholly owned subsidiary of the Adviser, and the Trust are parties to a distribution agreement (the "Distribution Agreement"), pursuant to which the Distributor serves as principal underwriter for the Trust's shares. The Distributor receives no compensation for serving in such capacity, except as provided in separate Distribution Plans and Service Plans.

The Distribution Agreement is renewable annually. The Distribution Agreement may be terminated by the Distributor, by a majority vote of the Trustees who are not "interested persons" (as defined in the 1940 Act) and have no financial interest in the Distribution Agreement, or by a majority vote of the outstanding securities of the Trust upon not more than 90 days' written notice by either party or upon assignment by the Distributor.

Notes to Financial Statements — continued

The Trust has adopted a Distribution Plan for each of Class A and Class C shares pursuant to Rule 12b-1 under the 1940 Act to enable the Class A and Class C shares of each Fund to directly and indirectly bear certain expenses relating to the distribution of such shares. The Trust has also adopted a Service Plan to enable the Class A and Class C shares of each Fund to directly and indirectly bear certain expenses relating to the shareholder servicing and/or personal account maintenance of the holders of such shares. Each of the Distribution Plans and Service Plans are compensation plans, which means that they compensate the Distributor or third-party broker-dealer or financial intermediary regardless of the expenses actually incurred by such persons.

Pursuant to the Distribution Plans for Class A and Class C shares, the Trust will pay to the Distributor a monthly fee at an annual aggregate rate not to exceed (i) 0.25% of the average net asset value of the Class A shares of each Fund and (ii) 0.75% of the average net asset value of the Class C shares of each Fund, as determined at the close of each business day during the month, which is to compensate the Distributor for services provided and expenses incurred by it in connection with the offering and sale of Class A or Class C shares, which may include, without limitation, the payment by the Distributor to investment dealers of commissions on the sale of Class A or Class C shares, as set forth in the then current prospectus or statement of additional information with respect to Class A and Class C shares and interest and other financing costs.

The amount of such payments shall be determined by the Trust's disinterested Trustees from time to time. Currently, Class A shares are not authorized to pay distribution fees and Class C shares are authorized to pay the maximum amount of distribution fees.

Pursuant to the Service Plan for Class A and Class C shares, the Trust will pay to the Distributor or other third-party financial intermediaries a fee at an annual aggregate rate not to exceed 0.25% of the average net asset value of Class A and Class C shares, which is for maintaining or improving services provided to shareholders by the Distributor and investment dealers, financial institutions and 401(k) plan service providers. The amount of such payments shall be determined by the Trust's disinterested Trustees from time to time.

Currently, both Class A and Class C shares are authorized to pay the maximum amount of service fees.

The Administrator will prepare and deliver written reports to the Board on a regular basis (at least quarterly) setting forth the payments made pursuant to the Distribution Plans and the Service Plans, and the purposes for which such expenditures were made, as well as any supplemental reports as the Board may from time to time reasonably request.

Except to the extent that the Administrator, Sub-Administrator, Adviser or sub-advisers may benefit through increased fees from an increase in the net assets of the Trust which may have resulted in part from the expenditures, no interested person of the Trust nor any Trustee of the Trust who is not an "interested person" (as defined in the 1940 Act) of the Trust has a direct or indirect financial interest in the operation of the Distribution or Service Plans or any related agreement.

Of the service and distribution fees the Distributor received for the six-month period ended January 31, 2012, it retained the following:

	Service Fees (000)		Distribution Fees (000)
	Class A	Class C	Class C
Old Mutual Asset Allocation Conservative Portfolio	$—	$ 1	$3
Old Mutual Asset Allocation Balanced Portfolio	—	1	4
Old Mutual Asset Allocation Moderate Growth Portfolio	1	1	3
Old Mutual Asset Allocation Growth Portfolio	1	—	1

Other Service Providers — The Bank of New York Mellon serves as custodian for each of the Funds.

DST Systems, Inc. ("DST") serves as the transfer agent and dividend disbursing agent of the Funds. Pursuant to an agency agreement between the Trust and DST, DST also provides call center, correspondence and other shareholder account-related services to the Funds. From time to time, the Funds may pay amounts to third parties that provide sub-transfer agency and other administrative services relating to the Fund to persons who beneficially own interests in the Fund.

OMUSH receives an offset of certain recordkeeping fees from the plan sponsors of OMUSH's participant directed 401K, profit sharing and/or voluntary deferral plans which invest in the Old Mutual Complex (collectively, the "Deferred Plans"). The amount of the fee offset is based in part on service and/or sub-transfer agency fees received by the plan sponsors from the Old Mutual Complex Class Z shares within the Deferred Plans. During the six-month period ended January 31, 2012, the amount received by OMUSH for recordkeeping fee offsets attributable to investments by the Deferred Plans in the Old Mutual Complex was approximately $15(000).

Officers and Trustees of the Funds who are or were officers of the Adviser, Administrator, Sub-Administrator or Distributor received no compensation from the Funds.

4. Interfund Lending

Pursuant to resolutions adopted by the Boards of Trustees of the Trust and Old Mutual Funds II (together, the "Trusts"), on behalf of certain series portfolios of the Trusts (the "OM Funds"), each of the OM Funds may lend an amount up to its prospectus-defined limitations to other OM Funds. All such lending shall be conducted pursuant to the exemptive order granted by the Securities and Exchange Commission on August 12, 2003 to the Trusts. The interest rate charged on the loan is the average of the overnight repurchase agreement rate (highest rate available to the OM Funds from investments in overnight repurchase agreements) and the bank loan rate (Federal Funds Rate plus 50 basis points). None of the OM Funds may borrow more than 10% of its assets.

The Funds had no outstanding borrowings or loans related to interfund lending at any time during the six-month period ended January 31, 2012.

5. Investment Transactions

The cost of securities purchased and the proceeds from securities sold, other than short-term investments, for the Funds, for the six-month period ended January 31, 2012 were as follows:

	Purchases (000)	Sales (000)
Old Mutual Asset Allocation Conservative Portfolio	$7,014	$ 9,300
Old Mutual Asset Allocation Balanced Portfolio	5,592	10,444
Old Mutual Asset Allocation Moderate Growth Portfolio	5,943	14,018
Old Mutual Asset Allocation Growth Portfolio	2,233	9,572

6. Capital Share Transactions

	Old Mutual Asset Allocation Conservative Portfolio		Old Mutual Asset Allocation Balanced Portfolio		Old Mutual Asset Allocation Moderate Growth Portfolio		Old Mutual Asset Allocation Growth Portfolio	
	8/1/11 to 1/31/12 (Unaudited)	8/1/10 to 7/31/11	8/1/11 to 1/31/12 (Unaudited)	8/1/10 to 7/31/11	8/1/11 to 1/31/12 (Unaudited)	8/1/10 to 7/31/11	8/1/11 to 1/31/12 (Unaudited)	8/1/10 to 7/31/11
Shares Issued and Redeemed (000):								
Class A								
Shares Issued	399	469	28	108	38	277	37	97
Shares Issued upon Reinvestment of Distributions	6	33	9	27	19	23	10	7
Shares Redeemed	(574)	(647)	(193)	(1,121)	(232)	(958)	(164)	(655)
Total Class A Share Transactions	(169)	(145)	(156)	(986)	(175)	(658)	(117)	(551)
Class C								
Shares Issued	64	140	61	256	67	236	41	140
Shares Issued upon Reinvestment of Distributions	14	40	20	54	19	23	3	—
Shares Redeemed	(170)	(651)	(460)	(1,723)	(776)	(2,153)	(503)	(1,062)
Total Class C Share Transactions	(92)	(471)	(379)	(1,413)	(690)	(1,894)	(459)	(922)
Class Z								
Shares Issued	125	73	5	126	3	96	7	125
Shares Issued upon Reinvestment of Distributions	3	4	1	2	1	1	1	2
Shares Redeemed	(78)	(60)	(10)	(52)	(9)	(48)	(181)	(58)
Total Class Z Share Transactions	50	17	(4)	76	(5)	49	(173)	69
Institutional Class								
Shares Issued	4	76	—	—	—	—	1	10
Shares Issued upon Reinvestment of Distributions	10	25	—	—	—	—	—	1
Shares Redeemed	(31)	(100)	—	—	—	—	(68)	(12)
Total Institutional Class Share Transactions	(17)	1	—	—	—	—	(67)	(1)
Net Decrease in Shares Outstanding	(228)	(598)	(539)	(2,323)	(870)	(2,503)	(816)	(1,405)

Amounts designated as "—" are either 0 or have been rounded to 0.

NOTES TO FINANCIAL STATEMENTS — continued

As of January 31, 2012 (Unaudited)

7. AFFILIATED FUND OF FUNDS TRANSACTIONS

The Funds invest in certain mutual funds within the Old Mutual Complex, of which certain funds may be deemed to be under common control because they may share the same Board. A Fund's investment in any of the underlying funds may exceed 25% of the underlying fund's total assets. The financial statements for each of the underlying funds that are part of the Old Mutual Complex may be obtained at oldmutualfunds.com. A summary of the Funds' transactions in affiliated underlying funds during the six-month period ended January 31, 2012 follows:

Old Mutual Asset Allocation Conservative Portfolio (000):

Underlying Fund	Purchases at Cost	Proceeds from Sales	Unrealized Appreciation (Depreciation)	Value at 01/31/12	Dividend Income	Net Realized Gain (Loss)
Old Mutual Analytic U.S. Long/Short Fund	$ 270	$ 175	$ 225	$ 804	$ 6	$ (3)
Old Mutual Barrow Hanley Core Bond Fund	2,464	2,512	769	14,067	220	316
Old Mutual Barrow Hanley Value Fund	449	730	563	1,890	21	50
Old Mutual Cash Reserves Fund	3,988	3,833	—	378	—	—
Old Mutual Copper Rock Emerging Growth Fund	91	98	201	865	—	17
Old Mutual Dwight Intermediate Fixed Income Fund	708	1,258	(34)	4,957	59	130
Old Mutual Dwight Short Term Fixed Income Fund	1,462	546	103	6,448	52	2
Old Mutual Focused Fund	393	299	369	1,454	21	(13)
Old Mutual High Yield Fund	61	2,329	—	—	44	153
Old Mutual International Equity Fund	348	470	205	1,930	65	(224)
Old Mutual Large Cap Growth Fund	362	409	392	1,149	2	91
Old Mutual TS&W Mid-Cap Value Fund	403	472	427	2,310	27	97
Old Mutual TS&W Small Cap Value Fund	3	2	3	22	—	1
Total	$ 11,002	$ 13,133	$ 3,223	$ 36,274	$ 517	$ 617

Old Mutual Asset Allocation Balanced Portfolio (000):

Underlying Fund	Purchases at Cost	Proceeds from Sales	Unrealized Appreciation (Depreciation)	Value at 01/31/12	Dividend Income	Net Realized Gain (Loss)
Old Mutual Analytic U.S. Long/Short Fund	$ 572	$ 31	$ (260)	$ 2,740	$ 22	$ (10)
Old Mutual Barrow Hanley Core Bond Fund	1,235	2,761	804	13,269	229	407
Old Mutual Barrow Hanley Value Fund	73	1,172	2,125	6,732	73	187
Old Mutual Cash Reserves Fund	5,812	5,626	—	578	—	—
Old Mutual Copper Rock Emerging Growth Fund	500	472	537	1,917	—	4
Old Mutual Copper Rock International Small Cap Fund	26	—	(150)	1,180	26	—
Old Mutual Dwight Intermediate Fixed Income Fund	272	235	(13)	4,067	51	121
Old Mutual Dwight Short Term Fixed Income Fund	497	56	26	5,228	48	—
Old Mutual Focused Fund	625	244	211	4,544	75	(41)
Old Mutual Heitman REIT Fund	6	31	451	1,143	6	7
Old Mutual High Yield Fund	107	2,514	—	—	74	158
Old Mutual International Equity Fund	202	1,424	652	5,028	202	(510)
Old Mutual Large Cap Growth Fund	908	137	962	3,720	8	1
Old Mutual TS&W Mid-Cap Value Fund	417	1,321	(92)	5,194	70	227
Old Mutual TS&W Small Cap Value Fund	152	46	711	2,985	—	158
Total	$ 11,404	$ 16,070	$ 5,964	$ 58,325	$ 884	$ 709

Old Mutual Asset Allocation Moderate Growth Portfolio (000):

Underlying Fund	Purchases at Cost	Proceeds from Sales	Unrealized Appreciation (Depreciation)	Value at 01/31/12	Dividend Income	Net Realized Gain (Loss)
Old Mutual Analytic U.S. Long/Short Fund	$ 31	$ 841	$ (594)	$ 3,826	$ 31	$ (224)
Old Mutual Barrow Hanley Core Bond Fund	426	3,699	685	10,904	213	381
Old Mutual Barrow Hanley Value Fund	107	938	3,050	9,959	106	116
Old Mutual Cash Reserves Fund	8,459	8,263	—	696	—	—
Old Mutual Copper Rock Emerging Growth Fund	800	408	930	4,488	—	(9)
Old Mutual Copper Rock International Small Cap Fund	54	44	(293)	2,453	54	(9)
Old Mutual Dwight Intermediate Fixed Income Fund	71	257	(21)	1,657	21	47
Old Mutual Dwight Short Term Fixed Income Fund	1,609	—	3	1,612	9	—
Old Mutual Focused Fund	107	602	48	6,210	107	(92)
Old Mutual Heitman REIT Fund	511	43	654	1,979	11	(3)
Old Mutual International Equity Fund	363	2,727	(465)	9,247	363	(1,848)
Old Mutual Large Cap Growth Fund	1,010	29	1,448	5,126	10	—
Old Mutual TS&W Mid-Cap Value Fund	515	3,807	(164)	5,766	87	23
Old Mutual TS&W Small Cap Value Fund	339	623	1,509	6,640	—	303
Total	**$ 14,402**	**$ 22,281**	**$ 6,790**	**$ 70,563**	**$ 1,012**	**$ (1,315)**

Old Mutual Asset Allocation Growth Portfolio (000):

Underlying Fund	Purchases at Cost	Proceeds from Sales	Unrealized Appreciation (Depreciation)	Value at 01/31/12	Dividend Income	Net Realized Gain (Loss)
Old Mutual Analytic U.S. Long/Short Fund	$ 21	$ 283	$ (353)	$ 2,557	$ 21	$ (73)
Old Mutual Barrow Hanley Value Fund	76	1,863	1,788	6,868	74	(426)
Old Mutual Cash Reserves Fund	5,368	5,628	—	257	—	—
Old Mutual Copper Rock Emerging Growth Fund	—	235	747	2,626	—	52
Old Mutual Copper Rock International Small Cap Fund	36	170	(215)	1,623	36	(28)
Old Mutual Dwight Short Term Fixed Income Fund	805	—	1	806	5	—
Old Mutual Focused Fund	69	293	(50)	4,369	69	(71)
Old Mutual Heitman REIT Fund	11	181	833	1,953	11	48
Old Mutual International Equity Fund	311	2,929	(148)	8,237	311	(1,545)
Old Mutual Large Cap Growth Fund	358	1,000	1,030	3,741	8	105
Old Mutual TS&W Mid-Cap Value Fund	380	2,361	506	4,958	64	103
Old Mutual TS&W Small Cap Value Fund	166	257	787	3,281	—	216
Total	**$ 7,601**	**$ 15,200**	**$ 4,926**	**$ 41,276**	**$ 599**	**$ (1,619)**

8. FEDERAL TAX INFORMATION

Each Fund has qualified and intends to continue to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code and to distribute substantially all of its taxable income and net capital gains. Accordingly, no provision has been made for Federal income taxes.

The Funds are subject to the provisions of FASB Accounting Standards Codification 740-10 ("ASC 740-10"), *Income Taxes*. ASC 740-10 requires an evaluation of tax positions taken (or expected to be taken) in the course of preparing the Funds' tax returns to determine whether these positions meet a "more-likely-than-not" standard that based on the technical merits have a more than fifty percent likelihood of being sustained by a taxing authority upon examination. A tax position that meets the "more-likely-than-not" recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The Funds recognize interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statements of Operations.

ASC 740-10 requires management of the Funds to analyze all open tax years, fiscal years 2007 – 2011 as defined by IRS statute of limitations, for all major jurisdictions, including federal tax authorities and certain state tax authorities. As of and during the year ended July 31, 2011, the Funds did not have a liability for any unrecognized tax benefits. The Funds have no examination in progress and are not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months.

Dividends from net investment income and distributions from net realized capital gains are determined in accordance with U.S. Federal income tax regulations, which may differ from those amounts determined under accounting principles generally accepted in the United States of America. These book/tax differences are either temporary or permanent in nature. To the extent these differences are permanent, they are charged or credited to Paid-in Capital or accumulated net realized gain, as appropriate, in the period that the differences arise.

Accordingly, the following permanent differences as of July 31, 2011, primarily attributable to reclassifications of capital distributions received from underlying funds for tax purposes and losses disallowed according to section 362(e) of the Internal Revenue Code, are not available to offset future income, were reclassified to the following accounts.

	Increase/(Decrease) Undistributed Net Investment Income (000)	Increase/(Decrease) Accumulated Net Realized Gain (000)
Old Mutual Asset Allocation Conservative Portfolio	$521	$(521)
Old Mutual Asset Allocation Balanced Portfolio	495	(495)
Old Mutual Asset Allocation Moderate Growth Portfolio	213	(213)
Old Mutual Asset Allocation Growth Portfolio	10	(10)

The tax character of dividends and distributions declared during the years ended July 31, 2011 and 2010 were as follows:

	Ordinary Income (000)	Total (000)
Old Mutual Asset Allocation Conservative Portfolio		
2011	$1,437	$1,437
2010	1,967	1,967
Old Mutual Asset Allocation Balanced Portfolio		
2011	1,392	1,392
2010	2,409	2,409
Old Mutual Asset Allocation Moderate Growth Portfolio		
2011	707	707
2010	2,245	2,245
Old Mutual Asset Allocation Growth Portfolio		
2011	118	118
2010	1,432	1,432

As of July 31, 2011, the components of Distributable Earnings/(Accumulated Losses) were as follows:

	Undistributed Ordinary Income (000)	Capital Loss Carryforwards (000)	Post October Losses (000)	Unrealized Appreciation/ Depreciation (000)	Other Temporary Differences (000)	Total (000)
Old Mutual Asset Allocation Conservative Portfolio	$ 70	$ (3,027)	$—	$3,399	$—	$ 442
Old Mutual Asset Allocation Balanced Portfolio	22	(25,529)	—	5,660	3	(19,844)
Old Mutual Asset Allocation Moderate Growth Portfolio	191	(42,375)	—	5,510	—	(36,674)
Old Mutual Asset Allocation Growth Portfolio	180	(37,441)	—	2,225	2	(35,034)

Amounts designated as "—" are either $0 or have been rounded to $0.

Post-October losses represent losses realized on investment transactions from November 1, 2010 through July 31, 2011 that, in accordance with Federal income tax regulations, the Funds may elect to defer and treat as having arisen in the following fiscal year. For Federal income tax purposes, capital loss carryforwards may be carried forward and applied against future capital gains for a period of up to eight years to the extent allowed by the Internal Revenue Code.

As of July 31, 2011, the following Funds had capital loss carry forwards available to offset future realized gains through the indicated expiration dates:

	2017 (000)	2018 (000)	2019 (000)	Total (000)
Old Mutual Asset Allocation Conservative Portfolio	$ —	$ 2,719	$ 308	$ 3,027
Old Mutual Asset Allocation Balanced Portfolio	1,664	19,063	4,802	25,529
Old Mutual Asset Allocation Moderate Growth Portfolio	5,460	27,787	9,128	42,375
Old Mutual Asset Allocation Growth Portfolio	5,175	21,602	10,664	37,441

Under the recently enacted Regulated Investment Company Modernization Act of 2010 (the "Act"), the Funds will be permitted to carry forward capital losses incurred in taxable years beginning after December 22, 2010 for an unlimited period. However, any losses incurred during those future taxable years (beginning August 1, 2011) will be required to be utilized prior to the losses incurred in pre-enactment taxable years. As a result of this ordering rule, pre-enactment capital loss carryforwards presented in the table above may be more likely to expire unused. Additionally, post-enactment capital losses that are carried forward will retain their character as either short-term or long-term capital losses rather than being considered all short-term as under previous law.

The Federal tax cost, aggregate gross unrealized appreciation and depreciation of investments held by each Fund at January 31, 2012 were as follows:

	Federal Tax Cost (000)	Unrealized Appreciation (000)	Unrealized Depreciation (000)	Net Unrealized Appreciation
Old Mutual Asset Allocation Conservative Portfolio	$33,051	$3,257	$ (34)	$3,223
Old Mutual Asset Allocation Balanced Portfolio	52,361	6,480	(516)	5,964
Old Mutual Asset Allocation Moderate Growth Portfolio	63,773	8,330	(1,540)	6,790
Old Mutual Asset Allocation Growth Portfolio	36,350	5,691	(765)	4,926

NOTES TO FINANCIAL STATEMENTS — concluded

9. NEW ACCOUNTING PRONOUNCEMENT

In May 2011, the FASB issued ASU No. 2011-04 "*Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs"*. ASU 2011-04 includes common requirements for measurement of and disclosure about fair value between U.S. GAAP and IFRS. ASU 2011-04 will require reporting entities to disclose the following information for fair value measurements categorized within Level 3 of the fair value hierarchy: quantitative information about the unobservable inputs used in the fair value measurement, the valuation processes used by the reporting entity and a narrative description of the sensitivity of the fair value measurement to changes in unobservable inputs and the interrelationships between those unobservable inputs. In addition, ASU 2011-04 will require reporting entities to make disclosures about amounts and reasons for transfers in and out of Level 1 and Level 2 fair value measurements. The new and revised disclosures are effective for interim and annual reporting periods beginning after December 15, 2011. The Adviser has evaluated the implications of ASU No. 2011-04 and does not anticipate a material impact on the financial statements.

10. SUBSEQUENT EVENTS

In accordance with the provisions set forth in FASB Accounting Standards Codification 855-10 *Subsequent Events*, the Adviser has evaluated the possibility of subsequent events existing in the Funds' financial statements and has determined that there are no material events that would require disclosure in the Funds' financial statements.

Proxy Voting and Portfolio Holdings (Unaudited)

Proxy Voting

A description of the guidelines that the Trust uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling toll-free at 888-772-2888; (ii) on the Trust's website at oldmutualfunds.com; and (iii) on the SEC's website at http://www.sec.gov.

Information about how the Funds voted proxies relating to portfolio securities for the 12-month period ended June 30, 2011 is available on the Trust's website at oldmutualfunds.com and on the SEC's website at http://www.sec.gov.

Portfolio Holdings

The Trust files a complete schedule of portfolio holdings with the SEC for the first and third quarters of its fiscal year on Form N-Q. The Trust's Forms N-Q are available on the SEC's website at http://www.sec.gov, or may be reviewed and copied at the SEC's Public Reference Room in Washington D.C. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330 toll-free. In addition, the most recent list of portfolio holdings is available on the Trust's website at oldmutualfunds.com.

FUND EXPENSES EXAMPLE (Unaudited)

Six Month Hypothetical Expense Example — January 31, 2012

Example. As a shareholder of a Fund you may pay two types of fees: transaction fees and fund-related fees. Transaction fees may include transaction costs, including sales charges (loads) on purchase payments, redemption fees, and exchange fees. Fund-related fees may include ongoing expenses, including management fees, distribution and/or service fees, and other fund expenses, which are indirectly paid by shareholders and affect your investment return.

This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Funds and to compare these costs with the ongoing costs of investing in other mutual funds. This Example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended January 31, 2012.

Actual Expenses. The first line for each share class in the following table provides information about actual account values and actual expenses. The Example includes, but is not limited to, management fees, 12b-1 fees, fund accounting, custody and transfer agent fees. However, the Example does not include client specific fees, such as the $10.00 fee charged to IRA accounts, or the $10.00 fee charged for wire redemptions. The Example also does not include portfolio trading commissions and related trading expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line for each share class under the heading entitled "Expenses Paid During Six Month Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes. The second line for each share class in the table provides information about hypothetical account values and hypothetical expenses based on each Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in each Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds. Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees, or exchange fees. Therefore, this information is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

	Beginning Account Value 8/1/11	Ending Account Value 1/31/12	Annualized Expense Ratios for the Six Month Period	Expenses Paid During Six Month Period*
Old Mutual Asset Allocation Conservative Portfolio – Class A				
Actual Fund Return	$1,000.00	$1,008.70	0.61%	$3.08
Hypothetical 5% Return	1,000.00	1,022.07	0.61	3.10
Old Mutual Asset Allocation Conservative Portfolio – Class C				
Actual Fund Return	1,000.00	1,006.10	1.36	6.86
Hypothetical 5% Return	1,000.00	1,018.30	1.36	6.90
Old Mutual Asset Allocation Conservative Portfolio – Class Z				
Actual Fund Return	1,000.00	1,011.20	0.36	1.82
Hypothetical 5% Return	1,000.00	1,023.33	0.36	1.83
Old Mutual Asset Allocation Conservative Portfolio – Institutional Class				
Actual Fund Return	1,000.00	1,010.30	0.36	1.82
Hypothetical 5% Return	1,000.00	1,023.33	0.36	1.83
Old Mutual Asset Allocation Balanced Portfolio – Class A				
Actual Fund Return	1,000.00	1,003.50	0.64	3.22
Hypothetical 5% Return	1,000.00	1,021.92	0.64	3.25
Old Mutual Asset Allocation Balanced Portfolio – Class C				
Actual Fund Return	1,000.00	999.50	1.39	6.99
Hypothetical 5% Return	1,000.00	1,018.15	1.39	7.05

	Beginning Account Value 8/1/11	Ending Account Value 1/31/12	Annualized Expense Ratios for the Six Month Period	Expenses Paid During Six Month Period*
Old Mutual Asset Allocation Balanced Portfolio – Class Z				
Actual Fund Return	$1,000.00	$1,004.80	0.39%	$1.97
Hypothetical 5% Return	1,000.00	1,023.18	0.39	1.98
Old Mutual Asset Allocation Balanced Portfolio – Institutional Class				
Actual Fund Return	1,000.00	1,004.90	0.39	1.97
Hypothetical 5% Return	1,000.00	1,023.18	0.39	1.98
Old Mutual Asset Allocation Moderate Growth Portfolio – Class A				
Actual Fund Return	1,000.00	992.70	0.57	2.86
Hypothetical 5% Return	1,000.00	1,022.27	0.57	2.90
Old Mutual Asset Allocation Moderate Growth Portfolio – Class C				
Actual Fund Return	1,000.00	988.50	1.32	6.60
Hypothetical 5% Return	1,000.00	1,018.50	1.32	6.70
Old Mutual Asset Allocation Moderate Growth Portfolio – Class Z				
Actual Fund Return	1,000.00	993.00	0.32	1.60
Hypothetical 5% Return	1,000.00	1,023.53	0.32	1.63
Old Mutual Asset Allocation Moderate Growth Portfolio – Institutional Class				
Actual Fund Return	1,000.00	993.70	0.32	1.60
Hypothetical 5% Return	1,000.00	1,023.53	0.32	1.63

	Beginning Account Value 8/1/11	Ending Account Value 1/31/12	Annualized Expense Ratios for the Six Month Period	Expenses Paid During Six Month Period*
Old Mutual Asset Allocation Growth Portfolio – Class A				
Actual Fund Return	$1,000.00	$ 980.10	0.57%	$2.84
Hypothetical 5% Return	1,000.00	1,022.27	0.57	2.90
Old Mutual Asset Allocation Growth Portfolio – Class C				
Actual Fund Return	1,000.00	975.90	1.32	6.56
Hypothetical 5% Return	1,000.00	1,018.50	1.32	6.70
Old Mutual Asset Allocation Growth Portfolio – Class Z				
Actual Fund Return	1,000.00	981.10	0.32	1.59
Hypothetical 5% Return	1,000.00	1,023.53	0.32	1.63
Old Mutual Asset Allocation Growth Portfolio – Institutional Class				
Actual Fund Return	1,000.00	979.50	0.32	1.59
Hypothetical 5% Return	1,000.00	1,023.53	0.32	1.63

* Expenses are equal to the Fund's annualized expense ratio multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).

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FOR MORE INFORMATION

For investors who want more information about Old Mutual Funds I, please contact us at:

By Telephone:

888-772-2888

By Mail:

Old Mutual Funds I
P.O. Box 219534
Kansas City, Missouri 64121-9534

Via the Internet:

oldmutualfunds.com

This semi-annual report is intended for the information of Old Mutual Funds I shareholders, but may be used by prospective investors when preceded or accompanied by a current prospectus. You may obtain a copy of the prospectus, which contains important information about the objectives, risks, share classes, charges and expenses of Old Mutual Funds I, by visiting oldmutualfunds.com or by calling 888-772-2888. Please read the prospectus carefully before investing.

OLD MUTUAL

Funds distributed by Old Mutual Investment Partners
R-12-006 03/2012



OLD MUTUAL

Funds I

Old Mutual Funds I

SEMI-ANNUAL REPORT

January 31, 2012

Old Mutual Analytic Fund
Old Mutual Copper Rock Emerging Growth Fund
Old Mutual International Equity Fund

TABLE OF CONTENTS

About This Report   1

Message to Shareholders   3

Management Discussion of Fund Performance
and Schedules of Investments

    Old Mutual Analytic Fund
      Class A (ANAEX), Class C (ANCEX), Class Z (ANDEX), Institutional Class (ANIEX)   4

    Old Mutual Copper Rock Emerging Growth Fund
      Class A (OMARX), Class Z (OMZRX), Institutional Class (OMIRX)   12

    Old Mutual International Equity Fund
      Class A (OMXAX), Class Z (OMXZX), Institutional Class (OMXIX)   19

Statements of Assets & Liabilities   28

Statements of Operations   29

Statements of Changes in Net Assets   30

Statement of Cash Flows   32

Financial Highlights   33

Notes to Financial Statements   36

Proxy Voting and Portfolio Holdings   46

Fund Expenses Example   47

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ABOUT THIS REPORT

HISTORICAL RETURNS

All total returns mentioned in this report account for the change in a Fund's per-share price and the reinvestment of any dividends and capital gain distributions. If your account is set up to receive Fund dividends and distributions in cash rather than reinvest them, your actual return may differ from these figures. The Funds' performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Past performance does not guarantee future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Performance results represent past performance, and current performance may be higher or lower. Please call toll-free, at 888-772-2888, or visit oldmutualfunds.com for performance results current to the most recent month-end.

Performance results for short periods of time may not be representative of longer-term results. Performance without load assumes that no front-end or contingent deferred sales charge was applied or the investment was not redeemed. Performance with load assumes that a front-end or contingent deferred sales charge was applied to the extent applicable. Each of the Funds offers Class A, Class Z and Institutional Class shares. The Old Mutual Analytic Fund also offers Class C shares. Class A shares have a current maximum up-front sales charge of 5.75% and are subject to an annual service fee of 0.25%. Class C shares are subject to aggregate annual distribution and service fees of 1.00% and will be subject to a contingent deferred sales charge of 1.00% if redeemed within the first 12 months of purchase. Class Z and Institutional Class shares are only available to eligible shareholders. The returns for certain periods may reflect fee waivers and/or reimbursements in effect for that period; absent fee waivers and reimbursements, performance would have been lower.

FUND DATA

This report reflects views, opinions and Fund holdings as of January 31, 2012, the end of the report period, and these views and opinions are subject to change. The information is not a complete analysis of every aspect of any sector, industry or security of the Funds.

Opinions and forecasts regarding industries, companies and/or themes and Fund composition and holdings, are subject to change at any time based on market and other conditions, and should not be construed as a recommendation of any specific security or as investment advice. Percentage holdings as of January 31, 2012 are included in each Fund's Schedule of Investments. There is no assurance that the securities purchased will remain in a Fund or that securities sold have not been repurchased.

There are risks associated with mutual fund investing, including the risk of loss of principal. There is no assurance that the investment process will consistently lead to successful results. There are also risks associated with small and mid-cap investing, including limited product lines, less liquidity and small market share. Investments in foreign securities may entail unique risks, including political, market and currency risks. An investment in a Fund is not a bank deposit. It is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Certain Funds utilize call options, short selling and derivatives as part of their investment strategy. Call options involve certain risks, such as limited gains and lack of liquidity of the underlying securities, and are not suitable for all investors. There are risks associated with short selling, including the risk that a Fund may have to cover the short position at a higher price than the short price, resulting in a loss. A Fund's loss on a short sale is potentially unlimited as a loss occurs when the value of a security sold short increases. By engaging in certain derivative strategies or investing the proceeds received from selling securities short, a Fund is employing leverage, which creates special risks. The use of leverage may increase the Fund's exposure to long equity positions and make any change in the Fund's net asset value greater than without the use of leverage, which could result in increased volatility of returns. Derivatives are often more volatile than other investments and may magnify a Fund's gains or losses. A Fund could be negatively affected if the change in market value of the securities fails to correlate with the value of the derivatives purchased or sold.

ABOUT THIS REPORT — concluded

COMPARATIVE INDEXES

The comparative indexes discussed in this report are meant to provide a basis for judging the Funds' performance against specific benchmarks. Each index shown accounts for both changes in security price and reinvestment of dividends and distributions, but does not reflect the cost of managing a mutual fund. The total return figures for the Morgan Stanley Capital International ("MSCI") EAFE® Index assumes change in security prices and the deduction of local taxes. The Funds may significantly differ in holdings and composition from an index. Individuals cannot invest directly in an index.

Indexes:

Citigroup 3-month Treasury Bill Index

The unmanaged Citigroup 3-month Treasury Bill Index measures monthly return equivalents of yield averages that are not marked to market. The 3-month Treasury Bill Index consists of the last three 3-month Treasury Bill issues.

MSCI EAFE® Index

The unmanaged MSCI EAFE Index is a market capitalization-weighted index designed to measure the equity market performance of developed markets, excluding the United States and Canada. As of January 2012, the MSCI EAFE Index consisted of the following 25 developed market country indexes: Australia, Austria, China, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Israel, Italy, Japan, Luxembourg, Mexico, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, and the United Kingdom.

Russell 2500™ Growth Index

The unmanaged Russell 2500 Growth Index measures the performance of the small to mid-cap growth segment of the U.S. equity universe. It includes those Russell 2500 Index companies with higher price-to-book ratios and higher forecasted growth values.

Standard & Poor's 500®

The unmanaged Standard & Poor's 500 ("S&P 500") is a market value-weighted index that measures the performance of U.S. large-cap common stocks across all major industries.

Index returns and statistical data included in this report are provided by Bloomberg and FactSet.

MESSAGE TO SHAREHOLDERS

Dear Shareholder:

During the semi-annual period covered in this report, equity markets around the globe were penalized, as investors grew more apprehensive about growth prospects and government policy responses in the Eurozone, China and the U.S. There seemed to be no safe haven within the global equity markets, as even large markets such as Germany, France and China fell more than the U.S. market. Particularly hard hit were emerging markets — whose export dependence would be challenged by a slowdown in global demand — continental Europe, and U.S. small-capitalization stocks.

On the bright side, the volatility of the third quarter moderated somewhat in the fourth quarter, as more positive economic data brought renewed optimism and many markets gained ground. Globally, equities rallied as investors began to believe the U.S. economy was growing, even though Europe continued to face a potential recession and emerging markets were cooling. As such, while U.S. equity returns for 2011 were modest, they were still better than those in many other countries.

Furthermore, while the lingering questions surrounding global economic growth will not be resolved overnight, there is the theory that equity markets generally rise in anticipation of an economic recovery. January 2012 seemed to be representative of this theory and the year kicked off with a strong rally.

Looking ahead, Old Mutual Capital and the sub-advisers to your Funds will continue to monitor and evaluate the economic environment as we manage the money with which you have entrusted us. As always, we are grateful for your support and will continue to work diligently to enhance your experience as an investor in the Old Mutual Funds I portfolios. Please do not hesitate to contact us if there is anything we can do to better serve you. Feel free to contact me directly at President@oldmutualcapital.com, or please see the back cover of this report for other contact information.

Sincerely,



Julian F. Sluyters
President
Old Mutual Funds I

OLD MUTUAL ANALYTIC FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Analytic Investors, LLC

Performance Highlights

- *For the six-month period ended January 31, 2012, Class A shares of the Old Mutual Analytic Fund returned 3.42% at net asset value, while the S&P 500 returned 2.71% and the Citigroup 3-month Treasury Bill Index returned 0.02%.*

- *Sectors that contributed positively to performance included health care, financials and information technology. Consumer discretionary, consumer staples and industrials were among the sectors that detracted from performance.*

- *Long positions in Amgen, Intel and International Business Machines were among the top contributors for the period.*

- *Among the top detractors for the period were short positions in Pharmasset (no longer a Fund holding) and LKQ (no longer a Fund holding), and a long position in Vishay Intertechnology.*

Q. How did the Fund perform relative to its benchmark?

A. For the six-month period ended January 31, 2012, Class A shares of the Old Mutual Analytic Fund (the "Fund") returned 3.42% at net asset value, while the S&P 500 returned 2.71% and the Citigroup 3-month Treasury Bill Index returned 0.02%. Performance for all share classes can be found on page 6.

Q. What investment environment did the Fund face during the past period?

A. U.S. equities generally moved up during the six-month period as represented by the S&P 500, which returned 2.71%. The market started the period with negative performance as the S&P 500 was down -5.43% in August and -7.03% in September. During the fourth quarter of 2011, stocks soared to a double-digit gain and it seemed investors resolved early in the new year to stay positive. As such, the U.S. stock market kicked off 2012 with a strong rally. Europe's continuing sovereign debt worries still made headlines, but for the most part it seemed the news was no longer at the forefront of investor concerns. Instead, generally upbeat economic news in the U.S. led the S&P 500 to its best January in 15 years.

Q. Which market factors influenced the Fund's relative performance?

A. The Fund's investment process is based on the premise that investor behavior changes, but changes slowly, and is fairly persistent from month to month. An overweight to valuation characteristics positively impacted Fund performance during the six-month period, as investors rewarded companies with strong earnings-to-price and sales-to-price ratios. A continued emphasis on companies with quality characteristics, such as companies with above-average return on assets and strong profit margins also helped Fund performance as investors sought relative safety in high-quality companies. As a result, stocks with the highest profit margins outperformed the companies with the weakest profits.

Q. How did portfolio composition affect relative Fund performance?

A. Sectors that contributed positively to performance included health care, financials and information technology. On the other side of the equation, consumer discretionary, consumer staples and industrials were among the sectors that detracted from performance.

Long positions in Amgen, Intel and International Business Machines were among the top contributors for the period. Amgen, a biotechnology company, launched a plan to buy back up to $5 billion of its shares, which resulted in the largest one-day gain in their stock price in over a year. Intel, a semiconductor chip maker, reported record-setting third-quarter results, during which time new company records were also set for the number of microprocessor units shipped. International Business Machines, an information technology company, reported strong fourth-quarter performance, also capping a year of record earnings per share, revenue and profit for the company.

Among the top detractors for the period were short positions in Pharmasset (no longer a Fund holding) and LKQ (no longer a Fund holding), and a long position in Vishay Intertechnology. Pharmasset, a clinical-stage pharmaceutical company, saw its shares climb in November 2011 after the company reported it had started late-stage clinical testing of an experimental hepatitis C drug. Pharmasset stock also climbed in November after Gilead Sciences announced it would purchase Pharmasset at a premium. LKQ, a provider of aftermarket and recycled collision replacement parts, reported an increase in third-quarter revenue due in part to recent acquisitions in the U.S. and in the United Kingdom. Vishay Intertechnology, a global manufacturer and supplier of semiconductors and electronic components, announced that its third-quarter earnings and revenue figures did not meet analysts' estimates, and predicted its fourth-quarter revenue would also be below estimates. The decline was the result of an unexpected drop in product demand and an especially weak consumer market segment.

Option positions delivered positive returns and continued to lower the overall risk of the Fund. Option returns were strong in September 2011 when the markets moved lower. Specifically, call options written on the S&P 100 Index helped Fund performance, as did calls written on the S&P 500.

It is important to note that the Fund is involved in the investment of derivative instruments. A derivative is a contract whose value is based on the performance of an underlying financial asset, index or other investment. Derivative use poses risks different from, or greater than, those associated with a direct investment in the securities underlying the Fund's benchmarks. See the Fund's Schedule of Investments beginning on page 7 for a description of the Fund's derivative instruments.

Q. What is the investment outlook for the U.S. large-capitalization stock market?

A. Analytic Investors, LLC ("Analytic"), the Fund's sub-adviser, intends to continue to emphasize stocks with certain attractive valuation characteristics, such as stocks with above-average cash flow-to-price and above-average earnings-to-price ratios. Analytic also intends to focus on companies with strong quality metrics, such as stocks with above-average asset utilization and return on assets. Analytic further anticipates continuing to underweight or short sell companies with above-average insider selling, stocks with high trading volume, and stocks where analysts vary widely in their earnings predictions.

Analytic's process is based on the fundamental belief that there is consistency in the types of characteristics investors prefer. If this holds going forward, Analytic believes the Fund should benefit from being properly positioned toward stocks with characteristics favored by investors.

Top Ten Holdings as of January 31, 2012*

International Business Machines	4.1%
Microsoft	3.6%
Chevron	3.1%
Philip Morris International	3.1%
Verizon Communications	3.0%
Intel	3.0%
Accenture, Cl A	2.8%
Wells Fargo	2.5%
Amgen	2.4%
ConocoPhillips	2.3%
As a % of Total Fund Investments	29.9%

* Top Ten Holdings are all long positions.

OLD MUTUAL ANALYTIC FUND — continued

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of January 31, 2012

	Inception Date	6 Month Return	1 Year Return	Annualized 5 Year Return	Annualized 10 Year Return	Annualized Inception to Date
Class A with load	03/31/05	(2.56)%	(0.27)%	(5.77)%	n/a	(1.37)%
Class A without load	03/31/05	3.42%	5.79%	(4.65)%	n/a	(0.52)%
Class C with load	03/31/05	1.93%	3.97%	(5.36)%	n/a	(1.25)%
Class C without load	03/31/05	2.93%	4.97%	(5.36)%	n/a	(1.25)%
Class Z	07/01/78	3.45%	6.10%	(4.41)%	2.17%	8.46%[1]
Institutional Class	12/09/05[2]	3.57%	6.02%	(4.39)%	n/a	(1.85)%
S&P 500	07/01/78	2.71%	4.22%	0.33%	3.52%	11.32%
Citigroup 3-month Treasury Bill Index	07/01/78	0.02%	0.07%	1.28%	1.84%	5.49%

Past performance is not a guarantee of future results. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative indexes can be found on pages 1 and 2.

Class A shares have a current maximum initial sales charge of 5.75%; Class C shares may be subject to a contingent deferred sales charge ("CDSC") of 1.00% if redeemed within twelve months of the date of purchase; and Class A share purchases of $1 million or more, which were purchased without an initial sales charge, may be subject to a CDSC of 1.00% if redeemed within twelve months of the date of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and total annual operating expenses after fee waivers and/or expense reimbursement you may pay as an investor in the Fund's Class A, Class C, Class Z and Institutional Class shares (as reported in the November 23, 2011 prospectus) are 2.17% and 1.83%; 2.79% and 2.58%; 1.69% and 1.60%; and 816.83% and 1.53%, respectively.

On December 9, 2005, Old Mutual Analytic Fund (the "Fund") acquired substantially all the assets and liabilities of the Analytic Defensive Equity Fund, a series of The Advisors' Inner Circle Fund (the "Predecessor Fund"). On June 24, 2002, the Predecessor Fund acquired substantially all of the assets and liabilities of the Analytic Defensive Equity Fund, a series of UAM Funds, Inc. II. Substantially similar strategies and policies were used to manage each of the funds. The Fund's Class Z shares are the successor class of the Predecessor Fund's Institutional Class. The Fund's Institutional Class is new.

[1] Based on Predecessor Fund's inception date of July 1, 1978. Total return is annualized.

[2] The inception date of this share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date this share class was available for sale to shareholders was December 16, 2005.

Fund Performance



- Old Mutual Analytic Fund, Class Z
- S&P 500
- Citigroup 3-month Treasury Bill Index

$13,289
$12,167
$12,028

Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on July 31, 2001 to an investment made in unmanaged securities indexes on that date. Performance for the Fund's other shares will vary due to differences in sales charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings* as of January 31, 2012 — % of Total Fund Investments



Telecommunications Services (3.0%)
Cash Equivalents (2.0%)
Utilities (3.4%)
Materials (3.9%)
Information Technology (22.0%)
Industrials (7.5%)
Consumer Staples (8.2%)
Energy (11.0%)
Health Care (14.6%)
Consumer Discretionary (11.3%)
Financials (13.1%)

* Sector weightings include only long positions.

Schedule of Investments

As of January 31, 2012 (Unaudited)

Description	Shares	Value (000)
Common Stock — 121.1%		
Aerospace/Defense-Equipment — 0.1%		
Goodrich	465	$ 58
Total Aerospace/Defense-Equipment		58
Agricultural Chemicals — 0.6%		
CF Industries Holdings	2,171	385
Total Agricultural Chemicals		385
Airlines — 2.4%		
Delta Air Lines*	65,459	691
United Continental Holdings*	38,457	888
Total Airlines		1,579
Applications Software — 4.4%		
Microsoft (B)	97,179	2,870
Total Applications Software		2,870
Auto-Cars/Light Trucks — 1.7%		
Ford Motor Company (B)	89,188	1,108
Total Auto-Cars/Light Trucks		1,108
Beverages-Non-Alcoholic — 0.1%		
Coca-Cola Enterprises (B)	2,323	62
Total Beverages-Non-Alcoholic		62
Beverages-Wine/Spirits — 1.3%		
Constellation Brands, Cl A*	39,144	818
Total Beverages-Wine/Spirits		818
Cable TV — 2.2%		
Charter Communications, Cl A*	6,895	398
DIRECTV, Cl A* (B)	23,181	1,043
Total Cable TV		1,441
Coatings/Paint - 0.7%		
Kronos Worldwide	18,377	423
Total Coatings/Paint		423
Commercial Banks-Southern US — 1.6%		
Regions Financial	201,507	1,052
Total Commercial Banks-Southern US		1,052
Computer Aided Design — 1.2%		
Autodesk*	21,574	777
Total Computer Aided Design		777
Computer Services — 9.2%		
Accenture, Cl A (B)	38,710	2,220
Cognizant Technology Solutions, Cl A*	6,871	493
International Business Machines (B)	17,158	3,304
Total Computer Services		6,017

Description	Shares	Value (000)
Computers — 2.6%		
Apple* (B)	2,751	$ 1,256
Dell* (B)	23,652	407
Total Computers		1,663
Consumer Products-Miscellaneous — 0.2%		
Clorox	1,708	117
Total Consumer Products-Miscellaneous		117
Diversified Banking Institutions — 1.4%		
JPMorgan Chase (B)	7,721	288
Morgan Stanley	34,884	651
Total Diversified Banking Institutions		939
Diversified Manufacturing Operations — 2.2%		
General Electric	14,731	276
ITT (B)	54,181	1,178
Total Diversified Manufacturing Operations		1,454
E-Commerce/Products — 1.1%		
Amazon.com* (B)	3,666	713
Total E-Commerce/Products		713
E-Commerce/Services — 0.3%		
Expedia (B)	3,988	129
IAC/InterActiveCorp	1,155	50
Total E-Commerce/Services		179
Electric-Generation — 2.2%		
AES* (B)	110,875	1,415
Total Electric-Generation		1,415
Electric-Integrated — 2.0%		
CMS Energy (B)	57,597	1,257
Constellation Energy Group	220	8
Progress Energy	1,011	55
Total Electric-Integrated		1,320
Electronic Components-Miscellaneous — 3.7%		
Garmin	1,593	66
Jabil Circuit (B)	71,563	1,622
TE Connectivity	10,338	353
Vishay Intertechnology* (B)	31,626	388
Total Electronic Components-Miscellaneous		2,429
Electronic Components-Semiconductors — 4.3%		
Advanced Micro Devices*	62,438	419
Intel (B)	90,663	2,395
Total Electronic Components-Semiconductors		2,814
Electronic Measuring Instruments — 1.1%		
Agilent Technologies*	16,349	694
Total Electronic Measuring Instruments		694

OLD MUTUAL ANALYTIC FUND — continued

SCHEDULE OF INVESTMENTS

AS OF JANUARY 31, 2012 (UNAUDITED)

Description	Shares	Value (000)
Engineering/R&D Services — 0.5%		
Fluor	5,401	$ 304
Total Engineering/R&D Services		304
Engines-Internal Combustion — 0.7%		
Cummins	4,315	449
Total Engines-Internal Combustion		449
Finance-Credit Card — 1.4%		
Discover Financial Services	33,636	914
Total Finance-Credit Card		914
Finance-Other Services — 0.1%		
NYSE Euronext	1,612	43
Total Finance-Other Services		43
Food-Meat Products — 4.5%		
Smithfield Foods* (B)	56,029	1,251
Tyson Foods, Cl A (B)	89,078	1,661
Total Food-Meat Products		2,912
Food-Retail — 0.0%		
Safeway	684	15
Total Food-Retail		15
Gold Mining — 1.7%		
Newmont Mining (B)	17,752	1,091
Total Gold Mining		1,091
Medical Products — 2.1%		
Covidien (B)	26,250	1,352
Total Medical Products		1,352
Medical-Biomedical/Genetics — 4.6%		
Amgen (B)	28,253	1,919
Biogen Idec* (B)	7,548	890
Gilead Sciences*	4,465	218
Total Medical-Biomedical/Genetics		3,027
Medical-Drugs — 3.0%		
ELI Lilly	14,316	569
Johnson & Johnson (B)	21,159	1,394
Total Medical-Drugs		1,963
Medical-HMO — 0.4%		
Humana	2,861	255
Total Medical-HMO		255
Medical-Wholesale Drug Distributors — 6.6%		
AmerisourceBergen (B)	42,994	1,675
Cardinal Health (B)	31,253	1,345
McKesson (B)	15,733	1,286
Total Medical-Wholesale Drug Distributors		4,306

Description	Shares	Value (000)
Metal-Copper — 1.9%		
Freeport-McMoRan Copper & Gold (B)	27,284	$ 1,261
Total Metal-Copper		1,261
Multi-line Insurance — 2.7%		
Allstate (B)	4,710	136
American International Group* (B)	64,377	1,616
Total Multi-line Insurance		1,752
Multimedia — 3.0%		
Time Warner	26,887	997
Viacom, Cl B (B)	20,544	966
Total Multimedia		1,963
Networking Products — 1.1%		
Cisco Systems	37,775	742
Total Networking Products		742
Non-Hazardous Waste Disposal — 1.7%		
Covanta Holding	46,846	669
Republic Services	16,509	483
Total Non-Hazardous Waste Disposal		1,152
Office Automation & Equipment — 0.6%		
Pitney Bowes	20,875	396
Total Office Automation & Equipment		396
Oil Companies-Integrated — 10.3%		
Chevron (B)	24,455	2,521
ConocoPhillips (B)	26,702	1,821
Exxon Mobil	7,632	639
Marathon Oil (B)	56,575	1,776
Total Oil Companies-Integrated		6,757
Oil Field Machinery & Equipment — 0.1%		
National Oilwell Varco	468	35
Total Oil Field Machinery & Equipment		35
Oil Refining & Marketing — 3.0%		
Tesoro*	25,281	633
Valero Energy (B)	54,318	1,303
Total Oil Refining & Marketing		1,936
Paper & Related Products — 0.0%		
International Paper	409	13
Total Paper & Related Products		13
Pharmacy Services — 0.2%		
Medco Health Solutions*	1,740	108
Total Pharmacy Services		108
Pipelines — 0.1%		
El Paso	3,131	84
Total Pipelines		84

Description	Shares	Value (000)
Property/Casualty Insurance — 2.2%		
Fidelity National Financial, Cl A	23,491	$ 427
Progressive	49,705	1,008
Total Property/Casualty Insurance		1,435
Recreational Vehicles — 0.0%		
Polaris Industries	452	29
Total Recreational Vehicles		29
REITs-Diversified — 1.1%		
Weyerhaeuser	34,308	687
Total REITs-Diversified		687
Rental Auto/Equipment — 0.3%		
Aaron's	8,471	225
Total Rental Auto/Equipment		225
Retail-Bedding — 1.1%		
Bed Bath & Beyond*	11,604	704
Total Retail-Bedding		704
Retail-Computer Equipment — 0.2%		
GameStop, Cl A*	5,935	139
Total Retail-Computer Equipment		139
Retail-Consumer Electronics — 1.4%		
Best Buy	39,404	944
Total Retail-Consumer Electronics		944
Retail-Regional Department Store — 2.5%		
Dillard's, Cl A (B)	4,076	180
Macy's (B)	42,682	1,438
Total Retail-Regional Department Store		1,618
Semiconductor Equipment — 0.3%		
Applied Materials	15,846	195
Total Semiconductor Equipment		195
Super-Regional Banks-US — 5.7%		
Capital One Financial (B)	29,406	1,345
KeyCorp	41,685	324
Wells Fargo (B)	68,901	2,013
Total Super-Regional Banks-US		3,682
Telephone-Integrated — 3.8%		
Verizon Communications (B)	64,999	2,448
Total Telephone-Integrated		2,448
Theaters — 0.0%		
Regal Entertainment Group, Cl A	2,177	27
Total Theaters		27

Description	Shares	Value (000)
Tobacco — 3.9%		
Philip Morris International (B)	33,679	$ 2,518
Total Tobacco		2,518
Transportation-Services — 1.0%		
United Parcel Service, Cl B	8,809	666
Total Transportation-Services		666
Vitamins & Nutrition Products — 0.3%		
Mead Johnson Nutrition, Cl A	2,406	178
Total Vitamins & Nutrition Products		178
Web Hosting/Design — 0.3%		
Rackspace Hosting*	4,938	214
Total Web Hosting/Design		214
Wireless Equipment — 0.1%		
Motorola Mobility Holdings*	882	34
Total Wireless Equipment		34
Total Common Stock (Cost $69,150)		78,900
Affiliated Mutual Fund — 2.4%		
Old Mutual Cash Reserves Fund, Institutional Class, 0.00% (A)	1,565,409	1,565
Total Affiliated Mutual Fund (Cost $1,565)		1,565
Total Investments — 123.5% (Cost $70,715)		80,465
Securities Sold Short — (20.6)%		
Aerospace/Defense — (1.4)%		
TransDigm Group*	(8,603)	(899)
Total Aerospace/Defense		(899)
Appliances — (0.4)%		
Whirlpool	(4,340)	(236)
Total Appliances		(236)
Applications Software — (0.1)%		
Salesforce.Com*	(481)	(56)
Total Applications Software		(56)
Building-Residential/Commercial — (0.2)%		
Toll Brothers*	(5,283)	(115)
Total Building-Residential/Commercial		(115)
Coal — (1.0)%		
Alpha Natural Resources*	(8,458)	(170)
Walter Energy	(7,312)	(506)
Total Coal		(676)
Commercial Banks-Western US — (0.4)%		
Bank of Hawaii	(5,543)	(253)
Total Commercial Banks-Western US		(253)

OLD MUTUAL ANALYTIC FUND — concluded

SCHEDULE OF INVESTMENTS

As of January 31, 2012 (Unaudited)

Description	Shares	Value (000)
Computer Services — (0.9)%		
Computer Sciences, Cl B	(21,754)	$ (562)
Total Computer Services		(562)
Diagnostic Kits — (0.4)%		
Alere*	(10,610)	(256)
Total Diagnostic Kits		(256)
E-Commerce/Products — (0.4)%		
Netflix*	(2,218)	(267)
Total E-Commerce/Products		(267)
Electronic Components-Semiconductors — (1.7)%		
MEMC Electronic Materials*	(42,901)	(196)
Rovi*	(28,070)	(901)
Total Electronic Components-Semiconductors		(1,097)
Finance-Leasing Company — (0.5)%		
Air Lease, Cl A*	(13,339)	(337)
Total Finance-Leasing Company		(337)
Footwear & Related Apparel — (0.7)%		
Deckers Outdoor*	(5,612)	(454)
Total Footwear & Related Apparel		(454)
Hotels & Motels — (1.2)%		
Hyatt Hotels, Cl A*	(17,869)	(762)
Total Hotels & Motels		(762)
Medical Products — (1.3)%		
Hospira*	(24,531)	(845)
Total Medical Products		(845)
Medical-Biomedical/Genetics — (2.0)%		
Dendreon*	(36,399)	(494)
Human Genome Sciences*	(52,268)	(515)
Illumina*	(5,936)	(307)
Total Medical-Biomedical/Genetics		(1,316)
Oil Companies-Exploration & Production — (0.2)%		
Range Resources	(2,955)	(170)
Total Oil Companies-Exploration & Production		(170)
Pharmacy Services — (0.3)%		
Catalyst Health Solutions*	(4,020)	(220)
Total Pharmacy Services		(220)
Pipelines — (0.9)%		
Spectra Energy	(18,025)	(568)
Total Pipelines		(568)
Real Estate Operations/Development — (0.2)%		
Howard Hughes*	(2,802)	(145)
Total Real Estate Operations/Development		(145)

Description	Shares/ Contracts	Value (000)
REITs-Warehouse/Industrial — (1.3)%		
ProLogis	(27,371)	$ (868)
Total REITs-Warehouse/Industrial		(868)
Retirement/Aged Care — (0.4)%		
Brookdale Senior Living, Cl A*	(13,895)	(245)
Total Retirement/Aged Care		(245)
Telecommunications Equipment — (0.8)%		
Tellabs	(145,588)	(553)
Total Telecommunications Equipment		(553)
Telecommunications Equipment-Fiber Optics — (1.5)%		
Ciena*	(66,627)	(969)
Total Telecommunications Equipment-Fiber Optics		(969)
Transportation-Marine — (1.8)%		
Teekay	(42,240)	(1,158)
Total Transportation-Marine		(1,158)
Web Hosting/Design — (0.6)%		
Equinix*	(3,310)	(397)
Total Web Hosting/Design		(397)
Total Securities Sold Short (Proceeds received $(13,695))		(13,424)
Written Option Contracts — (3.0)%		
Call Options — (2.9)%		
S&P 100 Index February 2012, 100 Call Strike Price: $560	(450)	(1,517)
S&P 500 Index February 2012, 100 Call Strike Price: $275	(75)	(331)
S&P 500 Index February 2012, 100 Call Strike Price: $390	(185)	(9)
Total Call Options		(1,857)
Put Option — (0.1)%		
S&P 500 Index February 2012, 100 Put Strike Price: $320	(40)	(91)
Total Put Option		(91)
Total Written Option Contracts (Proceeds received $(2,194))		(1,948)
Other Assets and Liabilities, Net — 0.1%		58
Total Net Assets— 100.0%		$65,151

For descriptions of abbreviations and footnotes, please refer to page 27.

Other Information:

The Old Mutual Analytic Fund invested in various derivative instruments during the six-month period ended January 31, 2012. The primary type of risk associated with these derivative instruments is equity risk. Refer to Note 2 in the Notes to Financial Statements for further discussion about these risks and the objectives for utilizing derivative instruments. The effects of these derivative instruments on the Fund's financial position and financial performance as reflected in the Statement of Assets and Liabilities and Statement of Operations are presented in the tables below.

The fair value of derivative instruments and location on the Statement of Assets and Liabilities as of January 31, 2012 by risk category (000):

| | Liability Derivatives | |
Derivatives not designated as hedging instruments, carried at fair value	Statement of Asset and Liabilities Location	Fair Value
Equity Contracts	Written Option Contracts, at Value	$(1,948)
Total		$(1,948)

The effects of derivative instruments on the Statement of Operations for the six-month period ended January 31, 2012 are as follows (000):

Amount of Realized Gain or (Loss) on Derivatives Recognized in Income			
Derivatives not designated as hedging instruments, carried at fair value	Purchased Option Contracts	Written Option Contracts	Total
Equity Contracts	$(89)	$2,262	$2,173
Total	$(89)	$2,262	$2,173

Change in Unrealized Appreciation or (Depreciation) on Derivatives Recognized in Income	
Derivatives not designated as hedging instruments, carried at fair value	Written Option Contracts
Equity Contracts	$14
Total	$14

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used as of January 31, 2012 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Common Stock	$78,900	$—	$—	$78,900
Affiliated Mutual Fund	1,565	—	—	1,565
Securities Sold Short				
Securities Sold Short	(13,424)	—	—	(13,424)
Other Financial Instruments				
Written Option Contracts	(1,948)	—	—	(1,948)
Total Investments	$65,093	$—	$—	$65,093

Refer to the "Security Valuation" section of Note 2 for further information.

The accompanying notes are an integral part of the financial statements.

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Copper Rock Capital Partners, LLC

Performance Highlights

- *For the six-month period ended January 31, 2012, the Old Mutual Copper Rock Emerging Growth Fund underperformed its benchmark, the Russell 2500 Growth Index. The Fund's Class A shares posted a -8.31% return at net asset value versus a 0.04% return for the Index.*

- *Stock selection within the energy, materials and telecommunications services sectors contributed most positively to the Fund's performance. Stock selection within the information technology, health care and consumer staples sectors negatively impacted Fund performance.*

- *Among the stocks that contributed positively to Fund performance were SuccessFactors (no longer a Fund holding), HMS Holdings and Roper Industries.*

- *Among the stocks that detracted from Fund performance were Green Mountain Coffee Roasters (no longer a Fund holding), Cooper Companies and Rovi (no longer a Fund holding).*

Q. How did the Fund perform relative to its benchmark?

A. For the six-month period ended January 31, 2012, the Old Mutual Copper Rock Emerging Growth Fund (the "Fund") underperformed its benchmark, the Russell 2500 Growth Index (the "Index"). The Fund's Class A shares posted a -8.31% return at net asset value versus a 0.04% return for the Index. Performance for all share classes can be found on page 14.

Q. What investment environment did the Fund face during the past period?

A. Risk assets were of little consideration during the third quarter of 2011, as investors grew increasingly despondent over the malaise of the global economy and favored bonds over equities. Overseas, debt concerns continued to plague the European banking system and new signs emerged that China would not be able to support its growth — fueling speculation over demand, or lack thereof, for commodities. As a result of this uncertainty, volatility of small-capitalization stocks spiked during August and September.

Following the deep decline in the third quarter, the fourth quarter of 2011 got off to a strong start in October when the small-capitalization market experienced double-digit returns. However, the markets proved to be no calmer. The thriving Chinese economy added to further worry, as investors grew wary of the country's ability to manage a possible real estate bubble, curb inflation, and manage through a possible recession in the Eurozone, its largest trading partner. Once again, macroeconomic factors moved to the forefront, causing correlations to spike to all-time high levels during the month of October. In October alone, stocks with the lowest relative valuations drove returns, and those stocks significantly outperformed stocks with the highest relative valuations. As the quarter progressed, the market environment remained challenging, as value outperformed growth and the spike in correlations made stock selection difficult. During January 2012, the U.S. economy saw signs of improvement and the market was up, but it was led by smaller, slower growth stocks, while quality took a back seat.

Q. Which market factors influenced the Fund's relative performance?

A. The underperformance of the Fund relative to the Index was partially attributable to the highly abnormal set of circumstances during the six-month period. The period was characterized by the pronounced negative market sentiment during the third quarter, mostly as a result of the U.S. credit rating downgrade and heightened concerns over the debt crisis in Europe. In addition, the fourth quarter saw an extreme reversal in the markets during the month of October in particular, resulting in all-time high correlations among small-capitalization stocks. A portion of the underperformance was also attributed to a handful of stocks whose returns were exacerbated further downward by the negative market events during the six-month period.

At the start of 2012, the Fund was positioned with overweight positions in the industrials, information technology and energy sectors, while remaining underweight in the consumer staples and consumer discretionary sectors. In addition, the Fund had meaningful underweight positions in the financials, health care, and materials sectors. Positions in the industrials sector were added as Copper Rock Capital Partners, LLC ("Copper Rock"), the Fund's sub-adviser, identified a mix of secular and unique cyclical names that it believes should do well in a slow growth environment. Within the information technology sector, the Fund was more tilted toward software and software-as-a-service (SaaS) companies, while still owning companies whose technologies are beneficiaries or drivers of the mobility and cloud computing themes. The underweight in health care was widened due to the Fund being underweight the biotechnology and pharmaceutical sectors. Copper Rock continued to find health care information technology attractive for the opportunities resulting from the health care legislation, but recognized that the sector overall faces a regulatory and policy headwind in light of the 2012 presidential election.

Q. How did portfolio composition affect relative Fund performance?

A. For the six-month period, stock selection within the energy, materials and telecommunications services sectors contributed most positively to the Fund's performance. On the downside, stock selection within the information technology, health care and consumer staples sectors negatively impacted Fund performance.

Among the stocks that contributed positively to Fund performance were SuccessFactors (no longer a Fund holding), HMS Holdings and Roper Industries. SuccessFactors, a provider of cloud-based software solutions, was acquired by SAP, positively impacting the company's stock. As a result, the Fund added to its position. HMS Holdings, a service provider for government and private health-care payers and sponsors, benefited from the company's acquisition of HealthDataInsights, one of four primary companies involved in Medicare cost containment. With an already strong presence in the Medicaid recovery market, this acquisition is anticipated to provide HMS Holdings with a substantial cross-selling opportunity. Roper Industries, a diversified technology company, also saw its stock price increase as a result of its strong quarterly earnings.

On the other side of the equation, among the stocks that detracted from Fund performance were Green Mountain Coffee Roasters (no longer a Fund holding), Cooper Companies and Rovi (no longer a Fund holding). Green Mountain Coffee Roasters, a producer of specialty coffees and coffeemakers, came under pressure when a hedge fund questioned accounting practices that had already been resolved. More importantly, the company missed its fourth-quarter sales expectations and the stock moved significantly lower. Cooper Companies, a global medical products company, was a significant detractor during the period. The company's stock was punished in the early part of the fourth quarter when a recall for one of its contact lens products, which accounted for less than 1% of sales, spread to a limited recall on a product line totaling close to 20% of sales. Rovi, a digital entertainment technology company, missed its earnings estimates in the third quarter of 2011 as declines in the company's legacy business were deeper than previously thought and installations took longer to occur.

Q. What is the investment outlook for the small-capitalization growth market?

A. As Copper Rock has consistently stated, it believes it is important to remain patient with the Fund's execution and move forward with its fundamentals-first approach to identifying attractive growth stocks that Copper Rock believes will deliver superior earnings growth. Copper Rock notes it is already witnessing a modestly recovering U.S. economy, coupled with more positive leading indicators. Copper Rock believes small-capitalization companies, in general, are well positioned with low inventories and surplus cash. And, while there is not a lot of active hiring, Copper Rock feels that many companies — particularly small-capitalization companies — are managing costs well, and that high-quality companies with strong management teams are focused on increasing margins. Though challenges exist, in part due to political rhetoric and the upcoming election, Copper Rock believes the abnormal market conditions seen during the period under review will be short-lived, and investors will become more encouraged to focus on fundamentals rather than sentiment to drive stock returns.

Top Ten Holdings *as of January 31, 2012*	
Roper Industries	2.4%
AMETEK	2.4%
TransDigm Group	2.2%
HMS Holdings	2.1%
Affiliated Managers Group	2.1%
SXC Health Solutions	1.9%
VeriFone Systems	1.9%
WESCO International	1.8%
Gardner Denver	1.8%
Zoll Medical	1.8%
As a % of Total Fund Investments	20.4%

OLD MUTUAL COPPER ROCK EMERGING GROWTH FUND — continued

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of January 31, 2012

	Inception Date[1]	6 Month Return	1 Year Return	Annualized 5 Year Return	Annualized Inception to Date
Class A with load	07/29/05	(13.57)%	(4.21)%	(1.08)%	1.85%
Class A without load	07/29/05	(8.31)%	1.64%	0.10%	2.78%
Class Z	12/09/05	(8.18)%	1.89%	0.33%	2.45%
Institutional Class	07/29/05	(8.16)%	2.04%	0.56%	3.23%
Russell 2500 Growth Index	07/29/05	0.04%	4.83%	3.77%	5.64%

Past performance is not a guarantee of future results. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative index can be found on pages 1 and 2.

Class A shares have a current maximum initial sales charge of 5.75%. Class A share purchases of $1 million or more, which were purchased without an initial sales charge, may be subject to a CDSC of 1.00% if redeemed within twelve months of the date of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and total annual operating expenses after fee waivers and/or expense reimbursement you may pay as an investor in the Fund's Class A, Class Z and Institutional Class shares (as reported in the November 23, 2011 prospectus) are 2.13% and 1.67%; 1.46% and 1.42%; and 1.20% and 1.22%, respectively.

[1] The inception date of each share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date the share classes were available for sale to shareholders was 08/01/05 for Class A and Institutional Class, and 12/16/05 for Class Z.

Fund Performance



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class A and Institutional Class shares on the inception date of 7/29/05 to an investment made in unmanaged securities index on that date. Performance for the Fund's Class Z shares will vary due to differences in sales charges and expenses. The performance of the Fund's Class A shares shown in the line graph takes into account the maximum initial sales charge. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of January 31, 2012 — % of Total Fund Investments



Schedule of Investments

As of January 31, 2012 (Unaudited)

Description	Shares	Value (000)
Common Stock — 98.2%		
Aerospace/Defense — 2.2%		
TransDigm Group*	9,257	$ 968
Total Aerospace/Defense		968
Aerospace/Defense-Equipment — 1.6%		
BE Aerospace*	16,768	708
Total Aerospace/Defense-Equipment		708
Airlines — 0.7%		
Alaska Air Group*	3,913	298
Total Airlines		298
Applications Software — 0.7%		
NetSuite*	6,787	284
Total Applications Software		284
Auto Repair Centers — 0.6%		
Monro Muffler Brake	6,637	278
Total Auto Repair Centers		278
Chemicals-Diversified — 0.8%		
FMC	3,935	365
Total Chemicals-Diversified		365
Chemicals-Specialty — 1.7%		
Albemarle	11,281	726
Total Chemicals-Specialty		726
Commercial Banks-Eastern US — 1.6%		
Signature Bank*	12,048	701
Total Commercial Banks-Eastern US		701
Commercial Services — 4.3%		
Acacia Research - Acacia Technologies*	17,153	706
ExlService Holdings*	10,277	248
HMS Holdings*	27,516	908
Total Commercial Services		1,862
Commercial Services-Finance — 2.0%		
Heartland Payment Systems	22,466	539
Wright Express*	5,660	310
Total Commercial Services-Finance		849
Computer Services — 0.8%		
Manhattan Associates*	7,455	327
Total Computer Services		327
Computers-Integrated Systems — 4.1%		
Micros Systems*	13,712	682
NCR*	25,067	469
Riverbed Technology*	17,935	429
Teradata*	3,915	210
Total Computers-Integrated Systems		1,790

Description	Shares	Value (000)
Consulting Services — 1.2%		
Gartner*	13,988	$ 530
Total Consulting Services		530
Data Processing/Management — 1.1%		
CommVault Systems*	9,851	463
Total Data Processing/Management		463
Dental Supplies & Equipment — 0.6%		
Align Technology*	11,548	272
Total Dental Supplies & Equipment		272
Diagnostic Kits — 0.5%		
IDEXX Laboratories*	2,342	198
Total Diagnostic Kits		198
Distribution/Wholesale — 3.1%		
MWI Veterinary Supply*	6,850	538
WESCO International*	12,584	791
Total Distribution/Wholesale		1,329
Electric Products-Miscellaneous — 2.4%		
AMETEK	22,128	1,040
Total Electric Products-Miscellaneous		1,040
Electronic Components-Semiconductors — 1.4%		
Ceva*	11,801	319
Semtech*	10,222	291
Total Electronic Components-Semiconductors		610
Electronic Design Automation — 1.0%		
Cadence Design Systems*	42,551	449
Total Electronic Design Automation		449
Electronic Measuring Instruments — 1.1%		
Trimble Navigation*	9,992	468
Total Electronic Measuring Instruments		468
Engineering/R&D Services — 0.5%		
Mistras Group*	9,842	222
Total Engineering/R&D Services		222
Enterprise Software/Services — 1.6%		
Qlik Technologies*	11,227	317
Ultimate Software Group*	5,667	378
Total Enterprise Software/Services		695
Filtration/Separation Products — 0.7%		
Polypore International*	8,135	310
Total Filtration/Separation Products		310
Finance-Consumer Loans — 1.0%		
Portfolio Recovery Associates*	6,503	422
Total Finance-Consumer Loans		422

SCHEDULE OF INVESTMENTS

AS OF JANUARY 31, 2012 (UNAUDITED)

Description	Shares	Value (000)
Finance-Other Services — 2.2%		
Higher One Holdings*	15,757	$ 267
MarketAxess Holdings	22,519	699
Total Finance-Other Services		966
Food-Miscellaneous/Diversified — 0.5%		
Hain Celestial Group*	5,861	226
Total Food-Miscellaneous/Diversified		226
Food-Retail — 0.4%		
Fresh Market*	3,905	168
Total Food-Retail		168
Hazardous Waste Disposal — 1.6%		
Clean Harbors*	10,693	678
Total Hazardous Waste Disposal		678
Home Furnishings — 1.3%		
Tempur-Pedic International*	8,146	543
Total Home Furnishings		543
Human Resources — 0.7%		
Team Health Holdings*	15,196	313
Total Human Resources		313
Industrial Gases — 1.6%		
Airgas	8,992	710
Total Industrial Gases		710
Internet Content-Entertainment — 0.5%		
Pandora Media*	17,354	229
Total Internet Content-Entertainment		229
Investment Management/Advisor Services — 2.1%		
Affiliated Managers Group*	8,838	888
Total Investment Management/Advisor Services		888
Machinery-Electrical — 0.8%		
Franklin Electric Co.	6,653	333
Total Machinery-Electrical		333
Machinery-General Industry — 5.0%		
Chart Industries*	5,865	327
Gardner Denver	10,378	774
Roper Industries	11,307	1,056
Total Machinery-General Industry		2,157
Medical Information Systems — 0.7%		
athenahealth*	5,170	301
Total Medical Information Systems		301

Description	Shares	Value (000)
Medical Products — 2.8%		
Cooper	6,289	$ 453
Zoll Medical*	11,283	774
Total Medical Products		1,227
Medical-Generic Drugs — 0.3%		
Perrigo	1,139	109
Total Medical-Generic Drugs		109
Medical-Outpatient/Home Medicine — 1.2%		
Air Methods*	6,320	533
Total Medical-Outpatient/Home Medicine		533
Metal Processors & Fabricators — 1.2%		
Haynes International	8,326	506
Total Metal Processors & Fabricators		506
Multilevel Direct Selling — 1.0%		
Nu Skin Enterprises, Cl A	8,433	421
Total Multilevel Direct Selling		421
Networking Products — 1.1%		
Netgear*	12,508	498
Total Networking Products		498
Oil Companies-Exploration & Production — 4.4%		
Cabot Oil & Gas	9,550	305
Energy XXI Bermuda*	12,231	402
Oasis Petroleum*	19,869	670
Rosetta Resources*	10,991	528
Total Oil Companies-Exploration & Production		1,905
Oil-Field Services — 3.3%		
CARBO Ceramics	2,630	256
Core Laboratories	3,020	321
Oceaneering International	8,901	432
Oil States International*	5,393	430
Total Oil-Field Services		1,439
Pharmacy Services — 2.8%		
Catalyst Health Solutions*	6,788	372
SXC Health Solutions*	13,115	827
Total Pharmacy Services		1,199
Physician Practice Management — 0.8%		
Mednax*	4,854	346
Total Physician Practice Management		346
Recreational Vehicles — 0.9%		
Polaris Industries	6,116	394
Total Recreational Vehicles		394

Description	Shares	Value (000)
Rental Auto/Equipment — 1.5%		
Avis Budget Group*	27,424	$ 393
United Rentals*	6,195	237
Total Rental Auto/Equipment		630
Retail-Apparel/Shoe — 3.7%		
DSW, Cl A	9,314	465
Express*	8,430	183
Genesco*	4,924	301
PVH	4,629	357
Vera Bradley*	7,808	280
Total Retail-Apparel/Shoe		1,586
Retail-Gardening Products — 1.5%		
Tractor Supply	7,824	632
Total Retail-Gardening Products		632
Retail-Perfume & Cosmetics — 0.6%		
Ulta Salon Cosmetics & Fragrance*	3,574	272
Total Retail-Perfume & Cosmetics		272
Retail-Pet Food & Supplies — 1.3%		
PetSmart	10,903	580
Total Retail-Pet Food & Supplies		580
Retail-Restaurants — 2.1%		
BJ's Restaurants*	10,470	524
Panera Bread, Cl A*	2,541	377
Total Retail-Restaurants		901
Retail-Sporting Goods — 1.4%		
Dick's Sporting Goods	14,325	590
Total Retail-Sporting Goods		590
Retail-Vitamins/Nutrient Supplements — 1.1%		
Vitamin Shoppe*	11,168	477
Total Retail-Vitamins/Nutrient Supplements		477
Seismic Data Collection — 0.8%		
OYO Geospace*	3,952	348
Total Seismic Data Collection		348
Semiconductor Components-Integrated Circuits — 0.6%		
Linear Technology	8,456	282
Total Semiconductor Components-Integrated Circuits		282
Semiconductor Equipment — 0.9%		
Teradyne*	22,593	369
Total Semiconductor Equipment		369

Description	Shares	Value (000)
Transactional Software — 5.3%		
ACI Worldwide*	17,850	$ 542
Solera Holdings	5,348	255
Synchronoss Technologies*	20,550	687
VeriFone Systems*	19,362	827
Total Transactional Software		2,311
Transportation-Rail — 1.0%		
Genesee & Wyoming, Cl A*	6,924	430
Total Transportation-Rail		430
Vitamins & Nutrition Products — 1.2%		
Herbalife	8,759	507
Total Vitamins & Nutrition Products		507
Wireless Equipment — 0.7%		
Aruba Networks*	12,973	287
Total Wireless Equipment		287
Total Common Stock (Cost $35,279)		**42,455**
Investment Company — 2.0%		
Growth-Mid Cap — 1.3%		
iShares Russell Midcap Growth Index Fund	9,682	572
Total Growth-Mid Cap		572
Growth-Small Cap — 0.7%		
iShares Russell 2000 Growth Index Fund	3,423	310
Total Growth-Small Cap		310
Total Investment Company (Cost $873)		**882**
Affiliated Mutual Fund — 0.2%		
Old Mutual Cash Reserves Fund, Institutional Class, 0.00% (A)	82,207	82
Total Affiliated Mutual Fund (Cost $82)		**82**
Total Investments — 100.4% (Cost $36,234)		**43,419**
Other Assets and Liabilities, Net — (0.4)%		**(162)**
Total Net Assets — 100.0%		**$43,257**

For descriptions of abbreviations and footnotes, please refer to page 27.

SCHEDULE OF INVESTMENTS

AS OF JANUARY 31, 2012 (UNAUDITED)

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used as of January 31, 2012 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Common Stock	$42,455	$—	$—	$42,455
Investment Company	882	—	—	882
Affiliated Mutual Fund	82	—	—	82
Total Investments	$43,419	$—	$—	$43,419

Refer to the "Security Valuation" section of Note 2 for further information.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL INTERNATIONAL EQUITY FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Acadian Asset Management LLC

Q. How did the Fund perform relative to its benchmark?

A. For the six-month period ended January 31, 2012, the Old Mutual International Equity Fund (the "Fund") outperformed its benchmark, the MSCI EAFE Index (the "Index"). The Fund's Class A shares posted a -8.98% return at net asset value versus a -10.42% return for the Index. Performance for all share classes can be found on page 21.

Q. What investment environment did the Fund face during the past period?

A. As macroeconomic events continued to drive international equity returns, the six-month period saw large swings in market volatility. The first two months of the reporting period in particular were tumultuous, with equity markets around the world posting sharp losses amid apprehension about a Greek default, mounting fears of potential weakness in Europe's banking system, and a sense of generally deteriorating economic conditions worldwide.

The ensuing months saw a moderation of 2011's generally downward trajectory, with many markets gaining ground. Investors perceived some hopeful economic signals in the U.S., and responded positively to Europe's moves on liquidity injections and greater fiscal integration. Some uncertainty persisted, however, with ongoing concerns about (1) the sustainability of growth, given the complexity of the European debt crisis, (2) uncertainty relating to China, and (3) unexpected events such as the widespread flooding in Thailand, which along with a strong yen helped jeopardize Japan's precarious recovery.

Q. Which market factors influenced the Fund's relative performance?

A. The Fund outperformed the Index for the trailing six-month period, as solid gains from stock selection offset losses from country allocations. Stock selection was most successful in Japan, which contributed to the majority of value added for the Fund overall. Within Japan, holdings in the capital goods industry added the most value as industrial output continued to stage a steady recovery during the period following the country's natural and nuclear disasters in March 2011. There was also some moderate value added from the Fund's selections in Germany, France and the United Kingdom, with energy and financial stocks among the top contributors in these markets. Though oil prices pulled back during the third quarter of 2011, they recovered to end the period close to $100 a barrel.

As noted previously, country allocations were negative for active return. In particular, the Fund lost value from its overweight positioning in Japan, France and Greece, as well as a market underweight in the United Kingdom and an active allocation to Canada.

Q. How did portfolio composition affect Fund performance?

A. Among the individual stocks that contributed to Fund performance were Westpac Banking, Fortescue Metals Group and Barclays. Westpac Banking, a banking organization in Australia and New Zealand, re-launched their Bank of Melbourne brand in July 2011, which further strengthened the company's multi-brand strategy. Westpac Banking also reported an increase in net profits for their fiscal year ending September 30, 2011, reflecting in part the previously announced impact of a tax-consolidation adjustment from the St. George merger in 2008. Fortescue Metals Group, an iron ore producer in Australia, reported an increase in net profits for the six-month period ending December 31, 2011, which was more than double the amount for the same period in 2010. Barclays, a global financial services provider, saw its earnings rise in the third quarter of 2011, which was helped in part by lower provisions for bad loans. The company also cut jobs and costs in an effort to improve shareholder returns.

Performance Highlights

- For the six-month period ended January 31, 2012, the Old Mutual International Equity Fund outperformed its benchmark, the MSCI EAFE Index. The Fund's Class A shares posted a -8.98% return at net asset value versus a -10.42% return for the Index.

- Stock selection was most successful in Japan, which contributed to the majority of value added for the Fund overall. Moderate value was also added from the Fund's selections in Germany, France and the United Kingdom. Country allocations were negative for active return.

- Among the individual stocks that contributed to Fund performance were Westpac Banking, Fortescue Metals Group and Barclays.

- Among the top detractors from Fund performance were BNP Paribas, Enel and OPAP.

Management Overview (Unaudited)

Sub-Adviser: Acadian Asset Management LLC

Top Ten Holdings as of January 31, 2012	
Royal Dutch Shell, Cl A	4.3%
BHP Billiton	3.0%
Total	2.8%
AstraZeneca (GBP)	2.8%
Roche Holding	2.7%
BP	2.6%
Nippon Telegraph & Telephone	2.3%
Rio Tinto	2.3%
BASF	2.3%
Mitsubishi UFJ Financial Group	2.3%
As a % of Total Fund Investments	27.4%

Among the top detractors from Fund performance were BNP Paribas, Enel and OPAP. BNP Paribas, a banking group based in France, saw its stock decline in August 2011 alongside other European banks amid concerns that lenders will face funding challenges as the region's debt crisis continues to stifle economic growth. The stock saw further losses in September on reports that its rating may be cut by Moody's Investors Service amid concerns over the company's holdings of Greek sovereign debt. Enel, an electricity operator in Italy, reported it would be forced to evaluate dividends and investments to meet its debt-reduction goals after the government raised taxes on energy companies, which sent shares lower in the fourth quarter of 2011. OPAP, a gambling company in Europe, saw its shares dip in November 2011 after the company's third-quarter profits fell 16%, as Greek gamblers spent less on betting amid the recent austerity measures.

Q. What is the investment outlook for international stocks?

A. As the macroeconomic picture continues to be uncertain, particularly in Europe, Acadian Asset Management LLC ("Acadian"), the Fund's sub-adviser, expects that investors in turn will continue to swing between return-chasing and risk-avoiding behavior in the months ahead. Acadian believes more negative news is possible in the form of slowing growth in key economies, further signs of weakness in the European banking system, or new sovereign downgrades.

Acadian notes a key risk to global markets is the likelihood of a downturn in Europe in the near term, as financial market turmoil and austerity measures across the region weigh on economic activity. Adding to this is the major concern of bank deleveraging, with a potential credit crunch in the region potentially deepening the impact of a recession both locally and globally. Japan's economy is also vulnerable to macro events around the globe. Acadian believes the effects of yen strength, softer demand for exports, and weak stock prices could dampen economic activity going forward.

Given the likelihood that major central banks will pursue accommodative monetary policy well into 2012, Acadian believes that despite elevated market uncertainty, investors will continue to turn to equities as one of the few sources of significant potential return. It is also important to consider that equity markets generally rise in anticipation of economic recovery. Looking ahead, Acadian notes if a rally can build — encouraged by definitive signs that Europe's crisis is on the mend, or that the U.S. economy is strengthening more quickly than anticipated — strong asset flows into global equities could be on the horizon.

Performance and Portfolio Summary (Unaudited)

Average Annual Total Returns as of January 31, 2012

	Inception Date	6 Month Return	1 Year Return	5 Year Return	Annualized Inception to Date
Class A with load	12/30/05	(14.18)%	(13.40)%	(7.07)%	(2.04)%
Class A without load	12/30/05	(8.98)%	(8.10)%	(5.96)%	(1.08)%
Class Z	12/30/05	(8.89)%	(7.92)%	(5.73)%	(0.84)%
Institutional Class	12/30/05	(8.75)%	(7.67)%	(5.49)%	(0.59)%
MSCI EAFE Index	12/30/05	(10.42)%	(9.59)%	(3.85)%	0.73%

Past performance is not a guarantee of future results. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative index can be found on pages 1 and 2.

Class A shares have a current maximum initial sales charge of 5.75%. Class A share purchases of $1 million or more, which were purchased without an initial sales charge, may be subject to a CDSC of 1.00% if redeemed within twelve months of the date of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and total annual operating expenses after fee waivers and/or expense reimbursement you may pay as an investor in the Fund's Class A, Class Z and Institutional Class shares (as reported in the November 23, 2011 prospectus) are 6.85% and 1.52%; 4.65% and 1.27%; and 1.45% and 1.02%, respectively.

Fund Performance



Past performance is not a guarantee of future results. The graph above compares an investment made in each of the Fund's share classes on the inception date of 12/30/05 to an investment made in an unmanaged securities index on that date. The performance of the Fund's Class A shares shown in the line graph takes into account the maximum initial sales charge. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Country Weightings as of January 31, 2012 — % of Total Fund Investments



21

Old Mutual International Equity Fund — continued

Schedule of Investments

As of January 31, 2012 (Unaudited)

Description	Shares	Value (000)
Common Stock — 0.2%		
B2B/E-Commerce — 0.0%		
Global Sources*	319	$ 2
Total B2B/E-Commerce		2
Electronic Components-Miscellaneous — 0.2%		
NAM TAI Electronics	10,339	61
Total Electronic Components-Miscellaneous		61
Total Common Stock (Cost $36)		63
Foreign Common Stock — 97.5%		
Australia — 9.1%		
Australia & New Zealand Banking Group	5,321	121
BHP Billiton	18,985	752
Commonwealth Bank of Australia	7,511	404
Fortescue Metals Group	7,474	40
National Australia Bank	9,139	231
Northern Star Resources*	26,943	28
RCR Tomlinson	9,438	16
Rio Tinto	6,590	484
Suncorp Group	699	6
VDM Group*	26,399	1
Wesfarmers	385	12
Westpac Banking	8,426	189
Total Australia		2,284
Austria — 1.2%		
OMV	8,703	286
Telekom Austria	200	2
Voestalpine	127	4
Total Austria		292
Belgium — 0.2%		
Euronav*	40	—
Recticel	7,070	49
Total Belgium		49
Canada — 0.0%		
QLT*	153	1
Suncor Energy	200	7
Total Canada		8
China — 0.0%		
Sinocom Software Group	88,000	8
SunVic Chemical Holdings	1,000	—
Total China		8
Cyprus — 0.1%		
Bank of Cyprus Public	38,136	38
Total Cyprus		38
Denmark — 3.1%		
AP Moller - Maersk, Cl B	65	480
NOVO Nordisk A/S, Cl B	2,527	300
Total Denmark		780

Description	Shares	Value (000)
Finland — 1.7%		
Digia	3,602	$ 14
Nokia	35,861	180
Stora Enso, Cl R	31,356	224
Total Finland		418
France — 6.9%		
AXA	17,317	264
BNP Paribas	5,922	252
Cegid Group	578	12
Etam Developpement*	427	8
France Telecom	370	6
LDC	91	10
Linedatarvices	1,290	15
Parrot*	1,897	51
Tessi	8	1
Total	13,169	698
Vivendi	19,830	416
Total France		1,733
Germany — 6.2%		
Amadeus Fire	1,154	45
BASF	7,339	566
Bavaria Industriekapital	651	11
Bayer	7,615	535
Bayerische Motoren Werke	895	77
Cewe Color Holding	836	36
Freenet	62	1
Infineon Technologies	33,656	308
Total Germany		1,579
Greece — 0.6%		
OPAP	15,137	155
Total Greece		155
Hong Kong — 3.1%		
Alco Holdings	12,217	4
Champion Technology Holdings	6,316,000	80
CLP Holdings	500	4
Dickson Concepts International	19,000	11
DMX Technologies Group*	38,000	8
Hongkong Land Holdings	1,000	5
Hutchison Whampoa	28,000	266
Jardine Strategic Holdings	8,500	265
Kantone Holdings	60,000	1
Keckng Investments	24,900	10
Luen Thai Holdings	137,000	11
Next Media*	246,000	22
Pacific Textile Holdings	100,000	62
Victory City International Holdings	228,000	23
Wing On Co. International	7,000	14
Wuling Motors Holdings	20,000	1
Total Hong Kong		787

Description	Shares	Value (000)
Italy — 1.8%		
Banca Popolare dell'Emilia Romagna	169	$ 1
Delclima*	2,558	2
De'Longhi	2,558	25
Enel	101,992	418
Exor	26	1
Milano Assicurazioni*	521	—
Total Italy		447
Japan — 25.9%		
Airport Facilities	3,900	18
Alfresa Holdings	200	9
Arc Land Sakamoto	2,000	37
Asahi Kogyosha	2,000	9
Bando Chemical Industries	8,000	30
Belluna	7,550	60
Chubu Steel Plate	300	2
Coca-Cola Central Japan	6,000	80
CTI Engineering	2,600	17
Daihatsu Diesel Manufacturing	4,000	20
Daihatsu Motor	10,000	193
Dainippon Sumitomo Pharma	22,300	258
Daito Trust Construction	4,000	378
Daiwa House Industry	27,000	342
EDION	13,100	103
Faith	1,381	170
Fields	8	12
F-Tech	2,000	26
Fuji Soft	700	14
Fujimori Kogyo	1,400	21
Fujitsu Broad Solution & Consulting	1,100	11
Fujitsu Frontech	1,100	7
FuKoKu	1,600	15
Fukuda Denshi	1,300	40
Fuso Chemical	500	14
Gamecard-Joyco Holdings	3,300	59
Happinet	3,200	29
Haruyama Trading	1,500	8
Haseko*	500	—
Hazama*	26,300	79
Heiwa	4,000	72
Hi-LEX	1,600	26
Hitachi	59,000	328
Hokkaido Coca-Cola Bottling	2,000	10
Hokkan Holdings	4,000	12
H-One	3,600	26
Imasen Electric Industrial	884	11
IMI	600	12
IT Holdings	11,800	145
J Trust	10,700	100
JMS	3,000	10
Kamei	3,000	34
Kasai Kogyo	10,000	53
Kawasumi Laboratories	10,000	60
Koike Sanso Kogyo	6,000	16
Kojima	7,400	50
Komatsu Seiren	10,000	47

Description	Shares	Value (000)
Japan — continued		
Konishi	1,000	$ 15
KRS	800	9
Kyodo Printing	4,000	11
Mikuni Coca-Cola Bottling	600	5
Mimasu Semiconductor Industry	1,500	14
Mitani	500	7
Mitsubishi UFJ Financial Group	121,700	562
Mitsui High-Tec*	2,400	10
Mitsui Home	2,000	11
Namura Shipbuilding	26,500	106
Nichireki	12,000	67
NIFTY	59	72
Nihon Plast	1,200	9
Nihon Yamamura Glass	1,000	3
Nippo	15,000	168
Nippon Antenna	1,100	8
Nippon Road	13,000	56
Nippon Steel	700	2
Nippon Steel Trading	1,000	3
Nippon Telegraph & Telephone	11,500	577
NIS Group*	24,600	1
Nissan Motor	35,300	334
Nisshin Fudosan	5,600	34
Nisshin Sugar Holdings*	700	14
Nojima	3,528	28
Nuflare Technology	14	52
Obayashi Road	31,000	104
Pacific Industrial	4,000	19
Piolax	2,800	66
Raysum*	3	—
Relo Holdings	2,300	63
Riken Technos	3,000	9
Saison Information Systems	1,600	22
Sanyo Housing Nagoya	30	31
Seria	1	5
Shidax	5,000	24
Shinsho	2,000	5
Soken Chemical & Engineering	700	7
Studio Alice	12,900	200
Sumikin Bussan	2,000	6
Suncall	4,000	18
T&K Toka	400	5
Takagi Securities*	2,000	2
Tokai	1,600	36
Tokyu Construction	10,170	28
Totetsu Kogyo	29,000	299
Unipres	5,000	156
Usen*	15,940	10
Watabe Wedding	3,377	32
Yachiyo Bank	300	7
Yachiyo Industry	1,400	8
Yamato International	2,000	10
Yasunaga	2,100	15
Yellow Hat	2,700	43
Zojirushi	18,000	63
Total Japan		6,544

OLD MUTUAL INTERNATIONAL EQUITY FUND — continued

SCHEDULE OF INVESTMENTS

AS OF JANUARY 31, 2012 (UNAUDITED)

Description	Shares	Value (000)
Netherlands — 7.0%		
EADS	12,809	$ 431
ING Groep*	27,517	251
PostNL	53	–
Royal Dutch Shell, Cl A	30,188	1,074
TNT Express	53	–
Total Netherlands		1,756
New Zealand — 0.0%		
Sky Network Television	210	1
Total New Zealand		1
Norway — 1.6%		
Statoil	16,349	412
Total Norway		412
Portugal — 0.0%		
Novabase SGPS	1,941	5
Total Portugal		5
Singapore — 4.7%		
DBS Group Holdings	46,000	494
Elec & Eltek International	9,745	26
Golden Agri-Resources	229,000	133
GP Batteries International	5,000	4
Great Eastern Holdings	2,000	21
Jardine Cycle & Carriage	10,526	429
Lian Beng Group	266,000	79
QAF	7,000	4
Total Singapore		1,190
Spain — 0.6%		
Endesa*	7,162	141
Total Spain		141
Sweden — 3.3%		
Saab, Cl B	18,784	402
Volvo, Cl B	32,485	422
Total Sweden		824
Switzerland — 5.3%		
Advanced Digital Broadcast Holdings	2,822	29
Bell Holding	28	52
Clariant*	418	5
Emmi	1,123	233
Nestle	6,172	354
Roche Holding	3,889	660
Total Switzerland		1,333

Description	Shares	Value (000)
United Kingdom — 15.1%		
AstraZeneca (GBP)	14,220	$ 685
AstraZeneca (SEK)	317	15
Barclays	63,379	212
Berendsen	31,578	229
BHP Billiton	2,488	84
BP ADR	4,619	212
BP	85,082	640
British Polythene Industries	2,378	14
Character Group	242	—
Dart Group	40,418	40
Hilton Food Group	1,087	4
HSBC Holdings	65,449	547
Imperial Tobacco Group	15,154	543
Legal & General Group	2,142	4
Rio Tinto	9,398	566
Standard Life	1,658	6
Tribal Group	14,443	15
Vitec Group	162	1
Total United Kingdom		3,817
Total Foreign Common Stock (Cost $22,651)		24,601
Rights — 0.00%		
Cyprus — 0.00%		
Bank of Cyprus Public* (C)	38,136	—
Total Cyprus		—
Total Rights (Cost $–)		—
Affiliated Mutual Fund — 0.2%		
Old Mutual Cash Reserves Fund, Institutional Class, 0.00% (A)	50,208	50
Total Affiliated Mutual Fund (Cost $50)		50
Total Investments — 97.9% (Cost $22,737)		24,714
Other Assets and Liabilities, Net — 2.1%		531
Total Net Assets — 100.0%		$ 25,245

For descriptions of abbreviations and footnotes, please refer to page 27.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities

Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used as of January 31, 2012 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Common Stock	$ 63	$ —	$—	$ 63
Foreign Common Stock				
Australia	—	2,284	—	2,284
Austria	—	292	—	292
Belgium	—	49	—	49
Canada	8	—	—	8
China	—	8	—	8
Cyprus	—	38	—	38
Denmark	—	780	—	780
Finland	—	418	—	418
France	—	1,733	—	1,733
Germany	—	1,579	—	1,579
Greece	—	155	—	155
Hong Kong	—	787	—	787
Italy	—	447	—	447
Japan	—	6,544	—	6,544
Netherlands	—	1,756	—	1,756
New Zealand	—	1	—	1
Norway	—	412	—	412
Portugal	—	5	—	5
Singapore	—	1,190	—	1,190
Spain	—	141	—	141
Sweden	—	824	—	824
Switzerland	—	1,333	—	1,333
United Kingdom	—	3,817	—	3,817
Rights	—	—	—	—
Affiliated Mutual Fund	50	—	—	50
Total Investments	$121	$24,593	$—	$24,714

OLD MUTUAL INTERNATIONAL EQUITY FUND — concluded

SCHEDULE OF INVESTMENTS

AS OF JANUARY 31, 2012 (UNAUDITED)

Foreign securities traded in countries outside the Western Hemisphere are fair valued daily by utilizing quotations of an independent pricing service and are classified as Level 2. The Fund did not have significant transfers between Level 1 and Level 2 during the reporting period.

Following is a reconciliation of Level 3 assets for which significant unobservable inputs were used in determining fair value (000).

	Foreign Common Stock
Balance as of July 31, 2011	$ 2
Realized gain (loss)	—
Change in unrealized appreciation (depreciation)	—
Accrued discounts/premiums	—
Purchases	—
Sales	—
Transfers in and/or out of Level 3	(2)
Balance as of January 31, 2012	$—

The information used in the above reconciliation represents fiscal year to date activity for any investment in securities identified as using Level 3 inputs at either the beginning or the end of the current reporting period. Transfers in and/or out of Level 3 represent either the beginning value (for transfers in), or the ending value (for transfers out) of any security where a change in the input level occurred from the beginning to the end of the reporting period.

Refer to the "Security Valuation" section of Note 2 for further information.

The accompanying notes are an integral part of the financial statements.

Notes to Schedule of Investments

* Non-income producing security.

(A) — Investment is a fund within the Old Mutual family of funds and may be deemed to be under common control as it may share the same Board of Trustees. Old Mutual Capital, Inc. serves as the investment adviser to all affiliated funds. The rate reported represents the 7-day effective yield as of January 31, 2012.

(B) — All or a portion of this security is held as cover for securities sold short or open written option contracts.

(C) — Security fair valued using methods determined in good faith according to procedures adopted by the Valuation Committee designated by the Board of Trustees. On January 31, 2012, the value of this security was $0, representing 0.0% of the net assets of the Old Mutual International Equity Fund.

ADR — American Depositary Receipt
Cl — Class
GBP — British Pound Sterling
HMO — Health Maintenance Organization
R&D — Research and Development
REITs — Real Estate Investment Trusts
SEK — Swedish Krona

Amounts designated as "—" are either $0 or have been rounded to $0.
Cost figures are shown with "000's" omitted.

Statements of Assets & Liabilities (000, excluding shares)

As of January 31, 2012 (Unaudited)

	Old Mutual Analytic Fund	Old Mutual Copper Rock Emerging Growth Fund	Old Mutual International Equity Fund
Assets:			
Investment Securities, at cost	$ 69,150	$ 36,152	$ 22,687
Investment in Affiliated Mutual Fund, at cost	1,565	82	50
Investment Securities, at value	$ 78,900	$ 43,337	$ 24,664
Investment in Affiliated Mutual Fund, at value	1,565	82	50
Cash Deposits held at Prime Broker	170	—	—
Foreign Currency (cost $ —, $ —, $6)	—	—	5
Receivable for Capital Shares Sold	117	—	11
Receivable from Investment Adviser	12	3	19
Receivable for Investment Securities Sold	—	465	560
Receivable for Dividends	62	4	56
Other Assets	3	6	11
Total Assets	80,829	43,897	25,376
Liabilities:			
Payable for Investment Securities Purchased	—	574	77
Payable for Capital Shares Redeemed	149	7	—
Written Option Contracts, at Value, (Proceeds received of $2,194, $ —, $ —)	1,948	—	—
Securities Sold Short, at Value (Proceeds received of $13,695, $ —, $ —)	13,424	—	—
Payable for Administration Fees	6	4	2
Payable for Distribution & Service Fees	3	—	—
Payable for Management Fees	48	33	21
Payable to Custodian	14	—	—
Payable for Trustees' Fees	1	1	1
Accrued Expenses	85	21	30
Total Liabilities	15,678	640	131
Net Assets	$ 65,151	$ 43,257	$ 25,245
Net Assets:			
Paid-in Capital ($0.001 par value, unlimited authorization)	$ 210,647	$ 41,737	$ 66,617
Undistributed (Distributions in Excess of) Net Investment Income/(Accumulated Net Investment Loss)	(96)	(224)	(27)
Accumulated Net Realized Loss on Investments, Securities Sold Short, Written Options, and Foreign Currency Transactions	(155,667)	(5,441)	(43,321)
Net Unrealized Appreciation on Investments, Securities Sold Short, Written Options, and Foreign Currency Transactions	10,267	7,185	1,976
Net Assets	$ 65,151	$ 43,257	$ 25,245
Net Assets – Class A	$ 19,779	$ 2,408	$ 258
Net Assets – Class C	12,640	N/A	N/A
Net Assets – Class Z	32,730	7,694	494
Net Assets – Institutional Class	2	33,155	24,493
Outstanding Shares of Beneficial Interest – Class A	1,877,937	215,903	31,237
Outstanding Shares of Beneficial Interest – Class C	1,259,669	N/A	N/A
Outstanding Shares of Beneficial Interest – Class Z	3,069,153	678,877	59,716
Outstanding Shares of Beneficial Interest – Institutional Class	169	2,886,923	2,961,202
Net Asset Value and Redemption Price Per Share – Class A^	$ 10.53	$ 11.15	$ 8.26
Maximum Offering Price Per Share Class A (Net Asset Value/94.25%)	$ 11.17	$ 11.83	$ 8.76
Net Asset Value, Offering and Redemption Price Per Share – Class C†^	$ 10.03	N/A	N/A
Net Asset Value, Offering and Redemption Price Per Share – Class Z^	$ 10.66	$ 11.33	$ 8.28
Net Asset Value, Offering and Redemption Price Per Share – Institutional Class^	$ 10.67	$ 11.48	$ 8.27

†Class C shares have a contingent deferred sales charge. For a description of possible sales charge, please see the Fund's Prospectus.
^Net Assets divided by shares may not calculate to the stated NAV because these amounts are shown rounded.
N/A — Not Applicable
Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF OPERATIONS (000)

FOR THE SIX-MONTH PERIOD ENDED JANUARY 31, 2012 (UNAUDITED)

	Old Mutual Analytic Fund	Old Mutual Copper Rock Emerging Growth Fund	Old Mutual International Equity Fund
Investment Income:			
Dividends	$ 726	$ 52	$ 316
Interest Income	2	—	—
Less: Foreign Taxes Withheld	—	—	(14)
Total Investment Income	728	52	302
Expenses:			
Management Fees	278	193	136
Administration Fees	33	21	14
Distribution and Service Fees:			
Class A	26	3	—
Class C	65	—	—
Trustees' Fees	9	6	4
Custodian Fees	7	7	22
Professional Fees	33	19	32
Registration and SEC Fees	26	22	20
Transfer Agent Fees	102	20	4
Dividend Expense on Securities Sold Short	274	—	—
Interest Expense on Securities Sold Short	35	—	—
Pricing Fees	1	1	29
Other Expenses	28	12	7
Total Expenses	917	304	268
Less:			
Net Waiver of Management Fees	(91)	(28)	(128)
Net Expenses	826	276	140
Net Investment Income (Loss)	(98)	(224)	162
Net Realized Gain (Loss) from Investment Transactions (including Securities Sold Short)	(3,963)	1,610	166
Net Realized Loss on Foreign Currency Transactions	—	—	(35)
Net Realized Gain on Written Option Contracts	2,262	—	—
Net Change in Unrealized Appreciation (Depreciation) on Investments (including Securities Sold Short)	3,876	(5,613)	(3,866)
Net Change in Unrealized Depreciation on Forward Foreign Currency Contracts and Foreign Currency Transactions	—	—	(11)
Net Change in Unrealized Appreciation on Written Option Contracts	14	—	—
Net Realized and Unrealized Gain (Loss) on Investments	2,189	(4,003)	(3,746)
Increase (Decrease) in Net Assets Resulting from Operations	$ 2,091	$(4,227)	$(3,584)

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF CHANGES IN NET ASSETS (000)

	Old Mutual Analytic Fund	
	8/1/11 to 1/31/12 (Unaudited)	8/1/10 to 7/31/11
Investment Activities:		
Net Investment Income (Loss)	$ (98)	$ 385
Net Realized Gain (Loss) from Investments (including Securities Sold Short), Futures Contracts, Forward Foreign Currency Contracts, Foreign Currency Transactions and Written Option Contracts	(1,701)	10,031
Net Change in Unrealized Appreciation (Depreciation) on Investments (including Securities Sold Short), Futures Contracts, Forward Foreign Currency Contracts, Foreign Currency Transactions, and Written Option Contracts	3,890	(1,047)
Net Increase (Decrease) in Net Assets Resulting from Operations	2,091	9,369
Dividends and Distributions to Shareholders From:		
Net Investment Income:		
Class A	(152)	—
Class C	(59)	—
Class Z	(304)	—
Institutional Class	—	—
Total Dividends and Distributions	(515)	—
Capital Share Transactions:		
Class A		
Shares Issued	401	1,091
Shares Issued upon Reinvestment of Distributions	128	—
Redemption Fees	—	—
Shares Redeemed	(4,729)	(19,824)
Total Class A Capital Share Transactions	(4,200)	(18,733)
Class C		
Shares Issued	154	155
Shares Issued upon Reinvestment of Distributions	24	—
Redemption Fees	—	—
Shares Redeemed	(2,066)	(8,683)
Total Class C Capital Share Transactions	(1,888)	(8,528)
Class Z		
Shares Issued	6,643	13,150
Shares Issued upon Reinvestment of Distributions	283	—
Redemption Fees	—	—
Shares Redeemed	(5,524)	(8,178)
Total Class Z Capital Share Transactions	1,402	4,972
Institutional Class		
Shares Issued	—	—
Shares Issued upon Reinvestment of Distributions	—	—
Redemption Fees	—	—
Shares Redeemed	—	—
Total Institutional Class Capital Share Transactions	—	—
Decrease in Net Assets Derived from Capital Shares Transactions	(4,686)	(22,289)
Total Decrease in Net Assets	(3,110)	(12,920)
Net Assets:		
Beginning of Period	68,261	81,181
End of Period	$65,151	$ 68,261
Undistributed (Distribution in Excess of) Net Investment Income/(Accumulated Net Investment Loss)	$ (96)	$ 517

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

	Old Mutual Copper Rock Emerging Growth Fund		Old Mutual International Equity Fund	
	8/1/11 to 1/31/12 (Unaudited)	8/1/10 to 7/31/11	8/1/11 to 1/31/12 (Unaudited)	8/1/10 to 7/31/11
	$ (224)	$ (659)	$ 162	$ 889
	1,610	13,661	131	4,380
	(5,613)	9,620	(3,877)	3,213
	(4,227)	22,622	(3,584)	8,482
	—	—	(8)	(5)
	—	—	—	—
	—	—	(17)	(10)
	—	—	(943)	(875)
	—	—	(968)	(890)
	111	1,153	75	22
	—	—	8	4
	—	1	—	—
	(1,367)	(1,426)	(49)	(194)
	(1,256)	(272)	34	(168)
	—	—	—	—
	—	—	—	—
	—	—	—	—
	—	—	—	—
	—	—	—	—
	509	3,076	26	274
	—	—	16	10
	—	—	—	—
	(1,117)	(11,562)	(24)	(357)
	(608)	(8,486)	18	(73)
	3,261	4,875	282	701
	—	—	943	875
	1	—	—	—
	(4,265)	(31,951)	(7,550)	(21,994)
	(1,003)	(27,076)	(6,325)	(20,418)
	(2,867)	(35,834)	(6,273)	(20,659)
	(7,094)	(13,212)	(10,825)	(13,067)
	50,351	63,563	36,070	49,137
	$43,257	$ 50,351	$ 25,245	$ 36,070
	$ (224)	$ —	$ (27)	$ 779

Statement of Cash Flows (000)

For the Six-Month Period Ended January 31, 2012 (Unaudited)

	Old Mutual Analytic Fund
Cash Flows Provided From (Used in) Operating Activities:	
Interest and Dividends Received	$ 750
Purchases of Long-term Portfolio Investments	(98,328)
Proceeds from Sales of Long-term Portfolio Investments	103,337
Net Cash Used in Purchased Option Contracts	(89)
Net Cash Provided From Written Option Contracts	2,361
Net Cash Used in Short Sales Transactions	(1,008)
Net Increase in Short-term Investments	(971)
Interest Expense Paid	(35)
Operating Expenses Paid	(798)
Net Cash Provided From Operating Activities	**5,219**
Cash Flows Provided From (Used in) Financing Activities:	
Decrease in Shares of Beneficial Interest Sold	(5,382)
Cash Dividends Paid, Excluding Reinvestments of $435	(80)
Increase in Payable to Custodian	14
Increase in Deposits with Prime Brokers	229
Net Cash Used in Financing Activities	**(5,219)**
Net Change in Cash	**—**
Cash at Beginning of Year	**—**
Cash at End of Period	**$ —**
Reconciliation of Net Increase in Net Assets from Operations to	
Net Cash Provided From Operating Activities:	
Net Increase in Net Assets Resulting from Operations	**$ 2,091**
Decrease in Investments	3,030
Increase in Written Option Contracts, at Value	85
Decrease in Dividends and Interest Receivable	22
Decrease in Other Assets	4
Decrease in Accrued Expenses	(13)
Total Adjustments	**3,128**
Net Cash Provided From Operating Activities	**$ 5,219**

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

FINANCIAL HIGHLIGHTS

FOR A SHARE OUTSTANDING THROUGHOUT EACH YEAR ENDED JULY 31, (UNLESS OTHERWISE NOTED) AND FOR THE SIX-MONTH PERIOD ENDED JANUARY 31, 2012 (UNAUDITED)

	Net Asset Value Beginning of Year	Net Investment Income (Loss)*	Realized and Unrealized Gains (Losses) on Securities*	Redemption Fees	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Return of Capital	Total Dividends and Distributions	Net Asset Value End of Year	Total Return†	Net Assets End of Year (000)	Ratio of Expenses to Average Net Assets	Ratio of Expenses to Average Net Assets (Excluding Waivers and Expense Reductions)	Ratio of Net Investment Income (Loss) to Average Net Assets	Portfolio Turnover Rate
OLD MUTUAL ANALYTIC FUND																
Class A																
2012[>]	$10.26	$(0.01)	$ 0.36	$—	$ 0.35	$(0.08)	$ —	$ —	$(0.08)	$10.53	3.42%	$ 19,779	2.47%[1]	3.00%[1]	(0.23)%	125.49%
2011	9.02	0.06	1.18	—	1.24	—	—	—	—	10.26	13.75%	23,505	1.82%[1]	2.16%[1]	0.66%	231.43%
2010	8.68	0.05	0.29	—	0.34	—	—	—	—	9.02	3.92%	38,274	1.78%[1]	2.27%[1]	0.52%	168.45%
2009	11.88	0.02	(3.22)	—	(3.20)	—	—	—	—	8.68	(26.94)%	83,169	2.07%[1]	2.41%[1]	0.24%	195.35%
2008	14.51	0.05	(1.80)	—	(1.75)	(0.18)	(0.70)	—	(0.88)	11.88	(12.60)%	285,305	1.92%[1]	2.13%[1]	0.40%	171.50%
2007	13.21	0.08	1.24	—	1.32	(0.02)	—	—	(0.02)	14.51	9.99%	607,810	1.54%[1]	1.96%[1]	0.55%	183.98%
Class C																
2012[>]	$ 9.79	$(0.05)	$ 0.34	$—	$ 0.29	$(0.05)	$ —	$ —	$(0.05)	$10.03	2.93%	$ 12,640	3.23%[1]	3.56%[1]	(0.99)%	125.49%
2011	8.67	(0.01)	1.13	—	1.12	—	—	—	—	9.79	12.92%	14,243	2.57%[1]	2.78%[1]	(0.10)%	231.43%
2010	8.40	(0.02)	0.29	—	0.27	—	—	—	—	8.67	3.21%	20,558	2.53%[1]	2.91%[1]	(0.23)%	168.45%
2009	11.59	(0.05)	(3.14)	—	(3.19)	—	—	—	—	8.40	(27.52)%	51,879	2.82%[1]	2.97%[1]	(0.52)%	195.35%
2008	14.32	(0.04)	(1.77)	—	(1.81)	(0.22)	(0.70)	—	(0.92)	11.59	(13.23)%	158,508	2.65%[1]	2.85%[1]	(0.34)%	171.50%
2007	13.11	(0.03)	1.24	—	1.21	—	—	—	—	14.32	9.24%	340,569	2.29%[1]	2.67%[1]	(0.19)%	183.98%
Class Z																
2012[>]	$10.40	$ —	$ 0.36	$—	$ 0.36	$(0.10)	$ —	$ —	$(0.10)	$10.66	3.45%	$ 32,730	2.26%[1]	2.30%[1]	(0.05)%	125.49%
2011	9.11	0.08	1.21	—	1.29	—	—	—	—	10.40	14.16%	30,511	1.59%[1]	1.68%[1]	0.77%	231.43%
2010	8.75	0.07	0.29	—	0.36	—	—	—	—	9.11	4.11%	22,347	1.52%[1]	1.68%[1]	0.81%	168.45%
2009	11.94	0.04	(3.23)	—	(3.19)	—	—	—	—	8.75	(26.72)%	29,734	1.81%[1]	1.97%[1]	0.45%	195.35%
2008	14.54	0.09	(1.82)	—	(1.73)	(0.17)	(0.70)	—	(0.87)	11.94	(12.46)%	58,107	1.64%[1]	1.86%[1]	0.68%	171.50%
2007	13.21	0.12	1.24	—	1.36	(0.03)	—	—	(0.03)	14.54	10.33%	130,928	1.29%[1]	1.66%[1]	0.84%	183.98%
Institutional Class																
2012[>]	$10.40	$ —	$ 0.37	$—	$ 0.37	$(0.10)	$ —	$ —	$(0.10)	$10.67	3.57%	$ 2	2.23%[1]	801.36%[1]	0.02%	125.49%
2011	9.12	0.09	1.19	—	1.28	—	—	—	—	10.40	14.04%	2	1.52%[1]	816.82%[1]	0.92%	231.43%
2010	8.76	0.11	0.25	—	0.36	—	—	—	—	9.12	4.11%	2	1.41%[1]	2.84%[1]	1.31%	168.45%
2009	11.96	0.05	(3.25)	—	(3.20)	—	—	—	—	8.76	(26.76)%	12,547	1.77%[1]	1.87%[1]	0.55%	195.35%
2008	14.54	0.09	(1.81)	—	(1.72)	(0.16)	(0.70)	—	(0.86)	11.96	(12.33)%	29,025	1.63%[1]	1.89%[1]	0.70%	171.50%
2007	13.21	0.12	1.24	—	1.36	(0.03)	—	—	(0.03)	14.54	10.34%	35,246	1.24%[1]	1.60%[1]	0.82%	183.98%

The accompanying notes are an integral part of the financial statements.

FINANCIAL HIGHLIGHTS — concluded

FOR A SHARE OUTSTANDING THROUGHOUT EACH YEAR ENDED JULY 31, (UNLESS OTHERWISE NOTED)
AND FOR THE SIX-MONTH PERIOD ENDED JANUARY 31, 2012 (UNAUDITED)

	Net Asset Value Beginning of Year	Net Investment Income (Loss)*	Realized and Unrealized Gains (Losses) on Securities*	Redemption Fees	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Net Asset Value End of Year	Total Return†	Net Assets End of Year (000)	Ratio of Expenses to Average Net Assets	Ratio of Expenses to Average Net Assets (Excluding Waivers and Expense Reductions)	Ratio of Net Investment Income (Loss) to Average Net Assets	Portfolio Turnover Rate
OLD MUTUAL COPPER ROCK EMERGING GROWTH FUND															
Class A															
2012>	$12.16	$(0.08)	$(0.93)	$—	$(1.01)	$ —	$ —	$ —	$11.15	(8.31)%	$ 2,408	1.67%	2.49%	(1.43)%	84.83%
2011	8.60	(0.16)	3.72	—	3.56	—	—	—	12.16	41.40%	4,060	1.67%	2.13%	(1.49)%	194.26%
2010	7.71	(0.07)	0.96	—	0.89	—	—	—	8.60	11.54%	3,079	1.67%	2.37%	(0.87)%	248.88%
2009	10.10	(0.10)	(2.29)#	—	(2.39)	—	—	—	7.71	(23.66)%#	3,480	1.67%	1.90%	(1.35)%	283.83%
2008	12.90	(0.16)	(1.71)	—	(1.87)	—	(0.93)	(0.93)	10.10	(16.08)%	11,213	1.67%	1.88%	(1.33)%	260.79%
2007	10.52	(0.16)	2.54	—	2.38	—	—	—	12.90	22.62%	35,890	1.55%	1.85%	(1.32)%	169.81%
Class Z															
2012>	$12.34	$(0.06)	$(0.95)	$—	$(1.01)	$ —	$ —	$ —	$11.33	(8.18)%	$ 7,694	1.42%	1.71%	(1.18)%	84.83%
2011	8.71	(0.13)	3.76	—	3.63	—	—	—	12.34	41.68%	9,079	1.42%	1.46%	(1.22)%	194.26%
2010	7.79	(0.05)	0.97	—	0.92	—	—	—	8.71	11.81%	13,498	1.42%	1.51%	(0.54)%	248.88%
2009	10.18	(0.08)	(2.31)#	—	(2.39)	—	—	—	7.79	(23.48)%#	19,771	1.42%	1.57%	(1.09)%	283.83%
2008	12.97	(0.13)	(1.73)	—	(1.86)	—	(0.93)	(0.93)	10.18	(15.90)%	15,510	1.42%	1.65%	(1.11)%	260.79%
2007	10.55	(0.15)	2.57	—	2.42	—	—	—	12.97	22.94%	557	1.30%	12.38%	(1.12)%	169.81%
Institutional Class															
2012>	$12.50	$(0.05)	$(0.97)	$—	$(1.02)	$ —	$ —	$ —	$11.48	(8.16)%	$ 33,155	1.22%	1.26%	(0.98)%	84.83%
2011	8.80	(0.11)	3.81	—	3.70	—	—	—	12.50	42.05%	37,212	1.22%	1.20%	(1.03)%	194.26%
2010	7.86	(0.05)	0.99	—	0.94	—	—	—	8.80	11.96%	46,986	1.22%	1.22%	(0.51)%	248.88%
2009	10.24	(0.07)	(2.31)#	—	(2.38)	—	—	—	7.86	(23.24)%#	35,660	1.22%#	1.18%	(0.89)%	283.83%
2008	13.01	(0.11)	(1.73)	—	(1.84)	—	(0.93)	(0.93)	10.24	(15.69)%	34,651	1.17%	1.35%	(0.85)%	260.79%
2007	10.56	(0.10)	2.55	—	2.45	—	—	—	13.01	23.20%	66,666	1.10%	1.21%	(0.86)%	169.81%
OLD MUTUAL INTERNATIONAL EQUITY FUND															
Class A															
2012>	$ 9.40	$ 0.02	$(0.89)	$—	$(0.87)	$(0.27)	$ —	$(0.27)	$ 8.26	(8.98)%	$ 258	1.52%	8.36%	0.55%	20.56%
2011	8.00	0.12	1.41	—	1.53	(0.13)	—	(0.13)	9.40	19.24%	255	1.52%	6.85%	1.33%	39.69%
2010	7.67	0.11	0.34	—	0.45	(0.12)	—	(0.12)	8.00	5.89%	363	1.52%	5.59%	1.30%	92.20%
2009	11.12	0.12	(3.46)#	—	(3.34)	(0.11)	—	(0.11)	7.67	(29.95)%#	617	1.52%	3.43%	1.62%	151.84%
2008	13.51	0.17	(2.45)	—	(2.28)	(0.03)	(0.08)	(0.11)	11.12	(17.04)%	1,875	1.60%	2.76%	1.34%	180.69%
2007	10.95	0.14	2.87	—	3.01	(0.10)	(0.35)	(0.45)	13.51	28.02%	2,170	1.70%	4.33%	1.05%	94.78%
Class Z															
2012>	$ 9.44	$ 0.03	$(0.90)	$—	$(0.87)	$(0.29)	$ —	$(0.29)	$ 8.28	(8.89)%	$ 494	1.27%	5.73%	0.84%	20.56%
2011	8.03	0.15	1.41	—	1.56	(0.15)	—	(0.15)	9.44	19.57%	541	1.27%	4.65%	1.64%	39.69%
2010	7.70	0.13	0.34	—	0.47	(0.14)	—	(0.14)	8.03	6.07%	528	1.27%	4.77%	1.64%	92.20%
2009	11.20	0.14	(3.49)#	—	(3.35)	(0.15)	—	(0.15)	7.70	(29.70)%#	513	1.27%	3.85%	1.94%	151.84%
2008	13.57	0.22	(2.49)	—	(2.27)	(0.02)	(0.08)	(0.10)	11.20	(16.88)%	1,269	1.34%	3.44%	1.74%	180.69%
2007	10.97	0.19	2.85	—	3.04	(0.09)	(0.35)	(0.44)	13.57	28.23%	1,002	1.45%	13.96%	1.37%	94.78%
Institutional Class															
2012>	$ 9.46	$ 0.05	$(0.91)	$—	$(0.86)	$(0.33)	$ —	$(0.33)	$ 8.27	(8.75)%	$ 24,493	1.02%	1.84%	1.20%	20.56%
2011	8.06	0.18	1.40	—	1.58	(0.18)	—	(0.18)	9.46	19.75%	35,274	1.02%	1.45%	2.02%	39.69%
2010	7.73	0.15	0.35	—	0.50	(0.17)	—	(0.17)	8.06	6.43%	48,246	1.02%	1.52%	1.80%	92.20%
2009	11.27	0.16	(3.52)#	—	(3.36)	(0.18)	—	(0.18)	7.73	(29.58)%#	72,759	1.02%	1.55%	2.15%	151.84%
2008	13.61	0.25	(2.49)	—	(2.24)	(0.02)	(0.08)	(0.10)	11.27	(16.61)%	113,297	1.06%	1.32%	1.96%	180.69%
2007	10.98	0.17	2.92	—	3.09	(0.11)	(0.35)	(0.46)	13.61	28.65%	9,834	1.20%	1.75%	1.33%	94.78%

The accompanying notes are an integral part of the financial statements.

*   Per share amounts for the year are calculated based on average outstanding shares.

\#   Impact of payment to affiliate was less than $0.01 per share and 0.01%, respectively.

†   Total return would have been lower had certain expenses not been waived by the Adviser during the year. Returns shown do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Returns shown exclude any applicable sales charges.

\>   For the six-month period ended January 31, 2012.

(1)   For the Old Mutual Analytic Fund, the ratio of expenses to average net assets includes dividend expense on securities sold short. Following is the impact of these expenses as a ratio to average net assets:

	Class A	Class C	Class Z	Institutional Class
2012>	0.86%	0.82%	0.83%	0.86%
2011	0.16%	0.16%	0.17%	0.17%
2010	0.13%	0.13%	0.12%	0.05%
2009	0.36%	0.36%	0.35%	0.36%
2008	0.39%	0.39%	0.39%	0.42%
2007	0.28%	0.28%	0.28%	0.27%

Amounts designated as "—" are either $0 or have been rounded to $0.

Notes to Financial Statements

As of January 31, 2012 (Unaudited)

1. Organization

Old Mutual Funds I (the "Trust"), organized as a Delaware statutory trust on May 27, 2004, is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. The Trust currently offers seven series portfolios, of which the following are covered by this Semi-Annual Report - the Old Mutual Analytic Fund, the Old Mutual Copper Rock Emerging Growth Fund and the Old Mutual International Equity Fund (each, a "Fund" and collectively, the "Funds"). The Trust's series portfolios whose financial statements are presented separately are the Old Mutual Asset Allocation Conservative Portfolio, the Old Mutual Asset Allocation Balanced Portfolio, the Old Mutual Asset Allocation Moderate Growth Portfolio and the Old Mutual Asset Allocation Growth Portfolio. The Old Mutual Analytic Fund commenced operations on July 1, 1978, the Old Mutual Copper Rock Emerging Growth Fund commenced operations on July 29, 2005, and the Old Mutual International Equity Fund commenced operations on December 30, 2005.

On October 17, 2011, the Board of Trustees of the Trust approved an Agreement and Plan of Reorganization (the "Plan") on behalf of the Funds. Pursuant to the Plan and if approved by shareholders, each Fund's assets and liabilities would be transferred to mutual funds advised by Touchstone Advisors, Inc. and shareholders in each Fund will become shareholders in the corresponding Touchstone mutual fund as follows: Old Mutual Analytic Fund into Touchstone Dynamic Equity Fund; Old Mutual Copper Rock Emerging Growth Fund into Touchstone Emerging Growth Fund; and Old Mutual International Equity Fund into Touchstone International Equity Fund. These transactions are anticipated to occur during the second calendar quarter of 2012.

Shareholders may purchase shares of the Old Mutual Analytic Fund through four separate classes, Class A, Class C, Class Z and Institutional Class shares. Shareholders may purchase Class A, Class Z and Institutional Class shares of the Old Mutual Copper Rock Emerging Growth Fund and Old Mutual International Equity Fund. All classes have equal rights as to earnings, assets, and voting privileges, except that each class may have different distribution costs, dividends, registration costs, and shareholder services costs and each class has exclusive voting rights with respect to its distribution and service plans. Except for these differences, each share class of each Fund represents an equal proportionate interest in that Fund. Each Fund is classified as a diversified investment management company. The Funds' prospectus provides a description of each Fund's investment objective, policies and investment strategies.

In the normal course of business, the Funds may enter into various agreements that provide for general indemnifications. Each Fund's maximum exposure under these arrangements is unknown as any potential exposure involves future claims that may be made against each Fund.

2. Significant Accounting Policies

The following is a summary of the significant accounting policies followed by the Funds.

Use of Estimates in the Preparation of Financial Statements — The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

Security Valuation — Investment securities of a Fund, including securities sold short, that are listed on a securities exchange, market or automated quotation system and for which market quotations are readily available, including securities traded over-the-counter ("OTC") (except for securities traded on NASDAQ), are valued at the last quoted sales price on the principal market on which they are traded at the close of trading on the New York Stock Exchange ("NYSE") (normally 4:00 p.m., Eastern Time) each day that the NYSE is open (the "Valuation Time"), or, if there is no such reported sale at the Valuation Time, investment securities are valued at the most recent quoted bid price reported by the exchange or the OTC market. For securities traded on NASDAQ, the NASDAQ Official Closing Price provided by NASDAQ each business day is used. If such prices are not available, these securities and unlisted securities for which market quotations are not readily available are valued in accordance with Fair Value Procedures established by the Board of Trustees (the "Board"). The Funds use pricing services to report the market value of securities in the portfolios; if the pricing service is not able to provide a price, or the pricing service quote of valuation is deemed inaccurate or does not reflect the market value of the security, securities are valued in accordance with Fair Value Procedures established by the Board. The Trust's Fair Value Procedures are implemented through a Valuation Committee (the "Committee") designated by the Board. A security may be valued using Fair Value Procedures if, among other things, the security's trading has been halted or suspended; the security has been de-listed from a national exchange; the security's primary trading market is temporarily closed at a time when, under normal conditions, it would be open; or the security's primary pricing source is not able or willing to provide a price. When a security is valued in accordance with the Fair Value Procedures, the Committee will determine the value after taking into consideration relevant information reasonably available to the Committee. The valuation is assigned to Fair Valued Securities for purposes of calculating a Fund's net asset value ("NAV"). Debt securities (other than short-term obligations), including listed issues, are valued on the basis of valuations furnished by a pricing service which utilizes electronic data processing techniques to determine valuations for normal institutional size trading units of debt securities, without exclusive reliance upon exchange or over-the-counter prices. Short-term obligations with maturities of 60 days or less may be valued at amortized cost, which approximates market value. Under this valuation method, acquisition discounts and premiums are accreted and amortized ratably to maturity and are included in interest income.

Foreign securities traded on foreign exchanges in the Western Hemisphere are valued based upon quotations from the principal market in which they are traded before the valuation time and are translated from the local currency into U.S. dollars using current exchange rates. In addition, if quotations are not readily available, or if the values have been materially affected by events occurring after the closing of a foreign market, assets may be valued in accordance with the Fair Value Procedures established by the Board.

Foreign securities traded in countries outside the Western Hemisphere are fair valued daily by utilizing the quotations of an independent pricing service, unless the Fund's investment adviser, Old Mutual Capital, Inc. (the "Adviser"), determines that use of another valuation methodology is appropriate. The pricing service uses statistical analyses and quantitative models to adjust local prices using factors such as subsequent movement and changes in the prices of indexes, securities and exchange rates in other markets in determining fair value as of the time the Funds calculate the NAVs. The fair value of the foreign security is translated from the local currency into U.S. dollars using current exchange rates.

The Funds are subject to the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification 820-10, *Fair Value Measurements and Disclosures*, ("ASC 820-10"). ASC 820-10 establishes a hierarchy that prioritizes the inputs to valuation techniques giving the highest priority to readily available unadjusted quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements) when market prices are not readily available or reliable. Foreign securities fair valued by utilizing quotations of an independent pricing service are categorized as Level 2 securities. The inputs used for valuing securities are not necessarily an indication of the risks associated with investing in those securities. Changes in valuation techniques may result in transfers in or out of an investment's assigned level within the hierarchy during the reporting period. For each Fund, there were no significant transfers between Level 1 and Level 2 during the reporting period, based on the input level assigned under the hierarchy at the beginning and end of the reporting period. The aggregate value by input level, as of January 31, 2012 for each Fund's investments, as well as a reconciliation of assets for which Level 3 inputs were assigned, is included in the Schedule of Investments.

Valuation of Options and Futures — Options are valued at the last quoted sales price. If there is no such reported sale on the valuation date, long option positions are valued at the most recent bid price, and short option positions are valued at the most recent ask price. Futures contracts are valued at the settlement price established each day by the exchange on which they are traded. The daily settlement prices for financial futures are provided by an independent source.

Security Transactions and Investment Income — Security transactions are accounted for on the date the securities are purchased or sold (trade date). Dividend income, dividend expense on securities sold short and distributions to shareholders are recognized on the ex-dividend date; interest income and expense is recognized on the accrual basis and includes amortization of premiums and accretion of discounts on investments. Non-cash dividends included in dividend income, if any, are recorded at the fair market value of the securities received. Costs used in determining realized capital gains and losses on the sale of investment securities are those of the specific securities sold adjusted for the accretion and amortization of acquisition discounts and premiums during the respective holding periods, if applicable.

Dividends and Distributions — Dividends from net investment income for the Funds are declared and paid at least annually, if available. Distributions of net realized capital gains for each Fund are generally made to shareholders at least annually, if available.

Foreign Withholding Taxes — The Funds may be subject to taxes imposed by countries with respect to their investments in issuers existing or operating in such countries. Such taxes are generally based on income earned. The Funds accrue such taxes when the related income is earned.

Forward Foreign Currency Contracts — The Funds are subject to foreign currency exchange risk in the normal course of pursuing their objectives. The Funds may enter into forward foreign currency contracts to take advantage of changes in currency values, to enhance investment returns or to hedge against foreign currency fluctuations. All commitments are "marked-to-market" daily at the applicable foreign exchange rate, and any resulting unrealized gains or losses are recorded accordingly. The Funds realize gains and losses at the time the forward contracts are settled. Unrealized gains or losses on outstanding positions in forward foreign currency contracts held at the close of the period are recognized as ordinary income or loss for Federal income tax purposes. The Funds could be exposed to risk if the counterparties to the contracts are unable to meet the terms of the contract and from unanticipated movements in the value of a foreign currency relative to the U.S. dollar or other foreign currencies in which it has invested. Finally, the risk exists that losses could exceed amounts disclosed on the Statements of Assets and Liabilities. During the six-month period ended January 31, 2012, the Funds did not invest in forward foreign currency contracts.

Investments in Real Estate Investment Trusts ("REITs") — Dividend income is recorded based on the income included in distributions received from the REIT investments using published REIT reclassifications, including some management estimates when actual amounts are not available. Distributions received in excess of this estimated amount are recorded as a reduction of the cost of investments or reclassified to capital gains. The actual amounts of income, return of capital and capital gains are only determined by each REIT after its fiscal year-end, and may differ from the estimated amounts.

Foreign Currency Conversion — The books and records of the Funds are maintained in U.S. dollars. Foreign currency amounts are converted into U.S. dollars on the following basis:

   (i) market value of investment securities, other assets and liabilities at the current rate of exchange; and

   (ii) purchases and sales of investment securities, income and expenses at the relevant rates of exchange prevailing on the respective dates of such transactions.

The Funds do not isolate that portion of gains and losses on investment securities that is due to changes in the foreign exchange rates from that which is due to changes in market prices of such securities. The Funds report gains and losses on foreign currency related transactions as components of realized gains and losses for financial reporting purposes, whereas such components are treated as ordinary income or loss for Federal income tax purposes.

Futures Contracts — The Funds are subject to equity price risk, interest rate risk and foreign currency exchange risk in the normal course of pursuing their objectives. The Funds may utilize futures contracts to enhance investment returns, as an efficient way to gain broad market exposure with reduced transaction costs and/or to hedge against overall equity market volatility and other risks in the Fund's portfolio. Upon entering into a futures contract, the Funds will deposit securities for the initial margin with its custodian in a segregated account. Subsequent payments, which are dependent on the daily fluctuations in the value of the underlying instrument, are made or received by the Funds each day (daily variation margin) and are recorded as unrealized gains or losses until the contracts are closed. When the contract is closed, the Funds record a realized gain or loss equal to the difference between the proceeds from (or cost of) the closing transactions and the Fund's basis in the contract. Risks of entering into futures contracts include the possibility that a change in the value of the contract may not correlate with the changes in the value of the underlying instruments. Second, it is possible that a lack of liquidity for futures contracts could exist in the secondary market, resulting in an inability to close a futures position prior to its maturity date. Third, the purchase of a futures contract involves the risk that the Funds could lose more than the original margin deposit required to initiate the futures transaction. Finally, the risk exists that losses could exceed amounts disclosed on the Statements of Assets and Liabilities. There is minimal counterparty credit risk involved in entering into futures contracts since they are exchange-traded instruments and the exchange's clearinghouse, as counterparty to all exchange-traded futures, guarantees the futures against default. During the six-month period ended January 31, 2012, the Funds did not engage in futures contracts.

Options — The Funds may write or purchase financial option contracts primarily to hedge against changes in the value of equity securities (or securities that the Funds intend to purchase), against fluctuations in fair value caused by changes in prevailing market interest rates or foreign currency exchange rates and against changes in overall equity market volatility. In addition, the Funds may utilize options in an attempt to generate gains from option premiums or to reduce overall portfolio risk. The Funds' option strategy primarily focuses on the use of writing call options on equity indexes. When the Funds write or purchase an option, an amount equal to the premium received or paid by the Funds is recorded as a liability or an asset and is subsequently adjusted to the current market value of the option written or purchased. Premiums received or paid from writing or purchasing options which expire unexercised are treated by the Funds on the expiration date as realized gains or losses. The difference between the premium and the amount paid or received on effecting a closing purchase or sale transaction, including brokerage commissions, is also treated as a realized gain or loss. If an option is exercised, the premium paid or received is added to the cost of the purchase or proceeds from the sale in determining whether the Funds have realized a gain or a loss on investment transactions. The Funds, as writers of an option, may have no control over whether the underlying securities may be sold (call) or purchased (put) and as a result bear the market risk of an unfavorable change in the price of the security underlying the written option. The Funds, as purchasers of an option, bear the risk that the counterparties to the option may not have the ability to meet the terms of the option contracts. There is minimal counterparty credit risk involved in entering into option contracts since they are exchange-traded instruments and the exchange's clearinghouse, as counterparty to all exchange-traded options, guarantees the options against default.

Short Sales — As is consistent with the Old Mutual Analytic Fund's investment objectives, the Old Mutual Analytic Fund may engage in short sales that are "uncovered." Uncovered short sales are transactions under which a Fund sells a security it does not own. To complete such a transaction, a Fund must borrow the security to make delivery to the buyer. The Fund then is obligated to replace the security borrowed by purchasing the security at the market price at the time of the replacement. The price at such time may be more or less than the price at which the security was sold by the Fund. Until the security is replaced, the Fund is required to pay the lender amounts equal to any dividends or interest that accrue during the period of the loan, which is recorded as an expense on the Statement of Operations. To borrow the security, the Fund also may be required to pay a premium, which would decrease proceeds of the security sold. The proceeds of the short sale will be retained by the broker, to the extent necessary to meet margin requirements, until the short position is closed out. A gain, limited to the price at which the Fund sells the security short, or a loss, unlimited in size, will be recognized upon the close of a short sale.

Until the Fund closes its short position or replaces the borrowed security, it will: (a) maintain a segregated account containing cash or liquid securities at such a level that the amount deposited in the segregated account plus the amount deposited with the broker as margin will equal the current value of the security sold short, or (b) otherwise cover the Fund's short positions. The segregated assets are marked-to-market daily.

Payments by Affiliates — For the six-month period ended January 31, 2012, the Old Mutual Analytic Fund was reimbursed $1 (000) by its sub-adviser for losses incurred as a result of an error processing portfolio trades. The reimbursement is included in Shares Redeemed on the Statements of Changes in Net Assets. The reimbursement did not have a significant impact on the Old Mutual Analytic Fund's total return.

Other — Expenses that are directly related to one of the Funds are charged directly to that Fund. Other operating expenses are prorated to the Funds on the basis of relative net assets. Class specific expenses, such as distribution and service fees, are borne by that class. Income, other expenses and realized and unrealized gains and losses of a Fund are allocated to the respective class on the basis of the relative net assets each day.

The Funds have an arrangement with the transfer agent, DST Systems, Inc., whereby interest earned on uninvested cash balances is used to offset a portion of the transfer agent expense. The transfer agent fees shown in the Statements of Operations are in total and do not reflect the expense reductions, if any, which are shown separately. The Funds had no material expense reductions for the six-month period ended January 31, 2012.

The Funds impose a 2% redemption/exchange fee on total redemption proceeds (after applicable deferred sales charges) of any shareholder redeeming shares (including redemptions by exchange) of the Funds within 10 calendar days of their purchase. The Funds charge the redemption/exchange fee to discourage market timing by those shareholders initiating redemptions or exchanges to take advantage of short-term market movements. The redemption fee will be imposed to the extent that the number of Fund shares redeemed exceeds the number of Fund shares that have been held for more than 10 calendar days. In determining how long shares of the Fund have been held, shares held by the investor for the longest period of time will be sold first. The Funds will retain the fee by crediting Paid-in Capital. For the six-month period ended January 31, 2012, redemption fees of $1 (000) were collected by Old Mutual Copper Rock Emerging Growth Fund (Institutional Class). There were no other material redemption fee amounts collected by the Funds.

3. INVESTMENT ADVISORY FEES, ADMINISTRATIVE FEES AND OTHER TRANSACTIONS WITH AFFILIATES

Investment Adviser — Old Mutual Capital, Inc. is a wholly owned subsidiary of Old Mutual (US) Holdings Inc. ("OMUSH"). OMUSH is a wholly owned subsidiary of OM Group (UK) Limited, which, in turn, is a wholly owned subsidiary of Old Mutual plc, a London-Exchange listed international financial services firm. The Funds and the Adviser are parties to Investment Advisory Agreements (the "Advisory Agreements"), under which the Adviser is paid a monthly fee that is calculated daily and paid monthly, at an annual rate based on the average daily net assets of each Fund, as follows:

	Management Fee	Asset Level
Old Mutual Analytic Fund	0.850%	N/A
Old Mutual Copper Rock Emerging Growth Fund	0.900%	N/A
Old Mutual International Equity Fund	1.000%	Less than $1 billion
	0.975%	From $1 billion to $2 billion
	0.950%	From $2 billion to $3 billion
	0.925%	Greater than $3 billion

Expense Limitation Agreements — In the interest of limiting expenses of the Funds, the Adviser has entered into an expense limitation agreement ("Expense Limitation Agreement") pursuant to which the Adviser has agreed, in writing, to waive or limit its fees and to assume other expenses of the Funds to the extent necessary to limit the total annual expenses to a specified percentage of the Funds' average daily net assets through the dates specified below.

The expense limitations are as follows:

	Class A	Class C	Class Z	Institutional Class	Expiration Date of Expense Limitation
Old Mutual Analytic Fund	1.55%	2.30%	1.30%	1.25%	December 31, 2012
Old Mutual Copper Rock Emerging Growth Fund	1.67%	N/A	1.42%	1.22%	December 31, 2012
Old Mutual International Equity Fund	1.52%	N/A	1.27%	1.02%	December 31, 2012

Reimbursement by the Funds of the advisory fees waived and other expenses paid by the Adviser pursuant to the Expense Limitation Agreement may be made up to three years after the expenses were reimbursed or absorbed if such reimbursement does not cause the operating expenses of the Fund in the year of reimbursement to exceed the expense limitation in effect in the year for which fees are being reimbursed. At January 31, 2012, the Adviser may seek reimbursement of previously waived and reimbursed fees as follows (000):

	Expiration 2012	Expiration 2013	Expiration 2014	Expiration 2015	Total
Old Mutual Analytic Fund	$783	$458	$175	$ 91	$1,507
Old Mutual Copper Rock Emerging Growth Fund	95	56	24	28	203
Old Mutual International Equity Fund	422	327	224	128	1,101

Sub-Advisory Agreements — The Trust, on behalf of the Old Mutual International Equity Fund, and the Adviser have entered into a sub-advisory agreement (the "Acadian Sub-Advisory Agreement") with Acadian Asset Management LLC ("Acadian"). Acadian is a majority-owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the Acadian Sub-Advisory Agreement, Acadian is entitled to receive from the Adviser a sub-advisory fee which is computed and paid monthly at an annual rate of 0.60%, net of 50% of any waivers, reimbursement payments, supermarket fees and alliance fees waived, reimbursed or paid by the Adviser and net of all breakpoints.

The Trust, on behalf of the Old Mutual Analytic Fund, and the Adviser have entered into a sub-advisory agreement (the "Analytic Sub-Advisory Agreement") with Analytic Investors, LLC ("Analytic"). Analytic is a majority-owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the Analytic Sub-Advisory Agreement, Analytic is entitled to receive from the Adviser a sub-advisory fee, which is computed and paid monthly at an annual rate of 0.60%.

The Trust, on behalf of the Old Mutual Copper Rock Emerging Growth Fund, and the Adviser have entered into a sub-advisory agreement (the "Copper Rock Sub-Advisory Agreement") with Copper Rock Capital Partners, LLC ("Copper Rock"). Copper Rock is a majority-owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the Copper Rock Sub-Advisory Agreement, Copper Rock is entitled to receive from the Adviser a sub-advisory fee which is computed and paid monthly at an annual rate of 0.60%.

The Sub-Advisory Agreements obligate the sub-advisers to: (i) manage the investment operations of the assets managed by the sub-adviser and the composition of the investment portfolio comprising such assets, including the purchase, retention and disposition thereof in accordance with a Fund's investment objective, policies and limitations; (ii) provide supervision of the assets managed by the sub-adviser and determine from time to time what investments and securities will be purchased, retained or sold on behalf of the Fund and what portion of the assets managed by the sub-adviser will be invested or held uninvested in cash; and (iii) determine the securities to be purchased or sold on behalf of the Fund in connection with such assets and to place orders with or through such persons, brokers or dealers to carry out the policy with respect to brokerage set forth in the Prospectus or as the Board or the Adviser may direct from time to time, in conformity with federal securities laws.

Administrative Services Agreement — The Trust and Old Mutual Fund Services (the "Administrator"), a wholly owned subsidiary of the Adviser, entered into an Administrative Services Agreement (the "Administrative Agreement"), pursuant to which the Administrator oversees the administration of the Trust's and each Fund's business and affairs, including regulatory reporting and all necessary office space, equipment, personnel and facilities, as well as services performed by various third parties. The Administrator is entitled to a fee from the Trust, which is calculated daily and paid monthly, as follows:

Average Daily Net Assets	Annual Fee Rate
$0 to $500 million	0.10%
> $500 million up to $1 billion	0.09%
> $1 billion up to $1.5 billion	0.08%
> $1.5 billion	0.07%

The Administrative Agreement provides that the Administrator will not be liable for any error of judgment or mistake of law or for any loss suffered by the Trust in connection with the matters to which the Administrative Agreement relates, except a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the Administrator in the performance of its duties. The Administrative Agreement will continue in effect unless terminated by either party upon not less than 90 days' prior written notice to the other party.

The Bank of New York Mellon (the "Sub-Administrator") serves as sub-administrator to the Trust. The Sub-Administrator assists the Administrator in connection with the administration of the business and affairs of the Trust. Pursuant to a sub-administration and accounting agreement (the "Sub-Administration Agreement") between the Administrator and the Sub-Administrator, the Administrator pays the Sub-Administrator as follows: annual rates, based on the combined average daily gross assets of the funds within the Trust and Old Mutual Funds II (the "Old Mutual Complex"), of (1) 0.0475% of the first $6 billion, plus (2) 0.04% of the average daily gross assets in excess of $6 billion. For funds within the Old Mutual Complex that are managed as a "fund of funds," these fees apply only at the underlying fund level. In addition, the Administrator pays the Sub-Administrator the following annual fees: (1) $35,000 for each fund managed as a "fund of funds"; (2) $3,000 per class in excess of three classes for each fund in the Old Mutual Complex, and (3) the greater of .01925% based on the combined average daily gross assets of the Old Mutual Complex or $425,000. Certain minimum fees apply. The Sub-Administration Agreement provides that the Sub-Administrator will not be liable for any costs, damages, liabilities or claims incurred by the Sub-Administrator except those arising out of the Sub-Administrator's or its delegee's or agent's (if such delegee or agent is a subsidiary of the Sub-Administrator) negligence or willful misconduct or the Sub-Administrator's failure to act in good faith. In no event shall the Sub-Administrator be liable to the Administrator or any third party for special, indirect or consequential damages.

Distribution Agreement — Old Mutual Investment Partners (the "Distributor"), a wholly owned subsidiary of the Adviser, and the Trust are parties to a distribution agreement (the "Distribution Agreement"), pursuant to which the Distributor serves as principal underwriter for the Trust's shares. The Distributor receives no compensation for serving in such capacity, except as provided in separate Distribution Plans and Service Plans.

The Distribution Agreement is renewable annually. The Distribution Agreement may be terminated by the Distributor, by a majority vote of the Trustees who are not "interested persons" (as defined in the 1940 Act) and have no financial interest in the Distribution Agreement, or by a majority vote of the outstanding securities of the Trust upon not more than 90 days' written notice by either party or upon assignment by the Distributor.

The Trust has adopted a Distribution Plan for each of Class A and Class C shares pursuant to Rule 12b-1 under the 1940 Act to enable the Class A shares of each Fund and Class C shares of Old Mutual Analytic Fund to directly and indirectly bear certain expenses relating to the distribution of such shares. The Trust has also adopted a Service Plan to enable the Class A shares of each Fund and Class C shares of Old Mutual Analytic Fund to directly and indirectly bear certain expenses relating to the shareholder servicing and/or personal account maintenance of the holders of such shares. Each of the Distribution Plans and Service Plans are compensation plans, which means that they compensate the Distributor or third-party broker-dealer or financial intermediary regardless of the expenses actually incurred by such persons.

Pursuant to the Distribution Plan for Class A and Class C shares, the Trust will pay to the Distributor a monthly fee at an annual aggregate rate not to exceed (i) 0.25% of the average net asset value of the Class A shares of each Fund and (ii) 0.75% of the average net asset value of the Class C shares of Old Mutual Analytic Fund, as determined at the close of each business day during the month, which is to compensate the Distributor for services provided and expenses incurred by it in connection with the offering and sale of Class A or Class C shares, which may include, without limitation, the payment by the Distributor to investment dealers of commissions on the sale of Class A or Class C shares, as set forth in the then current prospectus or statement of additional information with respect to Class A and Class C shares and interest and other financing costs.

The amount of such payments shall be determined by the Trust's disinterested Trustees from time to time. Currently, Class A shares are not authorized to pay distribution fees and Class C shares are authorized to pay the maximum amount of distribution fees.

Pursuant to the Service Plan for Class A and Class C shares, the Trust will pay to the Distributor or other third-party financial intermediaries a fee at an annual aggregate rate not to exceed 0.25% of the average net asset value of Class A and Class C shares, which is for maintaining or improving services provided to shareholders by the Distributor and investment dealers, financial institutions and 401(k) plan service providers. The amount of such payments shall be determined by the Trust's disinterested Trustees from time to time.

Currently, both Class A and Class C shares are authorized to pay the maximum amount of service fees.

The Administrator will prepare and deliver written reports to the Board on a regular basis (at least quarterly) setting forth the payments made pursuant to the Distribution Plans and the Service Plans, and the purposes for which such expenditures were made, as well as any supplemental reports as the Board may from time to time reasonably request.

Except to the extent that the Administrator, Sub-Administrator, Adviser or sub-advisers may benefit through increased fees from an increase in the net assets of the Trust which may have resulted in part from the expenditures, no interested person of the Trust nor any Trustee of the Trust who is not an "interested person" (as defined in the 1940 Act) of the Trust has a direct or indirect financial interest in the operation of the Distribution or Service Plans or any related agreement.

Other Service Providers — The Bank of New York Mellon serves as the custodian for the Funds. The custodian's responsibilities include safekeeping of the Funds' portfolio securities and cash, the delivery of such securities and cash to and from the Funds, and the appointment of any sub-custodian banks and clearing agents.

DST Systems, Inc. ("DST") serves as the transfer agent and dividend disbursing agent of the Funds. Pursuant to an agency agreement between the Trust and DST, DST also provides call center, correspondence and other shareholder account-related services to the Funds. From time to time, the Funds may pay amounts to third parties that provide sub-transfer agency and other administrative services relating to the Funds to persons who beneficially own interests in the Fund.

OMUSH receives an offset of certain recordkeeping fees from the plan sponsors of OMUSH's participant directed 401K, profit sharing and/ or voluntary deferral plans which invest in the Old Mutual Complex (collectively, the "Deferred Plans"). The amount of the fee offset is based in part on service and/or sub-transfer agency fees received by the plan sponsors from the Old Mutual Complex Class Z shares within the Deferred Plans. During the six-month period ended January 31, 2012, the amount received by OMUSH for recordkeeping fee offsets attributable to investments by the Deferred Plans in the Old Mutual Complex was approximately $15 (000).

Officers and Trustees of the Funds who are or were officers of the Adviser, Administrator, Sub-Administrator or Distributor received no compensation from the Funds.

4. Interfund Lending

Pursuant to resolutions adopted by the Boards of Trustees of each of Old Mutual Funds I and Old Mutual Funds II (together, the "Trusts"), on behalf of certain series portfolios of the Trusts (the "OM Funds"), each of the OM Funds may lend an amount up to its prospectus-defined limitations to other OM Funds. All such lending shall be conducted pursuant to the exemptive order granted by the Securities and Exchange Commission on August 12, 2003 to the Trusts. The interest rate charged on the loan is the average of the overnight repurchase agreement rate (highest rate available to the OM Funds from investments in overnight repurchase agreements) and the bank loan rate (Federal Funds Rate plus 50 basis points). None of the OM Funds may borrow more than 10% of its assets.

The Funds had no outstanding borrowings or loans related to interfund lending at any time during the six-month period ended January 31, 2012.

Notes to Financial Statements — continued

5. Investment Transactions

The cost of securities purchased and the proceeds from securities sold and matured, other than short-term investments, for the Funds, for the six-month period ended January 31, 2012 were as follows:

	Purchases (000)	Sales (000)
Old Mutual Analytic Fund	$98,328	$103,324
Old Mutual Copper Rock Emerging Growth Fund	36,897	39,971
Old Mutual International Equity Fund	5,681	12,816

Transactions in option contracts written in the Old Mutual Analytic Fund for the six-month period ended January 31, 2012, were as follows:

	Old Mutual Analytic Fund	
	Number of Contracts	Proceeds Received (000)
Outstanding at July 31, 2011	935	$ 2,095
Options written	7,035	14,270
Options terminated in closing purchasing transactions	(5,673)	(10,794)
Options expired	(1,547)	(3,377)
Outstanding at January 31, 2012	750	$ 2,194

6. Capital Share Transactions

	Old Mutual Analytic Fund		Old Mutual Copper Rock Emerging Growth Fund		Old Mutual International Equity Fund	
	8/1/11 to 1/31/12	8/1/10 to 7/31/11	8/1/11 to 1/31/12	8/1/10 to 7/31/11	8/1/11 to 1/31/12	8/1/10 to 7/31/11
	(Unaudited)		(Unaudited)		(Unaudited)	
Shares Issued and Redeemed (000):						
Class A						
Shares Issued	40	113	10	106	9	2
Shares Issued upon Reinvestment of Distributions	12	—	—	—	1	1
Shares Redeemed	(464)	(2,066)	(128)	(130)	(6)	(21)
Total Class A Share Transactions	(412)	(1,953)	(118)	(24)	4	(18)
Class C						
Shares Issued	16	16	—	—	—	—
Shares Issued upon Reinvestment of Distributions	2	—	—	—	—	—
Shares Redeemed	(214)	(933)	—	—	—	—
Total Class C Share Transactions	(196)	(917)	—	—	—	—
Class Z						
Shares Issued	648	1,298	47	264	3	30
Shares Issued upon Reinvestment of Distributions	27	—	—	—	2	1
Shares Redeemed	(540)	(815)	(103)	(1,078)	(3)	(40)
Total Class Z Share Transactions	135	483	(56)	(814)	2	(9)
Institutional Class						
Shares Issued	—	—	296	436	34	79
Shares Issued upon Reinvestment of Distributions	—	—	—	—	127	99
Shares Redeemed	—	—	(388)	(2,797)	(928)	(2,437)
Total Institutional Class Share Transactions	—	—	(92)	(2,361)	(767)	(2,259)
Net Decrease in Shares Outstanding	(473)	(2,387)	(266)	(3,199)	(761)	(2,286)

Amounts designated as "—" are either 0 or have been rounded to 0.

7. Foreign Holdings Risk

Each Fund may invest in foreign securities. Investing in the securities of foreign issuers involves special risks and considerations not typically associated with investing in U.S. companies. These risks and considerations include differences in accounting, auditing and financial reporting standards, generally higher commission rates on foreign portfolio transactions, the possibility of expropriation or confiscatory taxation, adverse changes in investment or exchange control regulations, political instability which could affect U.S. investment in foreign countries and potential restrictions on the flow of international capital and currencies. Foreign issuers may also be subject to less government regulation than U.S. companies. Moreover, the dividends and interest payable on foreign securities may be subject to foreign withholding taxes, thus reducing the net amount of income available for distribution to a Fund's shareholders. Further, foreign securities often trade with less frequency and volume than domestic securities and, therefore, may exhibit greater price volatility. Changes in foreign exchange rates will affect, favorably or unfavorably, the value of those securities which are denominated or quoted in currencies other than the U.S. dollar.

8. Federal Tax Information

Each Fund has qualified and intends to continue to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code and to distribute substantially all of its taxable income and net capital gains. Accordingly, no provision has been made for Federal income taxes.

The Funds are subject to the provisions of FASB Accounting Standards Codification 740-10 ("ASC 740-10"), Income Taxes. ASC 740-10 requires an evaluation of tax positions taken (or expected to be taken) in the course of preparing a Fund's tax returns to determine whether these positions meet a "more-likely-than-not" standard that based on the technical merits have a more than fifty percent likelihood of being sustained by a taxing authority upon examination. A tax position that meets the "more-likely-than-not" recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The Funds recognize interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations.

ASC 740-10 requires management of the Funds to analyze all open tax years, fiscal years 2007 – 2011 as defined by IRS statute of limitations, for all major jurisdictions, including federal tax authorities and certain state tax authorities. As of and during the year ended July 31, 2011, the Funds did not have a liability for any unrecognized tax benefits. The Funds have no examination in progress and are not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months.

Dividends from net investment income and distributions from net realized capital gains are determined in accordance with U.S. Federal income tax regulations, which may differ from those amounts determined under accounting principles generally accepted in the United States of America. These book/tax differences are either temporary or permanent in nature. To the extent these differences are permanent, they are charged or credited to Paid-in Capital or accumulated net realized gain, as appropriate, in the period that the differences arise.

Accordingly, the following permanent differences as of July 31, 2011, primarily attributable to certain net operating losses, reclassifications of long-term capital gain distributions on REITs, reclassifications of capital gain distributions investments in Passive Foreign Investment Companies, foreign currency translation and reclassifications of capital gains related to short sales which, for tax purposes, are not available to offset future income, were reclassified to the following accounts.

	Increase/(Decrease) Paid-in Capital (000)	Increase/(Decrease) Undistributed Net Investment Income (000)	Increase/(Decrease) Accumulated Net Realized Gain (000)
Old Mutual Analytic Fund	$ —	$ 25	$ (25)
Old Mutual Copper Rock Emerging Growth Fund	(659)	659	—
Old Mutual International Equity Fund	—	215	(215)

Amounts designated as "—" are either $0 or have been rounded to $0.

The tax character of dividends and distributions declared during the years ended July 31, 2011 and 2010 were as follows:

	Ordinary Income (000)	Total (000)
Old Mutual International Equity Fund		
2011	$ 890	$ 890
2010	1,182	1,182

The Old Mutual Analytic Fund and Old Mutual Copper Rock Emerging Growth Fund did not declare dividends or distributions during the years ended July 31, 2011 and 2010.

As of July 31, 2011, the components of Distributable Earnings/(Accumulated Losses) were as follows:

	Undistributed Ordinary Income (000)	Capital Loss Carryforwards (000)	Post October Losses (000)	Unrealized Appreciation/ Depreciation (000)	Other Temporary Differences (000)	Total (000)
Old Mutual Analytic Fund	$515	$(152,578)	$(445)	$ 5,436	$—	$(147,072)
Old Mutual Copper Rock Emerging Growth Fund	—	(6,364)	—	12,111	—	5,747
Old Mutual International Equity Fund	811	(43,352)	—	5,723	(2)	(36,820)

Amounts designated as "—" are either $0 or have been rounded to $0.

Post-October losses represent losses realized on investment transactions from November 1, 2010 through July 31, 2011 that, in accordance with federal income tax regulations the Funds may elect to defer and treat as having arisen in the following fiscal year. For Federal income tax purposes, capital loss carryforwards may be carried forward and applied against future capital gains for a period of up to eight years to the extent allowed by the Internal Revenue Code.

As of July 31, 2011, the following Funds had capital loss carryforwards available to offset future realized gains through the indicated expiration dates (000):

	2016	2017	2018	Total
Old Mutual Analytic Fund	$43,374	$31,726	$77,478	$152,578
Old Mutual Copper Rock Emerging Growth Fund	—	5,749	615	6,364
Old Mutual International Equity Fund	—	21,072	22,280	43,352

Amounts designated as "—" are either $0 or have been rounded to $0.

During the year ended July 31, 2011, the following capital loss carryforwards were utilized to offset realized capital gains and/or expired (000):

	Amount
Old Mutual Analytic Fund	$ 6,779
Old Mutual Copper Rock Emerging Growth Fund	13,339
Old Mutual International Equity Fund	3,348

Under the recently enacted Regulated Investment Company Modernization Act of 2010 (the "Act"), the Funds will be permitted to carry forward capital losses incurred in taxable years beginning after December 22, 2010 for an unlimited period. However, any losses incurred during those future taxable years (beginning August 1, 2011) will be required to be utilized prior to the losses incurred in pre-enactment taxable years. As a result of this ordering rule, pre-enactment capital loss carryforwards presented in the table above may be more likely to expire unused. Additionally, post-enactment capital losses that are carried forward will retain their character as either short-term or long-term capital losses rather than being considered all short-term as under previous law.

The Federal tax cost, aggregate gross unrealized appreciation and depreciation of investments, excluding securities sold short, futures contracts and written option contracts, held by each Fund at January 31, 2012 were as follows:

	Federal Tax Cost (000)	Unrealized Appreciation (000)	Unrealized Depreciation (000)	Net Unrealized Appreciation
Old Mutual Analytic Fund	$70,715	$10,327	$ (577)	$9,750
Old Mutual Copper Rock Emerging Growth Fund	36,234	7,450	(265)	7,185
Old Mutual International Equity Fund	22,737	3,829	(1,852)	1,977

9. NEW ACCOUNTING PRONOUNCEMENT

In May 2011, the FASB issued ASU No. 2011-04 *"Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs".* ASU 2011-04 includes common requirements for measurement of and disclosure about fair value between U.S. GAAP and IFRS. ASU 2011-04 will require reporting entities to disclose the following information for fair value measurements categorized within Level 3 of the fair value hierarchy: quantitative information about the unobservable inputs used in the fair value measurement, the valuation processes used by the reporting entity and a narrative description of the sensitivity of the fair value measurement to changes in unobservable inputs and the interrelationships between those unobservable inputs. In addition, ASU 2011-04 will require reporting entities to make disclosures about amounts and reasons for transfers in and out of Level 1 and Level 2 fair value measurements. The new and revised disclosures are effective for interim and annual reporting periods beginning after December 15, 2011. The Adviser has evaluated the implications of ASU No. 2011-04 and does not anticipate a material impact on the financial statements.

10. SUBSEQUENT EVENTS

In accordance with the provisions set forth in FASB Accounting Standards Codification 855-10 *Subsequent Events*, the Adviser has evaluated the possibility of subsequent events existing in the Funds' financial statements and has determined that there are no other material events that would require disclosure in the Funds' financial statements.

Proxy Voting and Portfolio Holdings (Unaudited)

Proxy Voting

A description of the guidelines that the Trust uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling toll-free at 888-772-2888; (ii) on the Trust's website at oldmutualfunds.com; and (iii) on the SEC's website at http://www.sec.gov.

Information about how the Funds voted proxies relating to portfolio securities for the 12-month period ended June 30, 2011 is available on the Trust's website at oldmutualfunds.com and on the SEC's website at http://www.sec.gov.

Portfolio Holdings

The Trust files a complete schedule of portfolio holdings with the SEC for the first and third quarters of its fiscal year on Form N-Q. The Trust's Forms N-Q are available on the SEC's website at http://www.sec.gov, or may be reviewed and copied at the SEC's Public Reference Room in Washington D.C. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330 toll-free. In addition, the most recent list of portfolio holdings is available on the Trust's website at oldmutualfunds.com.

FUND EXPENSES EXAMPLE (Unaudited)

Six Month Hypothetical Expense Example — January 31, 2012

Example. As a shareholder of a Fund you may pay two types of fees: transaction fees and fund-related fees. Transaction fees may include transaction costs, including sales charges (loads) on purchase payments, redemption fees, and exchange fees. Fund-related fees may include ongoing expenses, including management fees, distribution and/or service fees, and other fund expenses, which are indirectly paid by shareholders and affect your investment return.

This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Funds and to compare these costs with the ongoing costs of investing in other mutual funds. This Example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended January 31, 2012.

Actual Expenses. The first line for each share class in the following table provides information about actual account values and actual expenses. The Example includes, but is not limited to, management fees, 12b-1 fees, fund accounting, custody and transfer agent fees. However, the Example does not include client specific fees, such as the $10.00 fee charged to IRA accounts, or the $10.00 fee charged for wire redemptions. The Example also does not include portfolio trading commissions and related trading expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line for each share class under the heading entitled "Expenses Paid During Six-Month Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes. The second line for each share class in the table provides information about hypothetical account values and hypothetical expenses based on each Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in each Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds. Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees, or exchange fees. Therefore, this information is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

	Beginning Account Value 8/1/11	Ending Account Value 1/31/12	Annualized Expense Ratios for the Six Month Period	Expenses Paid During Six Month Period*
Old Mutual Analytic Fund – Class A				
Actual Fund Return	$1,000.00	$1,034.20	2.47%	$12.63
Hypothetical 5% Return	1,000.00	1,012.72	2.47	12.50
Old Mutual Analytic Fund – Class C				
Actual Fund Return	1,000.00	1,029.30	3.23	16.48
Hypothetical 5% Return	1,000.00	1,008.90	3.23	16.31
Old Mutual Analytic Fund – Class Z				
Actual Fund Return	1,000.00	1,034.50	2.26	11.56
Hypothetical 5% Return	1,000.00	1,013.77	2.26	11.44
Old Mutual Analytic Fund – Institutional Class				
Actual Fund Return	1,000.00	1,035.70	2.23	11.41
Hypothetical 5% Return	1,000.00	1,013.93	2.23	11.29
Old Mutual Copper Rock Emerging Growth Fund – Class A				
Actual Fund Return	1,000.00	916.90	1.67	8.05
Hypothetical 5% Return	1,000.00	1,016.74	1.67	8.47

	Beginning Account Value 8/1/11	Ending Account Value 1/31/12	Annualized Expense Ratios for the Six Month Period	Expenses Paid During Six Month Period*
Old Mutual Copper Rock Emerging Growth Fund – Class Z				
Actual Fund Return	$1,000.00	$ 918.20	1.42%	$6.85
Hypothetical 5% Return	1,000.00	1,018.00	1.42	7.20
Old Mutual Copper Rock Emerging Growth Fund – Institutional Class				
Actual Fund Return	1,000.00	918.40	1.22	5.88
Hypothetical 5% Return	1,000.00	1,019.00	1.22	6.19
Old Mutual International Equity Fund – Class A				
Actual Fund Return	1,000.00	910.20	1.52	7.30
Hypothetical 5% Return	1,000.00	1,017.50	1.52	7.71
Old Mutual International Equity Fund – Class Z				
Actual Fund Return	1,000.00	911.10	1.27	6.10
Hypothetical 5% Return	1,000.00	1,018.75	1.27	6.44
Old Mutual International Equity Fund – Institutional Class				
Actual Fund Return	1,000.00	912.50	1.02	4.90
Hypothetical 5% Return	1,000.00	1,020.01	1.02	5.18

* Expenses are equal to the Fund's annualized expense ratio multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).

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FOR MORE INFORMATION

For investors who want more information about Old Mutual Funds I, please contact us at:

By Telephone:

888-772-2888

By Mail:

Old Mutual Funds I
P.O. Box 219534
Kansas City, Missouri 64121-9534

Via the Internet:

oldmutualfunds.com

This semi-annual report is intended for the information of Old Mutual Funds I shareholders, but may be used by prospective investors when preceded or accompanied by a current prospectus. You may obtain a copy of the prospectus, which contains important information about the objectives, risks, share classes, charges and expenses of Old Mutual Funds I, by visiting oldmutualfunds.com or by calling 888-772-2888. Please read the prospectus carefully before investing.



Funds distributed by Old Mutual Investment Partners
R-12-007 03/2012